LAW OFFICES
JOHNSON, JONES, DORNBLASER, COFFMAN & SHORB
A PROFESSIONAL CORPORATION

W. THOMAS COFFMAN	2200 BANK OF AMERICA CENTER	TELEPHONE
KENNETH E. DORNBLASER		(918) 584-6644
JOHN B. JOHNSON, JR.	15 W. SIXTH STREET
C. ROBERT JONES		FAX
RANDY R. SHORB	TULSA, OKLAHOMA 74119	(918) 584-6645
E. ANDREW JOHNSON
E MAIL
JESSE N. BOMER		kdornblaser@jjdcs.com

RICHARD D. JONES, Of Counsel
PAUL KINGSOLVER, Of Counsel
DIANA CLARK, Of Counsel

February 8, 2006

Mr. H. Roger Schwall
c/o Ms. Jill Davis, Branch Chief
100 F. St. N.E.
Mail Stop 7010
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Arena Resources, Inc. - Amendment No. 2 to Form S-3 File No. 333-127741
Amendment No. 2 to Form 10-KSB for the year ended 12/31/04 File No. 1-31657
Amendment No. 1 to Form 10-QSB for the quarters ended 3/31/04, 6/30/04 and
Amendment No. 2 to Form 10-QSB9 for the quarter ended 9/30/04 File No. 1-31657

Dear Mr. Schwall:

        This letter is written in response to the oral comments received from Ms. Jill Davis, Branch Chief, following the review by the accounting staff of our response and filing on December 14, 2005, as well as the written comments received from the engineering staff on January 30, 2006, as they relate to Arena Resources, Inc. (“Arena” or the “Company”) and its Form S-3 and Amendment No. 2 to Form 10-KSB.

        The oral comment relayed by Ms. Davis stated that the accounting staff was unable to agree with Arena’s conclusion (as set forth in our December 14, 2005 letter) that the stock options granted by Arena were non-compensatory in nature and, therefore, Arena should consider restating its financial statements contained in the 10-KSB to account for such issuances accordingly.

        We have enclosed a redlined copy of Arena’s proposed Amendment No. 2 to its Annual Report on Form 10-KSB (year ended 12/31/04), with all changes marked thereon in response to the SEC staff comments. We have further enclosed Amendment No. 1 to Arena’s Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004, as well as Amendment No. 2 to Arena’s Form 10-Q for the quarter ended September 30, 2004, all of which have been changed to reflect the restated financial statements (with all changes marked). Finally, we have enclosed Amendment No. 2 to Arena’s Registration Statement on Form S-3, marked to show changes. Please note that it is the Company’s intent to defer actually filing Amendment No. 2 to its 10-KSB, the amended 10-Q’s and Amendment No. 2 to its S-3, until such time as we have confirmed with the staff that the proposed changes are responsive.

United States Securities and Exchange Commission
February 8, 2006

        Because we have either verbally or, in the case of the new risk factor added to the 10-KSB and S-3, provided in writing, our proposed changes with the appropriate staff, it is our sincere hope that the staff will be able to expedite its review of these filings so that you are in a position to state that the staff has “no further comment” and we can then appropriately request acceleration of the effectiveness of the S-3 on an expedited basis.

Form S-3 Filed October 17, 2005

Response to Comments

1.      We have added a risk factor at page 6, to comply with the January 30, 2006 comment of the staff.

General

        We have also updated the disclosure under “Prospectus Summary – Recent Developments Subsequent to our Quarter Ending September 30, 2005". We have retained the description of the private offering which is the subject of the shares being registered (originally appearing under the heading “Recent Developments Subsequent to our Quarter Ending June 30, 2005”), for the reason that we believe this summary is helpful to a reader in understanding more completely the purpose of the S-3 filing.

        The other significant change to the S-3 is the inclusion of an additional 58,252 shares of common stock for registration. These additional shares underlie the warrants that have now been issued to the investors/selling shareholders under the terms of the Securities Purchase Agreement, due to the fact that Arena was not able to effect the original registration within the time frame provided in such Agreement. The Company has, or will, prior to actually submitting Amendment No. 2 to the S-3 for filing, pay the additional filing fee associated with registering these shares.

        The other changes to the S-3, which are marked, have been made in order to update the information contained in the Registration Statement where appropriate, including the issuance of additional warrants to the selling shareholders, due to the delay in having the Registration Statement declared effective.

Form 10-KSB

General – Discussion of Restatement of Financial Statements

        We have revised the Explanatory Note (page 3) to describe the reasons for, and effect of the Company’s restatement of its financial statements. Essentially the same explanation appears as a new paragraph entitled “Restatement of Financial Statements to Reflect Compensation Related to Stock Option Grants” in the forepart of “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, at page 25. Finally, an entirely new Note 2 has been added to the financial statements (page 58) which also describes the change and effects of the restatement.

        A second change that the Company has made to its financial statements as reflected in this filing relates to adjusting, to market value, the value of certain shares of common stock originally issued in connection with the acquisition of properties. The staff had previously commented on this (Comment 7 in the staff’s November 17, 2005 letter) to which the Company responded in our letter of November 22, 2005, including our reply that the effect of the prior treatment by the Company was immaterial. However, because the Company was restating its financial statements to reflect the new treatment of the employee-based stock options, Arena determined to make an additional, immaterial, change in response to the staff’s original comment. While this change does impact the cost of properties subject to amortization (and related tables in which this information appears, such as at page 17), the effect on net income for the periods restated is inconsequential.

United States Securities and Exchange Commission
February 8, 2006

Risks Related to Secondary Recovery

        Following discussion with Mr. Murphy of the engineering staff, we have added, at page 9, a discussion of the risks associated with the fact that approximately 28% of Arena’s reserves as of December 31, 2004 depend upon secondary recovery techniques to establish production. This is essentially the same text which has been added as a “Risk Factor” in the S-3, and which will be included as a “risk factor” in all future 10-K’s filed by Arena, as appropriate.

Conclusion

        We believe this addresses the oral and written comments of the staff that remain outstanding. If you have further questions or comments that can be resolved telephonically, or if there is anything further that the Company can provide to expedite this review, please feel free to contact the undersigned at the number noted above. Again, we are anticipating a quick review of these changes by the staff, with the intent of being in a position to request acceleration of the effectiveness of the S-3 as quickly as possible.

Very truly yours,

/s/ Kenneth E. Dornblaser
Kenneth E. Dornblaser
For the Firm

C:	Ms. Melinda Kramer Ms. Tangela Richter Mr. Jonathan Duersch Ms. Jill Davis Mr. James Murphy Arena Resources, Inc.

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 10-KSB/A
Amendment No. 2

(Mark One)
|X| Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004
Or
|__| Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________to ___________

_________________

Commission file number 001-31657

_________________

Arena Resources, Inc.
(Name of small business issuer in its charter)

Nevada	73-1596109
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

4920 South Lewis Avenue, Suite 107 Tulsa, Oklahoma	74105
(Address of Principal Executive Offices)	(Zip Code)

(918) 747-6060
(Issuer's Telephone Number, Including Area Code
_________________

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common - $0.001 Par Value	American Stock Exchange

        Securities registered under Section 12(g) of the Exchange Act: None

        Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X|   No |_|

        Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. |X|

        State issuer's revenues for its most recent fiscal year. $8,482,130

        As of March 10, 2005, the aggregate market value of the common voting stock held by non-affiliates of the issuer, based upon the closing stock price of $12.61 per share, was approximately $97,905,351. As of March 10, 2005, the issuer had outstanding 10,194,304 shares of common stock ($0.001 par value).

        Transitional Small Business Disclosure Format (check one): Yes |_|   No |X|

Explanatory Note

               The purpose of this Amendment No. 2 to the Annual Report on Form 10-KSB of Arena Resources, Inc. (the “Company”) for the year ended December 31, 2004 (the “Original Form 10-KSB”) is to (i) include the GAAP-based “Standardized Measure of Discounted Future Net Cash Flows” in various narrative and tabular provisions where we describe the non-GAAP concept of pre-tax present value of future net reserves (“PV-10”) and explain the reason for the difference in the two measures; (ii) reclassify certain costs which we had previously included as part of our oil and gas production activities; (iii) disclose more fully the impact of SFAS No. 143 on our calculation of depreciation, depletion and amortizations costs; (iv) record an adjusted value (adjusted to market value on the date of issuance) of 40,000 shares of the Company’s common stock originally issued as a “finders’ fee” in connection with the acquisition of property and capitalized as part of our properties subject to amortization; and (v) to restate our financial statements to reflect the change in how we account for compensation expenses associated with options granted to employees under our stock option plan.

                The change in how we account for compensation expenses associated with options granted to employees essentially results in our recognition of compensation expense related to the discount amount of the exercise price of the option from the market price of the stock at the date of grant over the vesting period. The discount on all options granted through December 31, 2004 has been 15%, and the vesting period has been five years. The result of these changes is that our general and administrative expenses (which include our current compensation expense) have increased, with a resulting reduction in our net income after taxes for each year we have restated our financial statements. The effect of this change on our net income after taxes is to reduce our net income for the year ended December 31, 2003 by $139,355 (from $809,498 to $670,143), which equates to a reduction in our earnings per share from $0.12 to $0.10 for basic earnings per share and from $0.11 to $0.09 for diluted earnings per share, and for the year ended December 31, 2004 by $128,365 (from $2,580,017 to $2,451,652), which equates to a reduction in our earnings per share from $0.33 to $0.30 for basic earnings per share and from $0.30 to $0.27 for diluted earnings per share. We direct your attention to new Note 2 to our financial statements, which explains more fully these changes.

               This Amendment No. 2 amends and restates in its entirety the Original Form 10-KSB. This Amendment No. 2 continues to reflect circumstances as of the date and time of the filing of the Original Form 10-KSB and does not reflect events occurring after the filing of the Original Form 10-KSB or modify or update any other disclosures in any way.

Forward Looking Statements

               All statements, other than statements of historical fact included in this Annual Report on Form 10-KSB (herein, “Annual Report”) regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Annual Report, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this Annual Report. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this Annual Report are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Annual Report. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

               Unless the context otherwise requires, references in this Annual Report to “Arena,” “we,” “us,” “our” or “ours” refer to Arena Resources, Inc.

PART I

Item 1:       Description of Business

General

               Arena Resources, Inc. was incorporated in Nevada on August 31, 2000. Our principal executive offices are located at 4920 South Lewis Avenue, Suite 107, Tulsa, Oklahoma 74105, and our telephone number is (918) 747-6060.

               We are engaged in oil and natural gas acquisition, exploration, development and production, with activities currently in Oklahoma, Texas, New Mexico and Kansas. Our focus will be on developing our existing properties, while continuing to pursue acquisitions of oil and gas properties with upside potential.

Business Development

               Since our inception in August 2000, we have built our asset base and achieved growth primarily through property acquisitions. From our inception through December 31, 2004, we have increased our proved reserves to approximately 21.2 million Boe (barrel of oil equivalent), through the acquisition of interests in 12 leases, which have net revenue interests ranging from 24.5% to 81.32%. As of December 31, 2004, our estimated proved reserves had a pre-tax PV10 (present value of future net revenues before income taxes discounted at 10%) of approximately $302 million and a Standardized Measure of Discounted Future Net Cash Flows of approximately $205 million. The difference between these two amounts is the effect of income taxes. The Company presents the pre-tax PV-10 value, which is a non-GAAP financial measure, because it is a widely used industry standard which we believe is useful to those who may review this Annual Report when comparing our asset base and performance to other comparable oil and gas exploration and production companies. We spent approximately $29.4 million on acquisitions and capital projects during 2003 and 2004.

               We have a portfolio of oil and natural gas reserves, with approximately 92% of our proved reserves consisting of oil and approximately 8% consisting of natural gas. Approximately 24.1% of our proved reserves are classified as proved developed producing, or “PDP.” Approximately 1.7% of our proved reserves are classified as proved developed non-producing, or “PDNP,” and approximately 74.2% are classified as proved undeveloped, or “PUD.”

Competitive Business Conditions

               We operate in a highly competitive environment for acquiring properties, marketing oil and natural gas and securing trained personnel. The majority of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in the areas in which we operate. Those companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and natural gas industry.

               Current competitive factors in the domestic oil and gas industry are unique. The actual price range of crude oil is largely established by major international producers. Pricing for natural gas is more regional. Because the current domestic demand for oil and gas exceeds supply, we believe there is little risk that all current production will not be sold at relatively fixed prices. To this extent we do not believe we are directly competitive with other producers, nor is there any significant risk that we could not sell all our current production at current prices with a reasonable profit margin. The risk of domestic overproduction at current prices is not deemed significant. However, more favorable prices can usually be negotiated for larger quantities of oil and/or gas product. In this respect, while we believe we have a price disadvantage when compared to larger producers, we view our primary pricing risk to be related to a potential decline in international prices to a level which could render our current production uneconomical.

               We are presently committed to use the services of the existing gathering companies in our present areas of production. This potentially gives such gathering companies certain short-term relative monopolistic powers to set gathering and transportation costs, because obtaining the services of an alternative gathering company would require substantial additional costs (since an alternative gathering would be required to lay new pipeline and/or obtain new rights of way to any lease from which we are selling production).

Major Customers

               We principally sell our oil and natural gas production to end users, marketers and other purchasers that have access to nearby pipeline facilities. In areas where there is no practical access to pipelines, oil is trucked to storage facilities. Our marketing of oil and natural gas can be affected by factors beyond our control, the effects of which cannot be accurately predicted. For fiscal year 2004, two customers were responsible for generating 74% or more of our total oil and natural gas sales. These two customers were Plains Marketing, L.P., accounting for approximately 31% of total sales and Navajo Refining Company, accounting for approximately 43% of total sales. However, we believe that the loss of either of these customers would not materially impact our business, because we could readily find other purchasers for our oil and gas as produced.

Governmental Regulations

Regulation of Transportation of Oil

               Sales of crude oil, condensate and natural gas liquids are not currently regulated and are made at negotiated prices. Nevertheless, Congress could reenact price controls in the future.

               Our sales of crude oil are affected by the availability, terms and cost of transportation. The transportation of oil in common carrier pipelines is also subject to rate regulation. The Federal Energy Regulatory Commission, or the FERC, regulates interstate oil pipeline transportation rates under the Interstate Commerce Act. Intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state.

               Insofar as effective interstate and intrastate rates are equally applicable to all comparable shippers, we believe that the regulation of oil transportation rates will not affect our operations in any way that is of material difference from those of our competitors. Further, interstate and intrastate common carrier oil pipelines must provide service on a non-discriminatory basis. Under this open access standard, common carriers must offer service to all shippers requesting service on the same terms and under the same rates. When oil pipelines operate at full capacity, access is governed by pro-rationing provisions set forth in the pipelines’ published tariffs. Accordingly, we believe that access to oil pipeline transportation services generally will be available to us to the same extent as to our competitors.

Regulation of Transportation and Sale of Natural Gas

               Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and regulations issued under those Acts by the FERC. In the past, the federal government has regulated the prices at which natural gas could be sold. While sales by producers of natural gas can currently be made at uncontrolled market prices, Congress could reenact price controls in the future.

               Since 1985, the FERC has endeavored to make natural gas transportation more accessible to natural gas buyers and sellers on an open and non-discriminatory basis. The FERC has stated that open access policies are necessary to improve the competitive structure of the interstate natural gas pipeline industry and to create a regulatory framework that will put natural gas sellers into more direct contractual relations with natural gas buyers by, among other things, unbundling the sale of natural gas from the sale of transportation and storage services. Although the FERC’s orders do not directly regulate natural gas producers, they are intended to foster increased competition within all phases of the natural gas industry.

               We cannot accurately predict whether the FERC’s actions will achieve the goal of increasing competition in markets in which our natural gas is sold. Therefore, we cannot provide any assurance that the less stringent regulatory approach recently established by the FERC will continue. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers.

               Intrastate natural gas transportation is subject to regulation by state regulatory agencies. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that the regulation of similarly situated intrastate natural gas transportation in any states in which we operate and ship natural gas on an intrastate basis will not affect our operations in any way that is of material difference from those of our competitors.

Regulation of Production

               The production of oil and natural gas is subject to regulation under a wide range of local, state and federal statutes, rules, orders and regulations. Federal, state and local statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. All of the states in which we own and operate properties have regulations governing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum allowable rates of production from oil and natural gas wells, the regulation of well spacing, and plugging and abandonment of wells. The effect of these regulations is to limit the amount of oil and natural gas that we can produce from our wells and to limit the number of wells or the locations at which we can drill, although we can apply for exceptions to such regulations or to have reductions in well spacing. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and natural gas liquids within its jurisdiction.

               The failure to comply with these rules and regulations can result in substantial penalties. Our competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect our operations.

Environmental Compliance and Risks

               Our oil and natural gas exploration, development and production operations are subject to stringent federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Historically, most of the environmental regulation of oil and gas production has been left to state regulatory boards or agencies in those jurisdictions where there is significant gas and oil production, with limited direct regulation by such federal agencies as the Environmental Protection Agency. However, while we believe this generally to be the case for our production activities in Oklahoma, Texas, New Mexico and Kansas, there are various regulations issued by the Environmental Protection Agency (“EPA”) and other governmental agencies that would govern significant spills, blow-outs, or uncontrolled emissions.

               In Oklahoma, Texas, New Mexico and Kansas specific oil and gas regulations apply to the drilling, completion and operations of wells, and the disposal of waste oil and salt water. There are also procedures incident to the plugging and abandonment of dry holes or other non-operational wells, all as governed by the applicable governing state agency.

               At the federal level, among the more significant laws and regulations that may affect our business and the oil and gas industry are: The Comprehensive Environmental Response, Compensation and Liability Act of 1980, also known as “CERCLA” or “Superfund; the Oil Pollution Act of 1990; the Resource Conservation and Recovery Act, also known as “RCRA,”; the Clean Air Act; Federal Water Pollution Control Act of 1972, or the Clean Water Act; and the Safe Drinking Water Act of 1974.

               Compliance with these regulations may constitute a significant cost and effort for us. No specific accounting for environmental compliance has been maintained or projected by us at this time. We are not presently aware of any environmental demands, claims, or adverse actions, litigation or administrative proceedings in which either us or our acquired properties are involved or subject to, or arising out of any predecessor operations.

               In the event of a breach of environmental regulations, these environmental regulatory agencies have a broad range of alternative or cumulative remedies which include: ordering a clean-up of any spills or waste material and restoration of the soil or water to conditions existing prior to the environmental violation; fines; or enjoining further drilling, completion or production activities. In certain egregious situations the agencies may also pursue criminal remedies against us or our principal officers.

Current Employees

               As of December 31, 2004, we had ten full-time employees, including one petroleum engineer. Our employees are not represented by any labor union. We consider our relations with our employees to be satisfactory and have never experienced a work stoppage or strike.

               We retain certain engineers, geologists, landmen, pumpers and other personnel on a contract or fee basis as necessary for our operations.

Item 2:       Description of Property

General Background

               Since our inception in late August 2000, we have begun to build a solid asset base and achieved steady growth, primarily through property acquisitions, but with some exploitation activities. From our inception through December 31, 2004, our proved reserves have grown to 21,217,254 Boe, at an average acquisition/drilling cost of $1.60 per Boe. Many properties contain both oil and gas reserves. In those cases, the oil and gas reserves and the volume of oil and gas produced are converted to a common unit of measure on the basis of their approximate relative energy content. The common unit which we use is “Barrels of oil equivalent” or “Boe.” Acquisition and drilling costs “per Boe” is calculated by dividing the net capitalized costs, computed in accordance with applicable accounting standard, as shown under “Capitalized Costs Relating to Oil and Gas Producing Activities” under Supplemental Information on Oil and Gas Producing Activities ($33,879,101), by our reserves in Boe (21,217,254).

               As of December 31, 2004, our estimated proved reserves had a pre-tax PV10 value of approximately $302 million and a Standardized Measure of Discounted Future Cash Flows of approximately $205 million, approximately 44% of which came from properties located in New Mexico, approximately 42% from our properties in Texas, approximately 12% from our properties in Oklahoma and approximately 2% from our properties in Kansas. We spent approximately $28.3 million on capital projects during 2003 and 2004. We expect to further develop these properties through additional drilling. Our capital budget for 2005 is approximately $15 million for development of existing properties. Although our focus will be on development of our existing properties, we also intend to continue seeking acquisition opportunities which compliment our current portfolio. We intend to fund our development activity primarily through use of cash flow from operations and cash on hand, while potential drawings on our credit facility and proceeds from future equity transactions would also be available for development projects or future acquisitions. We believe that our acquisition expertise, together with our operating experience and efficient cost structure, provides us with the potential to continue our growth.

               We have a portfolio of oil and natural gas reserves, with approximately 92% of our proved reserves consisting of oil and approximately 8% consisting of natural gas. Approximately 24.1% of our proved reserves are classified as proved developed producing properties. Approximately 1.7% of our proved reserves are classified as proved developed nonproducing, and approximately 74.2% are classified as proved undeveloped.

               The following table summarizes our total net proved reserves, pre-tax PV10 value and Standardized Measure of Discounted Future Net Cash Flows as of December 31, 2004.

Geographic Area	Oil (Bbl)	Natural Gas (Mcf)	Total (Boe)	Pre-Tax PV10 Value	Standardized Measure of Discounted Future Net Cash Flows

New Mexico	8,659,448	4,165,346	9,353,672	$132,918,983	$89,979,415
Texas	7,777,328	2,204,548	8,144,753	127,273,059	86,812,109
Oklahoma	3,113,888	168,756	3,142,014	36,583,892	24,669,137
Kansas	--	3,460,891	576,815	5,680,048	3,780,089

Total	19,550,664	9,999,541	21,217,254	$302,455,982	$205,240,750

Proved Reserves

               Our 21,217,254 Boe of proved reserves, which consist of approximately 92% oil and 8% natural gas, are summarized below as of December 31, 2004, on a net pre-tax PV10 value basis. Our reserve estimates have not been filed with any Federal authority or agency (other than the SEC).

               As of December 31, 2004, New Mexico proved reserves had a net pre-tax PV10 value of $132.9 million and Standardized Measure of Discounted Future Net Cash Flows of $90.0 million, our proved reserves in Texas had a net pre-tax PV10 value of $127.2 million and Standardized Measure of Discounted Future Net Cash Flows of $86.8 million, our proved reserves in Oklahoma had a net pre-tax PV10 value of $36.6 million and a Standardized Measure of Discounted Future Net Cash Flows of $24.7 million and our proved reserves in Kansas had a net pre-tax PV10 value of $5.7 million and a Standardized Measure of Discounted Future Net Cash Flows of $3.8 million.

               As of December 31, 2004, approximately 24.1% of the 21.2 million Boe of proved reserves have been classified as proved developed producing, or “PDP”. Proved developed non-producing, or “PDNP”, and proved undeveloped, or “PUD”, reserves constitute 1.7% and 74.2%, respectively, of the proved reserves as of December 31, 2004.

                Approximately twenty-eight percent (28%) of our reserves for the year ended December 31, 2004 are associated with secondary recovery projects that are either in the initial stage of implementation or are scheduled for implementation. We anticipate that secondary recovery will be attempted by the use of waterflood of these reserves, and the exact project initiation dates and, by the very nature of waterflood operations, the exact completion dates of such projects, are uncertain. In addition, the reserves associated with these secondary recovery projects, as with any reserves, are estimates only, as the success of any development project, including these waterflood projects, cannot be ascertained in advance. If we are not successful in developing a significant portion of our reserves associated with secondary recovery methods, it could have a negative impact on our earnings and our stock price.

               Total proved reserves had a net pre-tax PV10 value as of December 31, 2004 of approximately $302 million and a Standardized Measure of Discounted Future Net Cash Flows of approximately $205 million, 18.6% or $56.1 million and $38.2, respectively, of which is associated with the PDP reserves. An additional $4.7 million and $3.1 million, respectively, is associated with the PDNP reserves ($60.8 million and $41.3 million, respectively, for total proved developed reserves, or 20.1% of total proved reserves’ pre-tax PV10 value) and $241.6 million and $164.0 million, respectively, is associated with PUD reserves.

               Our proved reserves as of December 31, 2004 are summarized in the table below.

	Oil (Bbl)	Gas (Mcf)	Total (Boe)	% of Total Proved	Pre-tax PV10 (In thousands)	Standardized Measure of Discounted Future Net Cash Flows	Future Capital Expenditures (In thousands)
New Mexico:
PDP	2,273,402	2,070,556	2,618,495	12%	$31,268	$21,218	$-
PDNP	326,902	250,734	368,691	2%	4,696	3,187	-
PUD	6,059,144	1,844,056	6,366,487	30%	96,955	65,792	11,541

Total Proved:	8,659,448	4,165,346	9,353,672	44%	$132,919	$90,197	$11,541

Texas:
PDP	1,661,082	584,328	1,758,470	8%	$17,293	$11,735	$-
PDNP	-	-	-	0%	-	-	-
PUD	6,116,246	1,620,220	6,386,283	30%	109,980	74,630	44,684

Total Proved:	7,777,328	2,204,548	8,144,753	38%	$127,273	$86,365	$44,684

Oklahoma:
PDP	459,907	168,756	488,033	3%	$4,731	$3,210	$-
PDNP	-	-	-	0%	-	-	-
PUD	2,653,981	-	2,653,981	12%	31,853	21,615	5,375

Total Proved:	3,113,888	168,756	3,142,014	15%	$36,584	$24,825	$5,375

Kansas:
PDP	-	1,540,891	256,815	1%	$2,818	$1,912	$-
PDNP	-	-	-	0%	-	-	-
PUD	-	1,920,000	320,000	2%	2,862	1,942	375

Total Proved:	-	3,460,891	576,815	3%	$5,680	$3,854	$375

Total:
PDP	4,394,391	4,364,531	5,121,813	24%	$56,110	$38,075	$-
PDNP	326,902	250,734	368,691	2%	4,696	3,187	-
PUD	14,829,371	5,384,276	15,726,750	74%	241,650	163,979	61,975

Total Proved:	19,550,664	9,999,541	21,217,254	100%	$302,456	$205,241	$61,975

Estimated Costs Related to Conversion of Proved Undeveloped Reserves to Proved Developed Reserves

The following table indicates projected reserves that we currently estimate will be converted from proved undeveloped to proved developed, as well as the estimated costs per year involved in such development.

Year	Estimated Oil Reserves Developed (Bbls)	Estimated Gas Reserves Developed (Mcf)	Total Boe	Estimated Development Costs(1)

2005	3,108,084	2,159,540	3,468,007	$12,406,208
2006	6,041,222	1,832,581	6,346,652	22,620,434
2007	4,517,791	1,056,016	4,693,794	16,532,000

	13,667,097	5,048,137	14,508,453	$51,558,642

(1)     The amount shown for 2005 differs from the Capital Expenditures budgeted as described elsewhere in this document. The difference is the result of Arena owning less than 100% of the working interest in all of the properties which are being developed. The amount shown here and in our reserve analysis constitutes the portion attributable to our working interest. However, if our working interest partners elected not to participate in the development planned, we would be responsible for the full $15 million.

Production

               Our estimated average daily production for the month of December, 2004, is summarized below. These tables indicate the percentage of our estimated December 2004 average daily production of 999 Boe/d attributable to each state and to oil versus natural gas production.

State	Average Daily Production	Oil	Natural Gas
New Mexico	48.99%	43.15%	5.84%
Texas	24.40%	22.99%	1.41%
Oklahoma	22.21%	20.15%	2.06%
Kansas	4.40%	0.00%	4.40%

Total	100%	86%	14%

Summary of Oil and Natural Gas Properties and Projects

               Significant New Mexico Operations

               Seven Rivers Queen Unit – Lea County, New Mexico. We acquired a 70.6% working interest and a 56.48% net revenue interest in this property in May 2003. This lease was acquired from Permian Resources Holding, Inc., an unaffiliated company, for a cash payment of $900,000. The remaining working interest is owned by unaffiliated parties. There are currently 43 producing wells on this lease, and we believe it can support six to eight possible infill wells (additional wells within the spacing requirements of the unit), as well as some untested formations in shallow sand. This lease consists of approximately 2,240 acres and is held by production.

               North Benson Queen Unit – Eddy County, New Mexico. In October 2003 we acquired a 100% working interest and a 78.15% net revenue interest in this lease, which currently has 21 producing wells. This lease was acquired from United Resources, L.P., an unaffiliated company, for a cash payment of $500,000. The lease covers approximately 1,800 acres, and we currently anticipate it can support up to 23 additional wells, which are included in our estimate of PUD. This lease is held by production.

               The North Benson Queen Unit Waterflood will require additional volumes of water to support the waterflood expansion. A sufficient and economical source of water has been identified. A water line of approximately four miles in length will be constructed across Bureau of Land Management lands to transport the water to the North Benson Queen Unit. Permit applications must be submitted to the Bureau of Land Management and are usually granted within ninety days of application submittal. The construction of the water line should require approximately thirty days at a cost of $250,000. The permit application will be submitted in the second quarter 2005 with construction slated for the summer of 2005. The development of the North Benson Queen Unit waterflood is scheduled for 2006 at estimated costs of $5,732,000.

               East Hobbs Unit – Lea County, New Mexico. In May 2004 we acquired a 82.24% working interest and a 67.6% net revenue interest in this lease primarily from EnerQuest Oil and Gas, Ltd., an unaffiliated company, for a cash payment of $10,008,440. Although the Purchase and Sales Agreement transferred the revenue and the related operating costs from East Hobbs to us beginning March 1, 2004, Arena did not control the property interests until May 7, 2004. As a result, the acquisition date for accounting purposes was May 7, 2004 and the operations of East Hobbs’ operations were included in our results of operations from May 7, 2004. Revenues and operating costs for the months of March and April were estimated and treated as adjustments to the purchase price. This lease covers approximately 920 acres. At the date of acquisition, there were 20 operating oil and gas wells. We drilled an additional six wells, all of which were successfully completed, and washed down one other well during 2004. We believe this property can support up to six additional wells, which are included in our estimate of PUD. This lease is held by production.

               Significant Texas Operations

               Y6 Lease – Fisher County, Texas. We acquired a 100% working interest and an 80% net revenue interest in this lease in June 2001. This lease was acquired from Durango Operating Company, Inc. an unaffiliated company, for a cash payment of $750,000. There are currently 12 producing wells on this lease. A portion of this property has been waterflooded, and when we begin our future development operations on this property, we plan to waterflood the remaining acreage. A waterflood operation is a method of secondary recovery in which water is injected into the reservoir formation to displace residual oil. The water from injection wells physically sweeps the displaced oil to adjacent production wells. This potential waterflood project (and the estimated $1 million cost thereof) is included as PUD in our reserve report. This lease consists of approximately 1,697 acres and is held by production.

               Dodson Lease – Montague County, Texas. We purchased a 100% working interest and an 81.25% net revenue interest in this lease in June 2002. This lease was acquired from Nocona minerals Partnership, an unaffiliated company, for a cash payment of $200,000. There are currently three producing wells and nine other wells on this approximately 570 acre lease, all of which is held by production.

               West San Andres Unit – Yoakum County, Texas. In October 2003 we acquired a 100% working interest and a 79.60% net revenue interest in this lease from Permian Resources, Inc. an unaffiliated company, for a cash payment of $500,000. The lease covers approximately 1,200 acres, and currently has 10 producing wells. We believe it can support up to four additional wells, which are included in our estimate of PUD. This lease is held by production. In 2004 we contracted for the drilling of one well on this property, which was not commenced until January 2005.

               Fuhrman-Mascho leases – Andrews County, Texas. In December 2004 we acquired a 100% working interest and a 75% net revenue interest in these leases from four entities; Paul D. Friemel & Assoc, Inc., Compostella Oil Company, Redco Oil & Gas Inc. and Terry N. Stevens, Inc., all unaffiliated companies. The purchase price, including acquisition costs, was $10,966,495 and consisted of $9,667,381 of cash paid to the sellers, $44,421 in cash acquisition costs, 180,013 shares of the Company’s common stock, valued at $1,260,091, or $7.00 per share, and the issuance of put and call options with a net value of $24,602. These leases cover approximately 11,300 acres. We believe it can support up to 130 additional wells, which are included in our estimate of PUD. These leases are held by production.

               Significant Oklahoma Operations

               Casey Lease – Muskogee County, Oklahoma. The Casey Lease originally consisted of a 40% working interest contributed by our two principal shareholders. We subsequently acquired additional interests in this lease, so that presently we have a 94% working interest, and an approximately 74.48% net revenue interest in the well on this property. “Net revenue interest” is the owner’s percentage share of the monthly income realized from the sale of a well’s produced oil and gas. The net revenue interest is a lesser number as compared to the working interest, due to the mineral owner royalty and other overriding royalties on the well.

               In May 2001, we acquired an additional 30% working interest in the lease from a group of interest holders represented by Petro Consultants, Inc. The additional working interest was valued at $300,000 and was acquired by the issuance of 80,000 shares of common stock valued at $1.75 per share totaling $140,000, the assumption of a $50,000 obligation of the seller and the issuance of a note payable for $110,000. This note was subsequently settled through cash payments of $45,000 and the issuance of an additional 37,143 shares of common stock valued at $1.75 per share totaling $65,000. The $50,000 liability assumed from the seller related to the seller’s previous obligation to the operator of the properties and has been paid.

               In October 2001, we acquired an additional 24% working interest and a 2½% overriding royalty interest in the Casey lease from a group of interest holders represented by Petro Consultants, Inc. The acquired interests were valued at $266,250 and were purchased by the issuance of 81,857 shares of common stock valued at $1.75 per share totaling $143,250, a cash payment of $90,000 and the issuance of a note payable for $33,000. The note was subsequently paid.

               The remaining working interest in the Casey lease is owned by an unaffiliated party. This lease consists of approximately 160 acres. In December 2003 we temporarily shut-in this gas well. Subsequent to December 31, 2004, we sold the Casey lease to an unrelated party.

               Ona Morrow Sand Unit – Cimarron and Texas Counties, Oklahoma. We own a 100% working interest and an 81.32% net revenue interest in this lease which has been producing since our acquisition in July 2002. This lease was acquired from Bass Petroleum, Inc., an unaffiliated company, for a cash payment of $735,000. This lease has approximately 2,120 acres and seven producing wells. We believe up to five additional locations may be suitable for drilling, which are included in our estimate of our PUD. This lease is held by production.

               Eva South Morrow Sand Unit – Texas County, Oklahoma. We own a 100% working interest and an 85.41% net revenue interest in this lease which was also acquired in July 2002. This lease was acquired from Ensign Operating Company, an unaffiliated company, for a cash payment of $827,500. The lease consists of approximately 489 acres and has seven producing wells, with a possibility for two additional wells, which have been included in our estimate of our PUD. This lease is held by production.

               Midwell, Appleby, Smaltz and Hanes Leases – Cimarron County, Oklahoma. We own 100% of the working interest and an 80% net revenue interest in these four leases acquired in September 2002. All have been producing leases since the date of our acquisition. The Midwell Appleby and Smaltz leases consist of approximately 1,640 acres with five producing wells, and we believe there are up to three additional drilling locations on these leases. The Hanes lease contains approximately 640 acres and four producing wells, with a possibility of up to two additional wells, which are included in our estimate of PUD. All of these leases are held by production.

               Roy Hanes Lease – Texas County, Oklahoma. We own a 24.5% working interest and a 21.44% net revenue interest in this lease, which is a property operated by XTO Energy, Inc, an unaffiliated company, who also owns the remaining working interest. The interest in this lease was acquired at the same time we acquired our interests in the Midwell, Appleby, Smaltz and Hanes leases, and there has been production on this lease since that time. This lease consists of approximately 640 acres, and is currently held by production.

               The Midwell, Appleby, Smaltz, Hanes and Roy Hanes leases were acquired from Burk Royalty Co., Ltd. R.A. Kimball Property Co., Ltd. and Kimball Family Resources, Ltd., all unaffiliated companies. The cost of these leases was $550,179, with $100,000 paid in cash and the balance paid through our issuance of 99,885 shares of our common stock valued at $4.00 per share (the then current market value), and the issuance of put and call options with a net value to the sellers of $50,639.

               Significant Kansas Operations

               Koehn/Rexford Unit – Haskell & Gray County, Kansas. This lease consists of approximately 640 acres. After entering into a farmout agreement with Bird Creek Resources, Inc., an unaffiliated company, we drilled and completed an initial gas well on this lease. Under the terms of this agreement, we agreed to drill one well and could drill additional wells on the property. In exchange for each well drilled, we will be assigned 100% of the working interest (80% of the net revenue interest) in the well and related oil and gas until payout of all costs of drilling, equipping and operating the well. After payout, our working interest in the wells and related oil and gas will decrease to 75% (60% of the net revenue interest).

               In 2002, we successfully drilled one well at a cost of approximately $153,000 to drill, complete and connect to the pipeline and thus will have reached payout when we recover this amount from production. After payout, Bird Creek Resources, Inc. will own the remaining 25% working interest.

               On March 20, 2002, we entered into a joint venture agreement with Petro Consultants, Inc., to drill and operate the well on the above-mentioned property. Under the terms of the agreement, Petro purchased 27% of the working interest in the well for $88,200. On May 20, 2002, after the well was successfully drilled, we issued 70,000 shares of common stock (valued at $1.26 per share) to Petro to repurchase the 27% working interest in the well.

               In February 2004, we successfully drilled one additional well on this acreage at a cost of approximately $159,000 to drill, complete and connect to the pipeline and thus will have reached payout when we recover this amount from production. After payout, Bird Creek Resources, Inc. will own the remaining 25% working interest.

               In November 2004, we completed the installation of a pipeline from our Koehn lease to a gatherer/purchased pipeline. Total cost on installation of the pipeline was approximately $144,000. The installation of this pipeline was necessary to be able to begin producing from our wells in that area. Production started on December 11, 2004.

               Schmidt Unit – Gray County, Kansas. During 2004 we leased an additional 640 acres offsetting our Koehn/Rexford Unit for a total of approximately $8,582. In November 2004, we successfully drilled one well on this acreage at a cost of approximately $183,520 to drill, complete and connect to the pipeline. We began producing from this well on December 23, 2004.

               Beals Prospect – Comanche County, Kansas. In July 2003 we acquired a 100% working interest and an 80.5% net revenue interest in this lease, consisting of 1,560 acres. This lease was acquired from Bengalia Land and Cattle Company., an unaffiliated party, for a cash payment of $60,000. During August 2003 we drilled one well on this acreage, which was unsuccessful and was plugged and abandoned. This lease will expire in April 2006 if not then held by production.

Acreage

               The following table summarizes gross and net developed and undeveloped acreage at December 31, 2004 by region (net acreage is our percentage ownership of gross acreage). Acreage in which our interest is limited to royalty and overriding royalty interests is excluded.

	Developed Acreage		Undeveloped Acreage		Total Acreage

	Gross	Net	Gross	Net	Gross	Net

New Mexico	4,960	3,294	--	--	4,960	3,294
Texas	14,767	11,251	--	--	14,767	11,251
Oklahoma	5,689	4,242	--	--	5,689	4,242
Kansas	1,280	1,024	1,560	1,256	2,840	2,280

Total	26,696	19,811	1,560	1,256	28,256	21,067

Production History

               The following table presents the historical information about our produced natural gas and oil volumes.

	Year Ended December 31,
	2002	2003	2004

Oil production (Bbls)	58,717	117,646	195,166
Natural gas production (Mcf)	46,819	67,329	169,002
Total production (Boe)	66,520	128,868	223,333
Daily production (Boe/d)	182	353	612
Average sales price:
Oil (per Bbl)	$26.09	$29.06	$39.25
Natural gas (per Mcf)	2.67	3.67	4.86
Total (per Boe)	24.91	28.44	37.98
Average production cost (per Boe)	$8.94	$8.92	$8.85

               The average oil sales price amounts above are calculated by dividing revenue from oil sales by the volume of oil sold, in Bbl. The average gas sales price amounts above are calculated by dividing revenue from gas sales by the volume of gas sold, in Mcf. The total average sales price amounts are calculated by dividing total revenues by total volume sold, in Boe. The average production costs above are calculated by dividing production costs by total production in Boe.

Productive Wells

               The following table presents our ownership at December 31, 2004, in productive oil and natural gas wells by region (a net well is our percentage ownership of a gross well).

	Oil Wells		Gas wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net
New Mexico	93	60	-	-	93	60
Texas	182	138	-	-	182	138
Oklahoma	23	19	-	-	23	19
Kansas	-	-	3	2	3	2

Total	298	217	3	2	301	219

Drilling Activity

               During 2004 we completed the drilling of nine wells, completed a wash down on one well and had contracted for the drilling of one additional well that was not commenced until January 2005. Two of the wells were drilled and completed in Gray County, Kansas, offsetting the Koehn well that was drilled in 2002. Both of these wells were placed into production in December 2004. The third newly drilled well is on our Dodson property in Montague County, Texas. This well has been completed but has not yet been placed into production. The remaining six newly drilled wells and the one washed down well are in on our East Hobbs San Andres Unit property in Lea County, New Mexico. All seven wells were completed have been placed into production. The well for which we had contracted for drilling that was commenced in January 2005 is on our West San Andres Unit property in Yoakum County, Texas. This well was drilled in January 2005 and completed in March 2005, but has not yet been placed into production.

Cost Information

               We conduct our oil and natural gas activities entirely in the United States. As noted previously in the table appearing under “Production History”, our average production costs, per Boe, were $8.94 in 2002, $8.92 in 2003 and $8.85 in 2004. These amounts are calculated by dividing our total production costs by our total volume sold, in Boe.

               Costs incurred for property acquisition, exploration and development activities during the years ended December 31, 2002, 2003 and 2004 are shown below.

	For the Years Ended December 31,

	2002	2003	2004

Acquisition of proved properties	$2,659,832	$2,692,039	$21,706,166
Acquisition of unproved properties	-	147,000	43,082
Exploration costs	-	326,410	216,805
Development costs	579,153	849,864	4,027,754

Total Costs Incurred	$3,238,985	$4,015,313	$25,993,807

Reserve Quantity Information

               Our estimates of proved reserves and related valuations were based on reports prepared by Lee Keeling and Associates, Inc., independent petroleum and geological engineers, in accordance with the provisions of SFAS 69, “Disclosures About Oil and Gas Producing Activities.” The estimates of proved reserves are inherently imprecise and are continually subject to revision based on production history, results of additional exploration and development, price changes and other factors.

               Our oil and natural gas reserves are attributable solely to properties within the United States. A summary of the changes in quantities of proved (developed and undeveloped) oil and natural gas reserves is shown below.

	Oil (Bbls)	Natural Gas (Mcf)

Balance, December 31, 2001	494,823	2,960,373
Purchase of minerals in place	3,597,156	1,676,706
Extensions and discoveries	--	--
Production	(58,717)	(46,819)
Revisions of estimates	80,674	(1,402,503)

Balance, December 31, 2002	4,113,937	3,187,757
Purchase of minerals in place	3,175	570,924
Extensions and discoveries	18,066	229,626
Production	(117,646)	(67,329)
Revisions of estimates	(139,546)	(512,224)

Balance, December 31, 2003	7,050,167	3,408,751
Purchase of minerals in place	8,764,087	6,431,440
Extensions and discoveries	-	640,000
Production	(195,167)	(169,002)
Revisions of estimates	3,931,577	(311,648)

Balance, December 31, 2004	19,550,664	9,999,541

               Our proved oil and natural gas reserves are shown below.

	For the Years Ended December 31,
	2002	2003	2004

Oil (Bbls)
Developed	750,463	1,580,521	4,721,293
Undeveloped	3,363,473	5,469,646	14,829,371

Total	4,113,936	7,050,167	19,550,664

Natural Gas (Mcf)
Developed	1,160,639	1,612,738	4,615,265
Undeveloped	2,027,118	1,796,016	5,384,276

Total	3,187,757	3,408,754	9,999,541

Total (Boe)
Developed	943,904	1,849,311	5,490,504
Undeveloped	3,701,326	5,768,972	15,726,750

Total	4,645,230	7,618,283	21,217,254

Standardized Measure of Discounted Future Net Cash Flows

               Our standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves and changes in the standardized measure as described below were prepared in accordance with the provisions of SFAS 69. Future cash inflows were computed by applying year-end prices to estimated future production. Future production and development costs are computed by estimating the expenditures to be incurred in producing and developing the proved oil and natural gas reserves at year end, based on year-end costs and assuming continuation of existing economic conditions.

               Future income tax expenses are calculated by applying appropriate year-end tax rates to future pre-tax net cash flows relating to proved oil and natural gas reserves, less the tax basis of properties involved. Future income tax expenses give effect to permanent differences, tax credits and loss carryforwards relating to the proved oil and natural gas reserves. Future net cash flows are discounted at a rate of 10 percent annually to derive the standardized measure of discounted future net cash flows. This calculation procedure does not necessarily result in an estimate of the fair market value or the present value of our oil and natural gas properties.

               The standardized measure of discounted future net cash flows relating to the proved oil and natural gas reserves are shown below.

December 31,	2003	2004

Future net cash inflows	$218,026,254	$814,346,791
Future production costs	(64,157,199)	(171,518,828)
Future development costs	(13,609,384)	(61,975,106)
Future income taxes	(45,778,941)	(187,392,403)

Future net cash flows	94,480,730	393,460,454
10% annual discount for estimated timing of cash flows	(49,474,633)	(188,219,704)

Standardized Measure of Discounted Future Net Cash Flows	$45,006,097	$205,240,750

               The changes in the standardized measure of discounted future net cash flows relating to the proved oil and natural gas reserves are shown below.

	For the Years Ended December 31,

	2003	2004

Beginning of the year	$27,997,824	$45,006,097
Purchase of minerals in place	21,333,720	142,824,938

Extensions, discoveries and improved recovery, less related costs	691,469	347,652
Development costs incurred during the year	320,102	5,387,638
Sales of oil and gas produced, net of production costs	(2,302,405)	(5,876,333)
Accretion of discount	3,012,793	4,882,064
Net change in prices and production costs	8,222,075	74,777,221
Net change in estimated future development costs	39,219	(3,187,159)
Revision of previous quantity estimates	(53,098)	42,149,044
Revision of estimated timing of cash flows	(5,468,732)	(27,509,967)
Net change in income taxes	(8,786,869)	(73,560,445)

End of the Year	$45,006,097	$205,240,750

Management’s Business Strategy Related to Properties

               Our goal is to increase stockholder value by investing in oil and gas projects with attractive rates of return on capital employed. We plan to achieve this goal by exploiting and developing our existing oil and natural gas properties and pursuing acquisitions of additional properties. Specifically, we have focused, and plan to continue to focus, on the following:

               Developing and Exploiting Existing Properties. We believe that there is significant value to be created by drilling the identified undeveloped opportunities on our properties. We own interests in a total of 26,696 gross (19,810 net) developed acres and operate essentially all of the net pre-tax PV10 value of our proved undeveloped reserves. In addition, as of December 31, 2004, we owned interests in approximately 1,560 gross undeveloped acres (1,256 net). We believe that our current and future cash flow will enable us to undertake the exploitation of our properties through additional drilling activities. Our expected capital budget for development of existing properties in 2005 is approximately $15 million.

               Pursuing Profitable Acquisitions. We have historically pursued acquisitions of properties that we believe to have exploitation and development potential comparable to our existing inventory of drilling locations. We have developed and refined an acquisition program designed to increase reserves and complement our existing core properties. We have an experienced team of management and engineering professionals who identify and evaluate acquisition opportunities, negotiate and close purchases and manage acquired properties. From August 2000 through December 31, 2004, we acquired 12 leases at an aggregate acquisition and enhancement cost of approximately $33 million, representing approximately 21.2 million Boe of proved reserves. While our emphasis in 2005 and beyond is anticipated to focus on the further development our existing properties, we will continue to look for properties with both existing cash flow from production and future development potential.

               Controlling Costs through Efficient Operation of Existing Properties. We operate essentially 100% of the pre-tax PV10 value of our total proved reserves, which we believe enables us to better manage expenses, capital allocation and the decision-making processes related to our exploitation and exploration activities. For the year ended December 31, 2004, our oil and gas production costs per Boe averaged $8.90 and general and administrative costs averaged $3.02 per Boe produced.

Other Properties and Commitments

               We currently lease our principal executive offices in Tulsa, Oklahoma. At December 31, 2004, the lease was for approximately 2,352 square feet of office space, at an annual rental of $20,400. Subsequent to December 31, 2004 and effective March 1, 2005, we leased an additional 385 square feet of office space at the same location and extended the lease through January 1, 2006. Our annual rental for 2005 will be $24,400. The current facilities are believed adequate for our current operations.

Item 3:       Legal Proceedings

               In the ordinary course of business, we may be, from time to time, a claimant or a defendant in various legal proceedings. We do not presently have any litigation pending or threatened.

Item 4:       Submission of Matters to a Vote of Security Holders

               Our annual shareholders meeting was held on December 21, 2004. The shareholder’s re-elected Messrs. Stanley M. McCabe, Lloyd T. Rochford, Charles M. Crawford, Chris V. Kemendo, Jr. and Clayton E. Woodrum as Directors with terms ending in 2005. The shareholders further approved an amendment to the Company’s executive stock option plan to increase the number of shares of Common Stock that may be granted under the plan from 1,000,000 to 1,500,000, and to provide discretionary acceleration of vesting of options previously granted. Following is a chart reflecting the votes cast for each of the elected directors, as well as for the amendment to the stock option plan:

	Votes for	Votes against	Abstain

Lloyd T. Rochford	5,556,002	-	11,001
Stanley M. McCabe	5,556,002	-	11,001
Charles M. Crawford	5,556,002	-	11,001
Chris V. Kemendo, Jr.	5,545,002	-	22,001
Clayton E. Woodrum	5,556,002	-	11,001

Amendment to option plan	5,473,992	93,011	438,038

PART II

Item 5:	Market for Registrant’s Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for our Common Stock

               Since April 15, 2003, our common stock has been traded on the American Stock Exchange, under the symbol “ARD”. Prior to that time, our common stock traded on the OTC Bulletin Board. The following table shows the high and low sales prices for each quarter since listing on the American Stock Exchange, and the high and low bid prices prior to such time, during the last two years.

Period	High Sale or Bid	Low Sale or Bid
1st Quarter 2003	$4.35	$4.25
2nd Quarter 2003	5.99	4.35
3rd Quarter 2003	5.82	5.45
4th Quarter 2003	6.10	5.40

1st Quarter 2004	$7.08	$5.85
2nd Quarter 2004	9.65	6.98
3rd Quarter 2004	7.46	5.98
4th Quarter 2004	8.79	6.80

1st Quarter 2005 (through March 10, 2005)	$13.40	$8.35

Record Holders

               As of March 1, 2005, there are approximately 1,481 holders of record of our common stock. Approximately 24%, or 2,430,200 shares of the 10,194,304 shares issued and outstanding as of such date are held by management or affiliated parties.

Dividend Policy

               We have not paid any dividends on our common stock during the last two years, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our results of operations, financial condition, capital requirements and investment opportunities. In addition, our credit facility prohibits us from paying dividends.

Securities Authorized for Issuance Under Equity Compensation Plans

               In March 2003, our board of directors adopted an executive stock option plan which was subsequently approved by our shareholders at our annual meeting in July 2003, and which was amended by our shareholders at our annual meeting in 2004. Information regarding this plan and the options that have been granted under this plan may be found in this Annual Report under Part III, Items 10 and 11.

Recent Sales of Unregistered Securities

               Throughout 2004, we issued 78,300 shares of our common stock upon the exercise of previously issued warrants at either $1.75 per share or $5.00 per share. These shares were issued in a transaction not involving a public offering and were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933.  The persons to whom the shares were issued had access to full information concerning us and represented that he acquired the shares for his own account and not for the purpose of distribution.  The certificates for the shares contain a restrictive legend advising that the shares may not be offered for sale, sold or otherwise transferred without having first been registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. There was no underwriter involved in these transactions.

               In August 2004, we issued 25,000 shares of common stock valued at $5.99 per share and 15,000 shares of common stock valued at $6.00 per share, for a total of $239,750, as compensation to a consultant utilized in connection with our acquisition of the East Hobbs San Andres Unit in Eddy County, New Mexico. The shares were issued in a transaction not involving a public offering and were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The person to whom the shares were issued had access to full information concerning us and represented that he acquired the shares for his own account and not for the purpose of distribution. The certificates for the shares contain a restrictive legend advising that the shares may not be offered for sale, sold or otherwise transferred without having first been registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. There was no underwriter involved in this transaction.

               In December 2004, we issued 30,000 shares of common stock valued at $7.00 per share, or $210,000, as compensation to a consultant utilized in connection with our acquisition of the Fuhrman Mascho leases in Andrews County, Texas. The shares were issued in a transaction not involving a public offering and were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The person to whom the shares were issued had access to full information concerning us and represented that he acquired the shares for his own account and not for the purpose of distribution. The certificates for the shares contain a restrictive legend advising that the shares may not be offered for sale, sold or otherwise transferred without having first been registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. There was no underwriter involved in this transaction.

Issuer Repurchases

               We did not make any repurchases of our equity securities during the quarter ending December 31, 2004.

Item 6:	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

               The following discussion and analysis should be read in conjunction with our accompanying financial statements and the notes to those financial statements included elsewhere in this Annual Report. The following discussion includes forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Annual Report.

Overview

               We are engaged in oil and natural gas acquisition, exploration and exploitation activities in the states of Oklahoma, Texas, New Mexico and Kansas. Over the last four years, we have emphasized the acquisition of properties that provided current production and significant upside potential through further development.

               We have increased our reserves significantly by investing approximately $25.4 million in acquisitions and enhancements in 2004, following total capital expenditures of approximately $4 million in 2003 and approximately $3.2 million in 2002.

               Our capital budget for 2005 is approximately $15 million for development of existing properties. We also intend to continue seeking acquisition opportunities which compliment our current portfolio. We intend to fund our development activity primarily through use of cash flow from operations and cash on hand, while potential drawings on our credit facility and proceeds from future equity transactions would also be available for development projects or future acquisitions.

               Our business plan has involved increasing our base of proven reserves until we have acquired a sufficient core to enable us to utilize cash from existing production to fund further development activities. When we originated our business plan we believed this would allow us to lessen our risks, including risks associated with borrowing funds to undertake exploration activities at an earlier time. As we have now increased our base of proven properties, and as oil and natural gas prices have recently significantly risen, we have initiated our development activities.

               While our focus has shifted to include more development activity, we plan to continue our strategy of acquiring producing properties with additional development, exploitation and exploration potential. Our focus has been on acquiring operated properties (i.e. properties with respect to which we serve as the operator on behalf of all joint interest owners) so that we can better control the timing and implementation of capital spending. In some instances, we have been able to acquire non-operated property interests at attractive rates of return that provided a foothold in a new area of interest or complemented our existing operations. We intend to continue to acquire both operated and non-operated interests to the extent we believe they satisfy our general business plan. In addition, our willingness to acquire non-operated properties in new geographic regions may provide us with geophysical and geologic data in some cases that leads to further acquisitions in the same region, whether on an operated or non-operated basis.

               Our revenue, profitability and future growth rate depend substantially on factors beyond our control, such as economic, political and regulatory developments and competition from other sources of energy. Oil and natural gas prices historically have been volatile and may fluctuate widely in the future. Sustained periods of low prices for oil or natural gas could materially and adversely affect our financial position, our results of operations, the quantities of oil and natural gas reserves that we can economically produce and our access to capital.

               In a worst case scenario, future drilling operations could be largely unsuccessful, oil and gas prices could sharply decline and/or other factors beyond our control could cause us to greatly modify or substantially curtail our development plans, which could negatively impact our earnings, cash flow and most likely the trading price of our securities, as well as the acceleration of debt repayment and a reduction in our borrowing base under our credit facilities.

Results of Operations

               The following table sets forth selected operating data for the periods indicated:

	For the Years Ended December 31,

	2002	2003	2004

Net production:
Oil (Bbls)	58,717	117,646	195,116
Natural gas (Mcf)	46,819	67,329	169,002

Net sales:
Oil	$1,532,045	$3,418,480	$7,661,006
Natural gas	124,992	246,997	821,124

Average sales price:
Oil (per Bbl)	$26.09	$29.06	$39.256
Natural gas (per Mcf)	2.67	3.67	4.86

Production costs and expenses
Lease operating expenses	$594,863	$1,149,136	$1,975,835
Production taxes	117,164	269,563	629,703
Depreciation, depletion and amortization expense	151,197	360,282	1,011,602
General and administrative expenses	248,018	778,774	874,850

Restatement of Financial Statements to Reflect Compensation Related to Stock Option Grants

                In late 2005, following discussions with our independent auditors, we decided to restate our financial statements for the years ended December 31, 2003 and December 31, 2004, to reflect a change in how we account for compensation expenses associated with options granted to employees and to record an adjusted value (adjusted to market value on the date of issuance) of 40,000 shares of the Company’s common stock which were originally issued as a “finders fee” in connection with the acquisition of property and capitalized as part of properties subject to amortization. The first change essentially results in our recognition of compensation expense related to the discount amount of the exercise price of the option from the market price of the stock at the date of grant over the vesting period. The discount on all options granted through December 31, 2004 has been 15%, and the vesting period has been five years. The second change results in an additional $35,217 in value attributable to properties subject to amortization. The result of these changes is that general and administrative expenses (which include our current compensation expenses) have increased, with a resulting reduction in our net income after taxes for each year. The effect of this change on our net income after taxes is to reduce our net income for the year ended December 31, 2003 by $139,355 (from $809,498 to $670,143), which equates to a reduction in our earnings per share from $0.12 to $0.10 for basic earnings per share and from $0.11 to $0.09 for diluted earnings per share, and for the year ended December 31, 2004 by $128,365 (from $2,580,017 to $2,451,652), which equates to a reduction in our earnings per share from $0.33 to $0.30 for basic earnings per share and from $0.30 to $0.27 for diluted earnings per share. The comparisons reflected in the following discussions under “General and administrative expenses” and “Net income”, reflect the effect of such restatement. The addition of $35,217 in value attributable to properties subject to amortization had no impact on our amortization expenses or net income as reported for these periods.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

               Oil and natural gas sales. Oil and natural gas sales revenue increased approximately $4.82 million to $8.48 million in 2004. Oil sales increased $4.42 million and natural gas sales increased $575,000. The oil sales increase was caused by a sales volume increase of 77,470 barrels in 2004, and a 35% increase in the average realized per barrel oil price from $29.06 in 2003 to $39.25 in 2004. These per barrel amounts are calculated by dividing revenue from oil sales by the volume of oil sold, in barrels. The natural gas sales increase was caused by a sales volume increase of 101,673 Mcf in 2004 and a 32% increase in the average realized natural gas price per Mcf from $3.67 in 2003 to $4.86 in 2004. These per Mcf amounts are calculated by dividing revenue from gas sales by the volume of gas sold, in Mcf. The volume increase for crude oil and natural gas primarily resulted from $26 million of capital expenditures during 2004, of which approximately $21 million were related to our acquisition of the East Hobbs and Fuhrman Mascho properties.

               Oil and gas production costs. Our aggregate oil and gas production costs increased from $1,149,136 in 2003 to $1,975,835 2004, although such expenses on a Boe basis declined slightly from $8.92 in 2003 to $8.85 in 2004. These per Boe amounts are calculated by dividing out total production costs by our total volume sold, in Boe. This aggregate increase was the result of having the properties acquired in 2003 in our operations for a full year in 2004; acquiring new properties and accounting for them for a portion of the year in 2004 and cost increases. The decline on a per Boe basis is attributable to consolidation of resources available due to our growth.

               Oil and gas production taxes. Oil and gas production taxes as a percentage of oil and natural gas sales were 7% during 2003 and remained steady at 7% in 2004. Production taxes vary from state to state. Therefore, these taxes are likely to vary in the future depending on the mix of production we generate from various states, and on the possibility that any state may raise its production tax.

               Depreciation, depletion and amortization. Our depreciation, depletion and amortization expense increased by $651,320 to $1,011,602 in 2004. The increase was a result of an increase in the average depreciation, depletion and amortization rate from $2.79 per Boe during 2003 to $4.53 per Boe during 2004. These per Boe amounts are calculated by dividing our total depreciation, depletion and amortization expense by our total volume sold, in Boe. The increased depreciation, depletion and amortization was the result of increased sales volume and an increase in estimated future development costs.

               General and administrative expenses. General and administrative expenses increased by $96,076 to $874,850 during 2004. This increase was primarily related to increases in compensation expense associated with an increase in personnel required to administer our growth, legal fees of $31,150, annual listing fees of $18,700, $16,095 in fees paid to Lee Keeling for 2003 reserve reports, fees related to obtaining our credit facility and letters of credit and directors fees.

               Interest expense. Interest expense increased $117,138 to $155,936 in 2004. The increase was due to higher amounts of debt being outstanding during periods of the year in 2004.

               Income tax expense. Our effective tax rate was 37% during 2004 and 37% during 2003.

               Cumulative change in accounting principle. Effective January 1, 2003, we adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement generally applies to legal obligations associated with the retirement of long-lived assets and requires us to recognize the fair value of asset retirement obligations in our financial statements by capitalizing that cost as a part of the cost of the related asset. This statement applies directly to the plug and abandonment liabilities associated with our net working interest in well bores. The additional carrying amount is depleted over the estimated lives of the properties. The discounted liability is based on historical abandonment costs in specific areas and is accreted at the end of each accounting period through charges to accretion expense. The liability is discounted using a credit-adjusted risk-free rate of approximately 8.08%. If the obligation is settled for other than the carrying amount, a gain or loss is recognized on settlement. Upon adoption of SFAS No. 143, we recorded an increase to our discounted abandonment liability of $236,718, increased proved property cost by $217,878, and recognized a one-time cumulative effect charge of $11,813 (net of a related tax effect of $7,027). The effect of adopting this accounting principle was a $24,873 after tax decrease in net income during 2003.

               Net income. Net income increased from $670,143 for 2003 to $2,451,652 for 2004. The primary reasons for this increase include higher crude oil and natural gas prices between periods and an increase in volumes sold, partially offset by higher oil and gas production costs, oil and gas production taxes and general and administrative expenses due to our growth.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

               Oil and natural gas sales. Oil and natural gas sales revenue increased approximately $2 million to $3.66 million in 2003. Oil sales increased $1.89 million and natural gas sales increased $122,000. The oil sales increase was caused by a sales volume increase of 58,929 barrels in 2003, and a 11% increase in the average realized per barrel oil price from $26.09 in 2002 to $29.06 in 2003. These per barrel amounts are calculated by dividing revenue from oil sales by the volume of oil sold, in barrels. The natural gas sales increase was caused by a sales volume increase of 20,510 Mcf in 2003 and a 37% increase in the average realized natural gas price per Mcf from $2.67 in 2002 to $3.67 in 2003. These per Mcf amounts are calculated by dividing revenue from gas sales by the volume of gas sold, in Mcf. The volume increase for crude oil and natural gas primarily resulted from $3 million of capital expenditures during 2003.

               Oil and gas production costs. Our aggregate oil and gas production costs increased from $594,863 or $8.94 per Boe in 2002 to $1,149,136 or $8.92 per Boe in 2003, although such expenses on a per Boe basis declined slightly from $8.94 in 2002 to $8.92 in 2003. These per Boe amounts are calculated by dividing out total production costs by our total volume sold, in Boe. This aggregate increase was a result of higher operating costs on properties acquired in 2003. The decline on a per Boe basis is attributable to consolidation of resources available due to our growth. While it is possible that this increase will continue in the future as we acquire additional properties, because each property is individual in its characteristics, at this time, apart from normal increases associated with inflation in general, we cannot specifically identify this increase to be a trend.

               Oil and gas production taxes. Oil and gas production taxes as a percentage of oil and natural gas sales were 7% during 2002 and remained steady at 7% in 2003. Production taxes vary from state to state. Therefore, these taxes are likely to vary in the future depending on the mix of production we generate from various states, and on the possibility that any state may raise its production tax.

               Depreciation, depletion and amortization. Our depreciation, depletion and amortization expense increased by $209,085 to $360,282 in 2003. The increase was a result of an increase in the average depreciation, depletion and amortization rate from $2.27 per Boe during 2002 to $2.79 per Boe during 2003. These per Boe amounts are calculated by dividing our total depreciation, depletion and amortization expense by our total volume sold, in Boe. The increased depreciation, depletion and amortization was the result of increased sales volume and an increase in estimated future development costs.

               General and administrative expenses. General and administrative expenses increased by $530,756 to $778,774 during 2003. This increase was primarily related to increases in compensation expense associated with an increase in personnel required to administer our growth (specifically, the addition of our in-house engineer), the amortization of the deferred compensation associated with the outstanding stock options of $221,198, listing fees of $56,625 paid to the American Stock Exchange, $61,280 in fees paid to a stock research analyst, fees related to obtaining our credit facility and letters of credit and directors fees.

               Interest expense. Interest expense increased $22,875 to $38,798 in 2003. The increase was due to our debt being outstanding for the entire year in 2003, as opposed to being outstanding for a partial year in 2002.

               Income tax expense. Our effective tax rate was 37% during 2003 and 32% during 2002. The effective rate was higher during 2003 due to having more income subject to income tax, higher state income tax and no benefit of operating loss carry forwards in 2003.

               Cumulative change in accounting principle. Effective January 1, 2003, we adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement generally applies to legal obligations associated with the retirement of long-lived assets and requires us to recognize the fair value of asset retirement obligations in our financial statements by capitalizing that cost as a part of the cost of the related asset. This statement applies directly to the plug and abandonment liabilities associated with our net working interest in well bores. The additional carrying amount is depleted over the estimated lives of the properties. The discounted liability is based on historical abandonment costs in specific areas and is accreted at the end of each accounting period through charges to accretion expense. The liability is discounted using a credit-adjusted risk-free rate of approximately 8.08%. If the obligation is settled for other than the carrying amount, a gain or loss is recognized on settlement. Upon adoption of SFAS No. 143, we recorded an increase to our discounted abandonment liability of $236,718, increased proved property cost by $217,878, and recognized a one-time cumulative effect charge of $11,813 (net of a related tax effect of $7,027). The effect of adopting this accounting principle was a $24,873 after tax decrease in net income during 2003.

               Net income. Net income increased from $387,049 for 2002 before preferred stock dividends, to $670,143 for 2003. The primary reasons for this increase include higher crude oil and natural gas prices between periods and an increase in volumes sold, partially offset by higher oil and gas production costs, oil and gas production taxes and general and administrative expenses due to our growth.

Liquidity and Capital Resources

               Historical Financing. We have historically funded our operations through loans from our executive officers, our initial public offering of stock in 2001, private equity offerings of our stock and warrants and our Secondary offering of common stock and warrants which we closed in August 2004.

               Credit Facility. On April 14, 2004, we established a new $15,000,000 credit facility with our principal lenders with an $8,500,000 initial borrowing base. In November 2004, we entered into an agreement that increased the facility to $25,000,000, with an increased borrowing base of $15,000,000. Any increases in the borrowing base are subject to written consent by the financial institution. The interest rate is a floating rate equal to the 30, 60 or 90 day LIBOR rate plus 2.25%, currently 5.04% per annum, and is payable monthly. Annual fees for the facility are 1/8 of one percent of the unused portion of the borrowing base. Amounts borrowed under the revolving credit facility are due in April 2007. The revolving credit facility is secured by our principal mineral interests. In order to obtain the revolving credit facility, loans from two officers were subordinated to the position of the bank. We are required under the terms of the credit facility to maintain a tangible net worth of $12,000,000, maintain a 5-to-1 ratio of income before interest, taxes, depreciation, depletion and amortization to interest expense and maintain a current asset to current liability ratio of 1-to-1, not including the $2,000,000 bridge financing arrangement discussed below. On May 7, 2004, we drew $8,008,440 under this revolving credit facility to fund the acquisition of the East Hobbs San Andres Property interests. During August 2004, utilizing cash flow from operations and proceeds from the recent secondary offering of common stock and warrants, we paid $8,008,440 of principal and related accrued interest due on the credit facility. During December 2004, we drew $9,000,000 under this revolving credit facility to fund the acquisition of the Fuhrman Mascho leases and $1,000,000 to help fund development activities. An additional $299,029 is reserved under the revolving credit facility as collateral for standby letters of credit issued to various states.

               On April 14, 2004, we also entered into to a bridge financing arrangement for $2,000,000 from our lender. On April 21, 2004, we borrowed $1,000,000 under the terms of the bridge financing agreement to fund a cash deposit made on the East Hobbs San Andres Property interests. On May 7, 2004, we borrowed an additional $1,000,000 under the terms of the bridge financing arrangement to fund the acquisition of the East Hobbs San Andres Property interests. The interest rate on the bridge financing arrangement is a floating rate equal to the 30, 60 or 90 day LIBOR rate plus 2.25%, currently 3.42% per annum, and is payable monthly. This arrangement was established for a one-time purpose to satisfy the funding requirements of the East Hobbs San Andres Property acquisition. The original agreement expired June 30, 2004 and was subsequently extended to July 31, 2004. The bridge financing arrangement was guaranteed by two of the Company’s officers. During August 2004, utilizing cash flow from operations and proceeds from the recent public offering of common stock and warrants, the Company paid $2,000,000 of principal and related accrued interest due under the bridge financing agreement. Since repayment in August 2004, no amounts have been outstanding on this bridge financing agreement and no new agreements have been established to continue the bridge financing arrangement.

               Cash Flows. Our primary sources of cash have been cash flows from operations and equity offerings. During the three years ended December 31, 2004, we generated $7,572,898 from operating activities, financed $14,230,863 through proceeds from the sale of stock and warrants, and $400,000 from debt obligations owed to two officers, for a total of $22,203,761. We primarily used this cash generation to fund our capital expenditures aggregating $31,385,738 over the three years. At December 31, 2004, we had $1,253,969 of cash and $772,154 of working capital compared to December 31, 2003 when our cash position was $1,076,676 and working capital was $1,268,888.

               We continually evaluate our capital needs and compare them to our capital resources. Our budgeted capital expenditures for 2005 are approximately $15,000,000 for development of our current properties. We expect to fund these expenditures as well as any future property acquisitions from cash on hand, internally generated cash flow during the year 2005, proceeds from future equity transactions and from borrowings under our credit facility, if required. The level of capital expenditures is largely discretionary, and the amount of funds devoted to any particular activity may increase or decrease significantly depending on available opportunities, commodity prices, cash flows and development results, among others.

               Schedule of Contractual Obligations. The following table summarizes our future estimated principal and minimum debt and lease payments for periods subsequent to December 31, 2004.

Year	Long-Term Debt	Lease Obligation	Total Cash Obligation
2005	$-	$24,400	$24,400
2006	400,000	-	400,000
2007	10,000,000	-	10,000,000

Total	$10,400,000	$24,400	$10,424,400

Off-Balance Sheet Financing Arrangements

               As of December 31, 2004 we had no off-balance sheet financing arrangements.

New Accounting Policies

               Effective January 1, 2003, we adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. SFAS No. 143 requires us to recognize the fair value of asset retirement obligations in our financial statements by capitalizing that cost as a part of the cost of the related asset. In regards to us, this statement applies directly to the plug and abandonment liabilities associated with our net working interest in well bores. The additional carrying amount is depleted over the estimated lives of the properties. The discounted liability is based on historical abandonment costs in specific areas and is accreted at the end of each accounting period through charges to accretion expense. The liability is discounted using a credit-adjusted risk-free rate of approximately 8.08%. If the obligation is settled for other than the carrying amount, a gain or loss is recognized on settlement. Upon adoption of SFAS No. 143, we recorded an increase to our discounted abandonment liability of $236,718, increased property and equipment cost by $217,878 and recognized a one-time cumulative effect charge of $11,813 (net of a deferred tax benefit of $7,027).

               The adoption of SFAS No. 143 also affected the depreciation, depletion and amortization on an on-going basis. The additionally capitalized amount for the discounted abandonment liability increases the base amount used in calculating depletion. This effect was an increase in depreciation, depletion and amortization for the years ended December 31, 2003 and 2004 of $7,459 and $10,798, respectively. The adoption of SFAS No. 143 also impacted the way the ceiling test is calculated under the full cost accounting method used by the Company, in that an estimation of future abandonment costs are now excluded from the computation of the present value of estimated future net revenues for purposes of the full cost ceiling calculation. However, these costs are now part of the base amount, so while the way the calculation is performed has changed, the end result remains the same There were no option impacts of the adoption of SFAS No. 143.

               In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation establishes the requirement for a primary beneficiary to consolidate certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. We do not have an interest in a variable interest entity and the adoption of the statement did not have an impact on our financial statements.

               In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement was effective for us in July 2003. The statement requires financial instruments to be classified as liabilities if the financial instruments are issued in the form of shares that are mandatorily redeemable or embody an obligation to repurchase equity shares. We issued a put option in exchange for oil and gas property interests in December 2004. The put option was originally classified as a liability; therefore, the adoption of the statement did not have an impact on our financial statements.

Critical Accounting Policies and Estimates

               Our discussion of financial condition and results of operations is based upon the information reported in our financial statements. The preparation of these statements requires us to make assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities at the date of our financial statements. We base our assumptions and estimates on historical experience and other sources that we believe to be reasonable at the time. Actual results may vary from our estimates due to changes in circumstances, weather, politics, global economics, mechanical problems, general business conditions and other factors. Our significant accounting policies are detailed in Note 1 to our financial statements included in this Annual Report. We have outlined below certain of these policies as being of particular importance to the portrayal of our financial position and results of operations and which require the application of significant judgment by our management.

               Revenue Recognition. We predominantly derive our revenue from the sale of produced crude oil and natural gas. Revenue is recorded in the month the product is delivered to the purchaser. We receive payment from one to three months after delivery. At the end of each month, we estimate the amount of production delivered to purchasers and the price we will receive. Variances between our estimated revenue and actual payment are recorded in the month the payment is received; however, differences have been insignificant.

               Full Cost Method of Accounting. We account for our oil and natural gas operations using the full cost method of accounting. Under this method, all costs associated with property acquisition, exploration and development of oil and gas reserves are capitalized. Costs capitalized include acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and cost of drilling and equipping productive and non-productive wells. Drilling costs include directly related overhead costs. All of our properties are located within the continental United States.

               Oil and Natural Gas Reserve Quantities. Reserve quantities and the related estimates of future net cash flows affect our periodic calculations of depletion and impairment of our oil and natural gas properties. Proved oil and natural gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future periods from known reservoirs under existing economic and operating conditions. Reserve quantities and future cash flows included in this Annual Report are prepared in accordance with guidelines established by the SEC and FASB. The accuracy of our reserve estimates is a function of:

•	the quality and quantity of available date;

•	the interpretation of that data;

•	the accuracy of various mandated economic assumptions; and

•	the judgments of the persons preparing the estimates.

               Our proved reserve information included in this Annual Report is based on estimates prepared by Lee Keeling and Associates, Inc., independent petroleum engineers. Because these estimates depend on many assumptions, all of which may differ substantially from actual results, reserve estimates may be different from the quantities of oil and natural gas that are ultimately recovered. We continually make revisions to reserve estimates throughout the year as additional properties are acquired. We make changes to depletion rates and impairment calculations in the same period that changes to the reserve estimates are made.

               All capitalized costs of oil and gas properties, including estimated future costs to develop proved reserves and estimated future costs of site restoration, are amortized on the unit-of-production method using estimates of proved reserves as determined by independent engineers. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined.

               Impairment of Oil and Natural Gas Properties. We review the value of our oil and natural gas properties whenever management judges that events and circumstances indicate that the recorded carrying value of properties may not be recoverable. We provide for impairments on undeveloped property when we determine that the property will not be developed or a permanent impairment in value has occurred. Impairments of proved producing properties are calculated by comparing future net undiscounted cash flows on a field-by-field basis using escalated prices to the net recorded book cost at the end of each period. If the net capitalized cost exceeds net future cash flows, the cost of the property is written down to “fair value,” which is determined using net discounted future cash flows from the producing property. Different pricing assumptions or discount rates could result in a different calculated impairment. We have never recorded any property impairments.

               Income Taxes. We provide for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Deferred income taxes are provided for the difference between the tax basis of assets and liabilities and the carrying amount in our financial statements. This difference will result in taxable income or deductions in future years when the reported amount of the asset or liability is settled. Since our tax returns are filed after the financial statements are prepared, estimates are required in valuing tax assets and liabilities. We record adjustments to actual in the period we file our tax returns.

Effects of Inflation and Pricing

               While we did not experience any significant increased costs during 2003 due to increased demand for oil field products and services, this trend did not continue in 2004. The oil and natural gas industry is very cyclical and the demand for goods and services of oil field companies, suppliers and others associated with the industry puts extreme pressure on the economic stability and pricing structure within the industry. Typically, as prices for oil and natural gas increase, so do all associated costs, and this proved to be the case in 2004 as oil and gas prices rose significantly. Costs for oilfield services and materials increased during 2004 due to higher demand as a result of the higher oil and gas prices. Material changes in prices impact the current revenue stream, estimates of future reserves, borrowing base calculations of bank loans and value of properties in purchase and sale transactions. Material changes in prices can impact the value of oil and natural gas companies and their ability to raise capital, borrow money and retain personnel. We anticipate the increased business costs will continue while the commodity prices for oil and natural gas, and the demand for services related to production and exploration, both remain high (from an historical context) in the near term.

Quantitative and Qualitative Disclosure About Market Risk

Commodity Price Risk

               We have not historically entered into derivative contracts to manage our exposure to oil and natural gas price volatility. Normal hedging arrangements have the effect of locking in for specified periods the prices we would receive for the volumes and commodity to which the hedge relates. Consequently, while hedges are designed to decrease exposure to price decreases, they also have the effect of limiting the benefit of price increases.

Interest Rate Risk

               Our current credit facility has a floating interest rate. Therefore, as a result of our draws on this credit facility, interest rate changes will impact future results of operations and cash flows.

Item 7:	Financial Statements

               The financial statements and supplementary data required by this item are included at page 43.

Item 8:	Changes in and Disagreements with Accountants And Accounting and Financial Disclosure

               None.

Item 8A:	Controls and Procedures

               We maintain controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. As of the end of the fiscal year ended December 31, 2004, our chief executive officer and chief financial officer evaluated the effectiveness of our disclosure controls and procedures. Based upon their evaluation of those controls and procedures, the chief executive officer and the principal financial officer of the Company concluded that as of the end of such period our disclosure controls and procedures are effective in alerting them to material information that is required to be included in the reports we file or submit under the Securities Exchange Act of 1934.

               We made no change in our internal control over financial reporting during our fiscal year ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

Item 8B:	Other Information

               None

PART III

Item 9:	Directors and Executive Officers

Executive Officers and Directors

               The following table sets forth information regarding our executive officers, certain other officers and directors as of December 31, 2004:

Name	Age	Position
Lloyd T. Rochford	58	President and Chief Executive Officer and Director
Stanley M. McCabe	72	Chairman of the Board of Directors, Secretary and Treasurer
William R. Broaddrick	27	Vice President and Chief Financial Officer
Charles M. Crawford	52	Director
Chris V. Kemendo, Jr.	83	Director
Clayton E. Woodrum	64	Director

               Each of the directors identified above were elected for a term of one year (or until their successors are elected and qualified) at our annual meeting of shareholders in December 2004.

               Messrs. Rochford, McCabe and Crawford have served as directors since our inception in August 2000. Mr. Kemendo was first elected to the Board of Directors in February 2003 and Mr. Woodrum was initially appointed in August 2003 by the Board of Directors to fill a vacancy created upon the resignation of a director.

               The following biographies describe the business experience of our executive officers and directors:

Lloyd T. Rochford – President, Chief Executive Officer and Director.

               Mr. Rochford, 58, has been active as an individual consultant and entrepreneur in the oil and gas industry since 1973. In this capacity, he has primarily been engaged in the organization and funding of private oil and gas drilling and completion projects and ventures within the mid-continent region of the United States. In 1990 Mr. Rochford was co-founder, director and CEO of a public company known as Magnum Petroleum, Inc. (Magnum) which is listed on the New York Stock Exchange. Subsequently, Magnum acquired Hunter Resources, Inc. in August, 1995. Mr. Rochford served as Chairman of the Board of the combined companies from August, 1995 to June, 1997. Since July, 1997, Mr. Rochford has primarily devoted his time and efforts to individual oil and gas acquisition and development prior to his commitment to participate in Arena Resources. In 1982, Mr. Rochford was co-founder of Dana Niguel Bank, a publicly held California bank operation and served as a director until 1994. Mr. Rochford attended various college level courses in business from 1967 to 1970 in California.

Stanley M. McCabe – Chairman of the Board of Directors, Secretary and Treasurer.

               Mr. McCabe, 72, served from 1979 to 1989, as Chairman and CEO of Stanton Energy, Inc., a Tulsa, Oklahoma natural resource company specializing in contract drilling and operation of oil and gas wells. In 1990, Mr. McCabe also became a co-founder and subsequently an officer and director of Magnum Petroleum, Inc., along with Mr. Rochford as previously discussed. Subsequently, Mr. McCabe served as a director of Magnum Hunter Resources, Inc., through December, 1996. Since January, 1997, Mr. McCabe has been involved as an independent investor and developer of oil and natural gas properties. Mr. McCabe attended college courses at the University of Maryland, primarily in business, in 1961 and 1962.

William R. Broaddrick – Vice President and Chief Financial Officer.

               Mr. Broaddrick, 27, was employed from 1997 to 2000 with Amoco Production Company, performing lease revenue accounting and state production tax regulatory reporting functions. During 2000, Mr. Broaddrick was employed by Duke Energy Field Services, LLC performing state production tax functions. In September 2001, Mr. Broaddrick joined us as chief accountant, and effective February 1, 2002, assumed responsibilities as Vice President and Chief Financial Officer.

               Mr. Broaddrick received a Bachelor’s Degree in Accounting from Langston University, through Oklahoma State University – Tulsa, in 1999. Mr. Broaddrick is a Certified Public Accountant.

Charles M. Crawford – Director

               Mr. Crawford, 52, has for the past twenty-nine years served as an independent oil and gas exploration consultant to various private and public oil and gas companies within the United States. He has acted as a consultant to such firms as Texaco, Inc, Phillips Petroleum Company, Mid-Continent Energy Corp. as well as other regional and national companies primarily acting in the mid-continent area. Mr. Crawford received a Masters Degree in geology from Miami University of Ohio, in 1976. Mr. Crawford will serve the company on an as needed basis as an outside director.

Chris V. Kemendo, Jr. – Director.

               Mr. Kemendo, 83, has from 1989 to present acted as an independent financial business and accounting consultant to various clients. Mr. Kemendo is currently the Chairman of our audit committee and compensation committee. Mr. Kemendo has 56 years of accounting experience. Mr. Kemendo graduated from the University of Oklahoma and subsequently became a Certified Public Accountant. From 1947 to 1957, Mr. Kemendo was a manager of Arthur Young & Company, in charge of audit departments in Kansas City, Missouri, Wichita, Kansas and Caracas, Venezuela. From 1957 to 1961, Mr. Kemendo served as Controller and CFO for Rio Arriba Drilling Company. From 1961 to 1967, he was a partner of Fox & Company, Certified Public Accountants. From 1967 to 1973, he served as Executive Vice-President and CFO of LaBarge, Inc. From 1973 to 1979, Mr. Kemendo was a partner at Daniel and Howard, Inc. From 1979 to 1982, he again served as a partner at Fox & Company (now Grant Thornton, LLP). From 1982 to 1988, Mr. Kemendo was Executive Vice-President and Director at Fitzgerald, DeArman & Roberts, Inc.

Clayton E. Woodrum – Director.

               Mr. Woodrum, 64, is a Certified Public Accountant and has, from 1984 to present, been a principal shareholder in the accounting firm of Woodrum, Kemendo & Cuite, P.C., and has been an owner of Computer Data Litigation Services, LLC and First Capital Management, LLC. From 1965 to 1975, Mr. Woodrum was employed by Peat, Marwick, Mitchell & Co., serving as partner in charge of the tax department during the final two years. From 1975 to 1980 he served as CFO for BancOklahoma Corp. and Bank of Oklahoma. From 1980 to 1984 Mr. Woodrum served as a partner in charge of the tax department at Peat, Marwick, Mitchell & Co. One of Mr. Woodrum’s partners at Woodrum, Kemendo & Cuite, P.C., Ben Kemendo, is the son of Chris Kemendo, Jr.

               Our executive officers are elected by, and serve at the pleasure of, our board of directors. Our directors serve terms of one year each, with the current directors serving until the 2005 annual meeting of stockholders, and in each case until their respective successors are duly elected and qualified.

               None of our directors currently serves as a director of any other company which is required to file periodic reports under the Securities Exchange Act of 1934.

Board Committees

               Our board of directors has established an audit committee, whose principal functions are to assist the board in monitoring the integrity of our financial statements, the independent auditor’s qualifications and independence, the performance of our independent auditors and our compliance with legal and regulatory requirements. The audit committee has the sole authority to retain and terminate our independent auditors and to approve the compensation paid to our independent auditors. The audit committee is also responsible for overseeing our internal audit function. The audit committee is comprised of two independent directors, consisting of Messrs. Kemendo and Woodrum, with Mr. Kemendo acting as the chairman. Our board of directors has determined that each member of the audit committee qualifies as an “audit committee financial expert” under the rules of the SEC adopted pursuant to requirements of the Sarbanes-Oxley Act of 2002 (see the biographical information for each of Messrs. Kemendo and Woodrum, infra, in this discussion of “Directors and Executive Officers.)” Each of Messrs. Kemendo and Woodrum further qualifies as “independent” in accordance with the applicable regulations adopted by the SEC and American Stock Exchange.

               Our board of directors has established a compensation committee, whose principal function is to make recommendations regarding the compensation of the Company’s officers. In accordance with the rules of the American Stock Exchange (on which our shares are listed), the compensation of our chief executive officer is recommended to the Board (in a proceeding in which the chief executive officer does not participate) by the compensation committee. The compensation committee is comprised of two independent directors, consisting of Messrs. Kemendo and Woodrum, with Mr. Kemendo acting as the chairman. Compensation for all other officers is also recommended to the Board for determination, by the compensation committee.

               We currently do not have a nominating committee. Instead, in accordance with the rules of the American Stock Exchange, the independent directors (currently, Messrs. Crawford, Kemendo and Woodrum) fulfill the role of a nominating committee. Since our inception in 2000, we have had only six directors, five of whom continue to serve at this time. On the only occasion when a vacancy occurred (following a resignation), the new director was unanimously approved by the remaining directors. Therefore, the Board has not felt it necessary to have a standing nominating committee to deal with its infrequent changes in membership. If and when future vacancies occur, the Board would consider director nominees recommended by shareholders, as well as director nominees recommended by a majority of the directors who are then independent. The board does not have a formal policy regarding the consideration of, procedures to be followed by, minimum requirements of or process for identifying or evaluation nominees recommended by security holders.

               Our board may establish other committees from time to time to facilitate our management.

Director Compensation

               All outside directors are currently compensated with a stipend of $500 per month plus $500 for each directors meeting attended. No director receives a salary as a director.

Compensation Committee Interlocks and Insider Participation

               None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Section 16(a) Beneficial Ownership Reporting Compliance

               Based solely upon a review of Forms 4 furnished to us during our most recent fiscal year, we know of no director, officer or beneficial owner of more than ten percent of our common stock who failed to file on a timely basis reports of beneficial ownership of the our common stock as required by Section 16(a) of the Securities Exchange Act of 1934, as amended.

Code of Ethics

               We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer or persons performing similar functions (as well as its other employees and directors). The Company undertakes to provide any person without charge, upon request, a copy of such code of ethics. Requests may be directed to Arena Resources, Inc., 4920 S. Lewis Ave., Suite 107, Tulsa, Oklahoma 74105, attention William R. Broaddrick, or by calling (918) 747-6060.

Item 10:	Executive Compensation

               The following table sets forth information concerning the compensation paid by us for the three most recent fiscal years to our chief executive officer and our other two executive officers.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation Awards

Name and Principal Position	Year	Salary(1)	Bonus	Securities Underlying Options(2)

Lloyd T. Rochford President and Chief Executive Officer	2002	$ 36,000	$ -	$ -
	2003	$ 36,000	$ -	$229,742
	2004	$ 36,000	$ -	$ -

Stanley M. McCabe Chairman of the Board	2002	$ 36,000	$ -	$ -
	2003	$ 36,000	$ -	$229,742
	2004	$ 36,000	$ -	$ -

William R. Broaddrick Vice President, Chief Financial Officer	2002	$ 45,000	$ 6,000	$ -
	2003	$ 47,927	$ -	$459,484
	2004	$ 51,500	$ 4,167	$ -

(1)     Mr. Broaddrick’s salary for 2003 reflects a raise that occurred in mid-year to increase his annual salary to $50,000. Mr. Broaddrick’s salary for 2004 reflects a raise that occurred during the year to increase his annual salary to $54,000. There are no current plans to change any officers’ salary from their level at December 31, 2004.
(2)     The fair value of the options is estimated on the dates granted using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%; expected volatility of 36.2%; risk-free interest rate of 2.9% and expected lives of 5.0 years. The weighted average remaining contractual life of the options at December 31, 2004 was 3.8 years.

Employee Benefit Plans

               Equity Incentive Plan. In March 2003, our board of directors adopted an executive stock option plan which was subsequently approved by our shareholders at our annual meeting in July 2003 and further amended by our shareholders at our annual meeting in December 2004. The executive stock option plan is intended to promote continuity of management and to provide increased incentive and personal interest in our welfare by those key employees who are primarily responsible for shaping and carrying out our long-range plans and securing our continued growth and financial success. In addition, by encouraging stock ownership by directors who are not our employees, the executive stock option plan is intended to attract and retain qualified directors.

               The plan is administered by Messrs. Rochford and McCabe, and they have the authority to select the key employees and non-employee directors to be participants in the plan, to determine the awards to be granted to participants and the number of shares covered by such awards, to set the terms and conditions of such awards and to establish, amend or waive rules for the administration of the plan.

               Any of our key employees, including any of our executive officers or directors, is eligible to be granted awards by plan administrators. The plan authorizes the grant of stock options to key employees, all of which have been non-qualified stock options. Our non-employee directors are only eligible to be granted non-qualified stock options under the plan.

               The plan provides that up to a total of 1,500,000 shares of common stock, subject to adjustment to reflect stock dividends and other capital changes, are available for granting of awards under the executive stock option plan. 1,000,000 of the shares available for grant under the plan have been reserved for issuance pursuant to options granted during 2003. No options to acquire shares were granted under the plan in 2004.

               The following table provides information regarding option exercises and fiscal year-end option values calculated by determining the difference between the closing price of our common stock at December 31, 2004 and the exercise price of the options.

Name	Shares Acquired on Exercise	Value Realized ($)	Number of Unexercised Securities Underlying Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercisable In-The-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Lloyd T. Rochford	0	0	25,000/100,000	$120,000/$480,000
Stanley M. McCabe	0	0	25,000/100,000	$120,000/$480,000
William R. Broaddrick	0	0	50,000/200,000	$240,000/$960,000
Charles M. Crawford	0	0	10,000/40,000	$48,000/$192,000
Chris V. Kemendo, Jr.	0	0	10,000/40,000	$48,000/$192,000
Clayton E. Woodrum	0	0	10,000/40,000	$37,000/$148,000
Phillip W. Terry	0	0	50,000/200,000	$240,000/$960,000
Raymond H. Estep	0	0	20,000/80,000	$96,000/$384,000

The following table sets forth information concerning our executive stock option plan as of December 31, 2004.

	Number of securities to be issued upon exercise of outstanding options	Weighted- average exercise price of outstanding options	Number of securities remaining available for future issuance under compensation plans (excluding securities in column (a))

	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,000,000	3.76	500,000

Equity compensation plans not approved by security holders	-	-	-

Total	1,000,000	3.76	500,000

Item 11:	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

               The following table sets forth, as March 10, 2005, information regarding the beneficial ownership of our common stock: (i) by each of our directors and executive officers; (ii) by all directors and executive officers as a group; and (iii) by all persons known to us to own 5% or more of our outstanding shares of common stock. The mailing address for each of the persons indicated is our corporate headquarters.

               Beneficial ownership is determined under the rules of the Securities and Exchange Commission. In general, these rules attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities and includes, among other things, securities that an individual has the right to acquire within 60 days. Unless otherwise indicated, the stockholders identified in the following table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

	Shares of Common Stock Beneficially Owned

Name	Number	Percent

Lloyd T. Rochford	1,262,600 (1)	12%
Stanley M. McCabe	1,263,000 (2)	12%
William R. Broaddrick	104,500 (3)	1%
Charles M. Crawford	20,000 (4)	*
Chris V. Kemendo, Jr	20,100 (5)	*
Clayton E. Woodrum	10,000 (6)	*

All directors and executive officers	2,680,200 (7)	26%

(1)	Includes 25,000 shares issuable upon the exercise of stock options that are currently exercisable and 25,000 shares issuable upon the exercise of stock options that are exercisable within 60 days.
(2)	Includes 25,000 shares issuable upon the exercise of stock options that are currently exercisable and 25,000 shares issuable upon the exercise of stock options that are exercisable within 60 days.
(3)	Includes 50,000 shares issuable upon the exercise of stock options that are currently exercisable and 50,000 shares issuable upon the exercise of stock options that are exercisable within 60 days.
(4)	Includes 10,000 shares issuable upon the exercise of stock options that are currently exercisable and 10,000 shares issuable upon the exercise of stock options that are exercisable within 60 days.
(5)	Includes 10,000 shares issuable upon the exercise of stock options that are currently exercisable and 10,000 shares issuable upon the exercise of stock options that are exercisable within 60 days.
(6)	Includes 10,000 shares issuable upon the exercise of stock options that are currently exercisable.
(7)	Includes 130,000 shares issuable upon the exercise of stock options that are currently exercisable and 120,000 shares issuable upon the exercise of stock options that are exercisable within 60 days by all executive officers and directors.
*	Represents beneficial ownership of less than 1%

               Percentage ownership calculations for any stockholder listed above are based on 10,194,304 shares of our common stock outstanding as of March 10, 2005.

Item 12:	Certain Relationships and Related Transactions

               The initial capital assets that were contributed to us were provided by Messrs. Rochford and McCabe. In contributing these assets to us in September 2000, no independent determination was made regarding the value of the oil and gas properties and related interests contributed in exchange for stock. In exchange for the initial 1,300,000 shares of common stock issued to each of Messrs. Rochford and McCabe, each contributed $33,695 in cash and a carried working interest obligation with future development costs estimated by an independent oil and gas engineer of approximately $134,000. Of the cash contributed, $61,174 was used to acquire our three initial leases. The estimated future development costs were accounted for as a receivable from Messrs. Rochford and McCabe. Total actual costs incurred by them in relation to the carried working interest were $121,274. The difference of $12,726 was charged against additional paid in capital.

               In July 2002, we borrowed $200,000 from each of Messrs. Rochford and McCabe, which debts are evidenced by notes payable which mature on January 1, 2006. The notes bear interest at a rate of 10% per annum, and are secured by our assets (although such notes are subordinate to our credit facility with our primary commercial lender).

               In 2001 and 2002 we acquired certain lease interests and had other business dealings with Petro Consultants, Inc. One of the principals of Petro Consultants, Inc., Mr. Robert J. Morley, was appointed our Vice President of Investor Relations in July 2002 and served as a member of the Board of Directors from February 2003, until his resignation of all positions as an officer and director in August 2003. Therefore, any transactions involving Petro Consultant between July 2002 and August 2003 could be deemed to have been entered into with an “affiliate.” Because we anticipated that we may continue to transact business with Petro Consultants, to avoid future issues that might arise due to such affiliation, Mr. Morley resigned his position as an officer and member of our board and forfeited all stock options (none of which had vested) which he had been granted by reason of his position as a board member.

Item 13:	Exhibits

Exhibit Index:

3.1	Articles of Incorporation of Arena Resources, Inc. (i)

3.2	By-Laws of Arena Resources, Inc. (i)

10.1	Business Loan Agreement, dated as of April 14, 2004, among Arena Resources, Inc. and MidFirst Bank, N.A. (ii)

10.2	Business Loan Agreement, dated as of May 7, 2004, among Arena Resources, Inc. and MidFirst Bank, N.A. (ii)

10.3	Business Loan Agreement, dated as of November 16, 2004, among Arena Resources, Inc. and MidFirst Bank, N.A. (iii)

10.4	East Hobbs Purchase and Sales Agreement Dated April 22, 2004 (ii)

10.5	Fuhrman-Mascho Purchase and Sales Agreements Dated December 1, 2004 (iii)

23	Consent of Lee Keeling and Associates, Inc., Independent Petroleum Engineers

31.1	Certification of CEO

31.2	Certification of CFO

32.1	Section 1350 Certification - CEO

32.2	Section 1350 Certification - CFO

(i)     Incorporated herein by reference to the exhibits to Arena Resources, Inc.‘s Form SB-1 filed January 2, 2001 (SEC File No. 333-46164).

(ii)    Incorporated herein by reference to the exhibits to Arena Resources, Inc.‘s From 8-K filed May 18, 2004.

(iii)   Incorporated herein by reference to the exhibits to Arena Resources’ Form 10-KSB filed March 17, 2005.

Item 14:	Principal Accountant Fees and Services

               The firm of Hansen, Barnett & Maxwell, (“HBM”) has served as the Company’s independent auditors since 2000. The Board of Directors selected HBM as the independent auditors of the Company for the fiscal year ending December 31, 2004, and the Audit Committee has selected HBM to serve in the same capacity for the fiscal year ending December 31, 2005. The Audit Committee has adopted a policy that requires advance approval of all audit, audit-related, tax services and other services performed by the independent auditor.

Fees and Independence

               Audit Fees. HBM billed the Company an aggregate of $37,000 and $25,521 for professional services rendered for the audit of the Company’s financial statements for the years ended December 31, 2004 and 2003, respectively, and its reviews of the Company’s financial statements included in its Form 10-QSB’s for the first three quarters of 2004 and 2003.

               Audit Related Fees. In 2004, HBM was paid $78,998 for its services in connection with the review of the Company’s registration statement on Form SB-2 (which was filed with the SEC in 2004) and for the audit of the Fuhrman-Mascho property acquisition, and which are not included in the audit fees identified above).

               Tax Fees. HBM billed the Company an aggregate of $3,000 and $750 for professional services rendered for tax compliance, tax advice and tax planning for the years ended December 31, 2004 and 2003.

               All Other Fees. No other fees were billed by HBM to the Company during 2004 or 2003.

               The Audit Committee of the Board of Directors has determined that the provision of services by HBM described above is compatible with maintaining HBM’s independence as the Company’s principal accountant.

SIGNATURES

               In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

ARENA RESOURCES, INC.

By:	/s/ Lloyd T. Rochford

Mr. Lloyd T. Rochford, President,
Chief Executive Officer

Date: February __, 2006

By:	/s/ Stanley McCabe

Mr. Stanley McCabe
Treasurer, Secretary

Date: February __, 2006

By:	/s/ William R. Broaddrick

Mr. William R. Broaddrick
Chief Financial Officer

Date: February __, 2006

               In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

By:	/s/ Lloyd T. Rochford

Mr. Lloyd T. Rochford
Director

Date: February __, 2006

By:	/s/ Stanley McCabe

Mr. Stanley McCabe
Director

Date: February __, 2006

By:	/s/ Charles Crawford

Mr. Charles Crawford
Director

Date: February __, 2006

By:	/s/ Chris V. Kemendo, Jr.

Mr. Chris V. Kemendo, Jr.
Director

Date: February __, 2006

By:	/s/ Clayton E. Woodrum

Mr. Clayton E. Woodrum
Director

Date: February __, 2006

ARENA RESOURCES, INC.

HANSEN, BARNETT & MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholders
Arena Resources, Inc.

We have audited the accompanying balance sheets of Arena Resources, Inc. as of December 31, 2004 and 2003, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arena Resources, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the financial statements, the Company changed its method of recognizing asset retirement obligations in 2003. As discussed in Note 2, the accompanying financial statements have been restated to correct the valuation of common stock and stock options.

HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
January 14, 2005, except for Note 2
As to which the date is December 21, 2005

ARENA RESOURCES, INC.
BALANCE SHEETS
 (As Restated - Note 2)

December 31,	2004	2003

ASSETS
Current Assets
Cash	$1,253,969	$1,076,676
Account receivable	1,149,513	388,910
Joint interest billing receivable	61,805	-
Short-term investments	-	25,234
Prepaid expenses	33,136	28,935

Total Current Assets	2,498,423	1,519,755

Property and Equipment, Using Full Cost Accounting
Oil and gas properties subject to amortization	34,457,137	8,463,400
Drilling advances	900,000	351,000
Equipment	26,687	48,480
Office equipment	60,401	18,978

Total Property and Equipment	35,444,225	8,881,858
Less: Accumulated depreciation and amortization	(1,565,124)	(559,229)

Net Property and Equipment	33,879,101	8,322,629

Deferred Offering Costs	-	130,872

Total Assets	$36,377,524	$9,973,256

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$1,805,865	$229,522
Accrued liabilities	34,800	18,440
Put option	-	2,905

Total Current Liabilities	1,840,665	250,867

Long-Term Liabilities
Notes payable	10,000,000	-
Notes payable to related parties	400,000	400,000
Put option	95,033	-
Asset retirement liability	1,267,993	607,200
Deferred income taxes	1,971,990	574,916

Total Long-Term Liabilities	13,735,016	1,582,116

Stockholders' Equity
Preferred stock - $0.001 par value; 10,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock - $0.001 par value; 100,000,000 shares authorized; 9,132,910 shares and 7,162,097 shares outstanding, respectively	9,133	7,162
Additional paid-in capital	15,258,352	6,994,925
Options and warrants outstanding	3,213,159	1,473,164
Deferred compensation	(234,277)	(438,802)
Retained earnings	2,555,476	103,824

Total Stockholders' Equity	20,801,843	8,140,273

Total Liabilities and Stockholders' Equity	$36,377,524	$9,973,256

               The accompanying notes are an integral part of these financial statements.

ARENA RESOURCES, INC.
STATEMENTS OF OPERATIONS
 (As Restated - Note 2)

For the Years Ended December 31,	2004	2003

Oil and Gas Revenues	$8,482,130	$3,665,477

Costs and Operating Expenses
Oil and gas production costs	1,975,835	1,149,136
Oil and gas production taxes	629,703	269,563
Depreciation, depletion and amortization	1,011,602	360,282
General and administrative expense	874,850	778,774

Total Costs and Operating Expenses	4,491,990	2,557,755

Other Income (Expense)
Gain from change in fair value of put options	68,251	47,699
Accretion expense	(53,729)	(32,212)
Interest expense	(155,936)	(38,798)

Net Other Income (Expense)	(141,414)	(23,311)

Income Before Provision for Income Taxes and Cumulative
Effect of Change in Accounting Principle	3,848,726	1,084,411

Provision for Deferred Income Taxes	(1,397,074)	(402,455)

Income Before Cumulative Effect of Change
in Accounting Principle	2,451,652	681,956

Cumulative Effect of Change in Accounting Principle	-	(11,813)

Net Income	$2,451,652	$670,143

Basic Earnings Per Share
Before cumulative effect of change in accounting principle	$0.31	$0.10
Net Income	0.31	0.10
Diluted Earnings Per Share
Before cumulative effect of change in accounting principle	$0.28	$0.09
Net Income	0.28	0.09

The accompanying notes are an integral part of these financial statements.

ARENA RESOURCES, INC.
STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004
 (As Restated - Note 2)

	Common Stock
			Additional	Options and			Total
	Shares	Amount	Paid-In Capital	Warrants Outstanding	Deferred Compensation	Retained Earnings	Stockholders' Equity

Balance, December 31, 2002	6,282,056	$6,282	$5,287,189	$382,040	$-	$(566,319)	$5,109,192
Issuance for cash	790,294	790	1,274,256	436,154	-	-	1,711,200
Issuance of employee stock options	-	-	-	660,000	(660,000)	-	-
Issuance of warrants as consulting fee
for 2002 offering	-	-	(15,922)	15,922	-	-	-
Cancellation of shares for extension
of lock up	(500)	-	-	-	-	-	-
Issuance of common stock for services	13,847	14	75,026	-	-	-	75,040
Warrants exercised	19,400	19	54,883	(20,952)	-	-	33,950
Issuance of common stock
in property acquisitions	57,000	57	319,493	-	-	-	319,550
Amortization of deferred compensation	-	-	-	-	221,198	-	221,198
Net income	-	-	-	-	-	670,143	670,143

Balance, December 31, 2003	7,162,097	7,162	6,994,925	1,473,164	(438,802)	103,824	8,140,273
Warrants exercised	78,300	78	395,843	(41,796)	-	-	354,125
Issuance for cash	1,667,500	1,668	6,469,225	1,781,791	-	-	8,252,684
Issuance of common stock in property
acquisitions, net of call option received	225,013	225	1,398,359	-	-	-	1,398,584
Amortization of deferred compensation	-	-	-	-	204,525	-	204,525
Net income	-	-	-	-	-	2,451,652	2,451,652

Balance, December 31, 2004	9,132,910	$9,133	$15,258,352	$3,213,159	$(234,277)	$2,555,476	$20,801,843

The accompanying notes are an integral part of these financial statements.

ARENA RESOURCES, INC.
STATEMENTS OF CASH FLOWS
 (As Restated - Note 2)

For the Years Ended December 31	2004	2003

Cash Flows From Operating Activities
Net income	$451,652	$670,143
Adjustments to reconcile net income to net cash provided by operating activities:
Shares issued for services	-	75,040
Depreciation, depletion and amortization	1,011,602	360,282
Gain from change in fair value of put option	(68,251)	(47,699)
Cumulative effect of change in accounting principle	-	11,813
Loss on sale of equipment	5,586	-
Amortization of deferred compensation	204,525	221,198
Accretion of discounted asset retirement liability and note payable	83,730	32,212
Changes in assets and liabilities:
Accounts receivable	(656,864)	(119,474)
Prepaid expenses	(4,201)	(27,807)
Accounts payable and accrued liabilities	1,570,831	74,787
Deferred income taxes	1,397,074	402,455

Net Cash Provided by Operating Activities	5,995,684	1,652,950

Cash Flows from Investing Activities
Proceeds from sale of equipment	10,500	-
Cash payments on purchase of East Hobbs property	(1,028,000)	-
Cash payments on purchase of Furhman-Mascho property	(711,802)	-
Purchase and development of oil and gas properties	(4,802,141)	(3,050,558)
Purchase of property, plant & equipment	-	(26,686)
Maturity of long-term investment	25,234	51,268
Purchase of office equipment	(41,423)	(4,306)

Net Cash Used in Investing Activities	(6,547,632)	(3,030,282)

Cash Flows From Financing Activities
Proceeds from issuance of common stock and warrants, net of offering costs	8,383,557	1,580,328
Proceeds from exercise of warrants	354,124	33,950
Issuance of note payable	2,000,000	-
Payment of notes payable	(10,008,440)	-
Collection of common stock subscription receivable	-	157,500
Payment of accrued dividends to preferred stockholders	-	(114,685)

Net Cash Provided by Financing Activities	729,241	1,657,093

Net Increase in Cash	177,293	279,761

Cash at Beginning of Year	1,076,676	796,915

Cash at End of Year	$1,253,969	$1,076,676

The accompanying notes are an integral part of these financial statements.

ARENA RESOURCES, INC.
STATEMENTS OF CASH FLOWS (CONTINUED)
 (As Restated - Note 2)

For the Years Ended December 31	2004	2003

Supplemental Cash Flow Information
Cash paid for interest	$158,950	$38,798

Non-Cash Investing and Financing Activities
Common stock issued for properties	$34,500	$319,550
Asset retirement obligation incurred in property acquisition	-	338,271

East Hobbs property was acquired as follows:
Fair value of assets acquired	$10,354,964
Liabilities assumed	(78,654)
Notes payable incurred	(9,008,440)
Common stock issued	(239,870)

Cash paid	$1,028,000

Fuhrman-Mascho property was acquired as follows:
Fair value of assets acquired	$11,479,742
Liabilities assumed	(513,247)
Note payable incurred, net of $30,000 unamortized discount	(8,970,000)
Put options issued	(160,379)
Common stock issued	(1,260,091)
Call options received	135,777

Cash paid	$711,802

The accompanying notes are an integral part of these financial statements.

ARENA RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations – Arena Resources, Inc. (the “Company”) is a Nevada corporation that owns interests in oil and gas properties located in Oklahoma, Texas, Kansas and New Mexico. The Company is engaged primarily in the acquisition, exploration and development of oil and gas properties and the production and sale of oil and gas.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – The Company had deposits with a bank that are $1,153,969 in excess of federally insured limits at December 31, 2004.

Oil and Gas Properties – The Company uses the full cost method of accounting for oil and gas properties. Under this method, all costs associated with acquisition, exploration, and development of oil and gas properties are capitalized. Costs capitalized include acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling and equipping productive and non-productive wells. Drilling costs include directly related overhead costs. Capitalized costs are categorized either as being subject to amortization or not subject to amortization.

All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves and estimated future costs to plug and abandon wells and costs of site restoration, are amortized on the unit-of-production method using estimates of proved reserves as determined by independent engineers. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized. Depletion and amortization expense for the year ended December 31, 2004, was $997,694, based on depletion at the rate of $4.47 per barrel-of-oil-equivalent and for the year ended December 31, 2003, was $360,282, based on depletion at the rate of $2.79 per barrel-of-oil-equivalent.

In addition, capitalized costs less accumulated amortization and related deferred income taxes shall not exceed an amount (the full cost ceiling) equal to the sum of: the present value of estimated future net revenues computed by applying current prices of oil and gas reserves to estimated future production of proved oil and gas reserves, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves computed using a discount factor of ten percent and assuming continuation of existing economic conditions; plus the cost of properties not being amortized; plus the lower of cost or estimated fair value of unproven properties included in the costs being amortized; less income tax effects related to differences between the book and tax basis of the properties.

Support and Office Equipment – Depreciation of support and office equipment is computed using the straight-line method over the estimated useful lifes of the assets which are currently five to seven years. Depreciation expense was $13,908 and $9,950 for the years ended December 31, 2004 and 2003, respectively.

Income Taxes – Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

ARENA RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Earnings Per Share – Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the year. Diluted earnings per share is calculated to give effect to potentially issuable dilutive common shares.

Major Customers – During the year ended December 31, 2004, sales to two customers represented 43% and 31% of total sales, respectively. At December 31, 2004, these two customers made up 43% and 22% of accounts receivable, respectively. During the year ended December 31, 2003, sales to three customers represented 51%, 19% and 11% of total sales, respectively. At December 31, 2003, these three customers made up 46%, 16% and 17% of accounts receivable, respectively.

Stock-Based Employee Compensation – On April 1, 2003 and on August 12, 2003, the Company issued stock options to directors and employees, which are described more fully in Note 8. The Company applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its stock-based compensation awards to employees. The Company recognized compensation expense relating to those stock options of $204,525 and $221,198 for the years ended December 31, 2004 and 2003, respectively.

Alternately, Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), allows companies to recognize compensation expense over the related service period based on the grant date fair value of the stock option awards. The following table illustrates the effect on net income and basic and diluted earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

For the Years Ended December 31,	2004	2003

Net income, as reported	$2,451,652	$670,143
Add: Stock based employee compensation included in net income, net
of related tax effects	128,365	139,355
Deduct: Total stock-based employee compensation expense determined under the
fair value based method for all awards, net of related tax effects	(345,068)	(372,935)

Pro Forma Net Income	$2,234,949	$436,563

Earnings Per Common Share
Basic, as reported	$0.31	$0.10
Basic, pro forma	0.28	0.06

Diluted, as reported	0.28	0.09
Diluted, pro forma	0.26	0.06

The pro forma estimated after-tax stock-based compensation expense under SFAS 123 for the years ending December 31, 2005, 2006 and 2007 relating to options outstanding at December 31, 2004, will be approximately $128,000, $75,000 and $37,000, respectively. These amounts will change as the result of stock options granted on January 1, 2005 and will be recognized in the results of operations beginning July 1, 2005 upon adoption of Statement 123(R), as discussed below.

ARENA RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Stock-Based Compensation to Non-Employees – The Company accounts for its stock-based compensation issued to non-employees using the fair value method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.” Under SFAS No. 123, stock-based compensation is determined as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.  The measurement date for these issuances is the earlier of the date at which a commitment for performance by the recipient to earn the equity instruments is reached or the date at which the recipient’s performance is complete.

Cumulative Effect of Change in Accounting Principle – The Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003. In accordance with the transition provisions of SFAS No. 143, on that date the Company recorded asset retirement costs and liabilities and recorded an adjustment for the cumulative effect on prior years of adopting SFAS No. 143 in the amount of $11,813 as a reduction in earnings, which had no effect on basic or diluted earnings per share.

Recent Accounting Pronouncements – In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation establishes the requirement for a primary beneficiary to consolidate certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company does not have an interest in a variable interest entity and the adoption of the statement did not have an impact on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement was effective for the Company in July 2003. The statement requires financial instruments to be classified as liabilities if the financial instruments are issued in the form of shares that are mandatorily redeemable or embody an obligation to repurchase equity shares. The Company has issued put options in exchange for oil and gas property interests that have been classified as a liability; therefore, the adoption of the statement did not have an impact on the Company’s financial statements.

In December 2004, the FASB issued Statement No. 123 (Revised 2004), Share-Based Payment (“Statement 123(R)”). Statement 123(R) revises Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123(R) requires companies to recognize the cost of employee services received in exchange for stock options and awards of equity instruments based on the grant-date fair value of such options and awards. The Company is required to adopt Statement 123(R) on a prospective basis beginning on July 1, 2005, which will result in the recognition of the remaining unrecognized stock-based compensation computed on a fair value basis over the remaining vesting period. The effect of adopting Statement 123(R) will result in recognition of $87,000 of additional after-tax compensation during the year ending December 31, 2005 from options outstanding at December 31, 2004.

In December 2004, the FASB issued SFAS Statement No. 153, Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29. This Statement amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Statement will be effective in January 2006. The Company does not expect that the adoption of Statement 153 will have a material impact on its financial statements.

ARENA RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 2 – RESTATEMENT OF FINANCIAL STATEMENTS

During 2003, the Company granted nonqualified stock options to directors and employees to purchase 1,000,000 shares of common stock. The exercise price was 85% of the market value of the Company’s common stock on the dates issued and the options vest over a five-year period. In reliance upon FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, the Company considered the 15% discount from the market price of the Company’s common stock to be reasonable in determining the fair value of the common stock and determined that the time permitted for exercise of the stock options was limited to a reasonable period; therefore, the Company did not recognize any stock-based compensation from the grant of these stock options. However, the Company has recently reevaluated its conclusion with regard to the time permitted for exercise of the stock options and has determined that the five year vesting period is not a reasonable period. As a result, the discount from market value is stock-based compensation. As further discussed in Note 8, the stock-based compensation is being recognized over the five-year vesting period of the options.

In addition, the Company recently determined that it did not recognize 40,000 shares of common stock that were issued as a finder’s fee at their fair value during 2004. The fair value of the common stock has been determined by the market value of the Company’s common stock on the date the shares were issued. The fair value of the finder’s fee was capitalized as part of the acquisition of oil and gas properties subject to amortization.

The Company has restated its 2004 and 2003 financial statements for the effects of these adjustments. As a result of the restatement, the Company recognized additional compensation expense of $204,525 and $221,198 during the years ended December 31, 2004 and 2003, respectively. The cost of oil and gas properties subject to amortization was increased by $35,217 at December 31, 2004 and stockholders’ equity was increased by $193,220 and $81,843 at December 31, 2004 and $2003, respectively. The following tables summarize the effect of the restatement on the 2004 and 2003 financial statements:

	As Previously Reported	Effect of Restatement	As Restated

For the Year Ended December 31, 2004
General and administrative expense	$670,325	$204,525	$874,850
Income before provision for income taxes	4,053,251	(204,525)	3,848,726
Provision for deferred income taxes	1,473,234	(76,160)	1,397,074
Net income	2,580,017	(128,365)	2,451,652
Basic earnings per common share	0.33	(0.02)	0.31
Diluted earnings per common share	0.30	(0.02)	0.28

For the Year Ended December 31, 2003
General and administrative expense	$557,576	$221,198	$778,774
Income before provision for income taxes and cumulative effect of change in accounting principle	1,305,609	(221,198)	1,084,411
Provision for deferred income taxes	484,298	(81,843)	402,455
Income before cumulative effect of change in accounting principle	821,311	(139,355)	681,956
Net income	809,498	(139,355)	670,143
Basic earnings per common share	0.12	(0.02)	0.10
Diluted earnings per common share	0.11	(0.02)	0.09

ARENA RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

	As Previously Reported	Effect of Restatement		As Restated

As of December 31, 2004
Property and equipment, net	$33,843,884	$35,217		$33,879,101
Total assets	36,342,307	35,217	;	36,377,524
Deferred income taxes	2,129,993	(158,003)		1,971,990
Total long-term liabilities	13,893,019	(158,003)		13,735,016
Additional paid-in capital	15,223,135	35,217		15,258,352
Options and warrants outstanding	2,553,159	660,000		3,213,159
Deferred compensation	-	(234,277)		(234,277)
Retained earnings	2,823,196	(267,720)		2,555,476
Total stockholders' equity	20,608,623	193,220		20,801,843

As of December 31, 2003
Deferred income taxes	$656,759	$(81,843)		$574,916
Total long-term liabilities	1,663,959	(81,843)		1,582,116
Options and warrants outstanding	813,164	660,000		1,473,164
Deferred compensation	-	(438,802)		(438,802)
Retained earnings	243,179	(139,355)		103,824
Total stockholders' equity	8,058,430	81,843		8,140,273

NOTE 3 – EARNING PER SHARE INFORMATION

For the Years Ended December 31,	2004	2003

Income before cumulative effect of change in accounting principle	$2,451,652	$681,956
Cumulative effect of change in accounting principle	-	(11,813)

Net Income	$2,451,652	$670,143

Basic Weighted-Average Common Shares Outstanding	7,873,213	6,759,858
Effect of dilutive securities
Warrants	524,173	231,476
Stock options	296,792	250,342

Diluted Weighted-Average Common Shares Outstanding	8,694,178	7,241,676

Basic Earnings Per Share
Income before cumulative effect of change in accounting principle	$0.31	$0.10
Net income	0.31	0.10
Diluted Earnings Per Share
Income before cumulative effect of change in accounting principle	$0.28	$0.09
Net Income	0.28	0.09

ARENA RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 4 – ACQUISITION OF OIL AND GAS PROPERTIES

On May 7, 2004, the Company acquired an 82.24% working interest, 67.60% net revenue interest, in the East Hobbs San Andres Property mineral lease (“East Hobbs”) located in Lea County, New Mexico. Although the Purchase and Sales Agreement transferred the revenue and the related operating costs from East Hobbs to Arena beginning March 1, 2004, Arena did not control the property interests until May 7, 2004. As a result, the acquisition date for accounting purposes was May 7, 2004 and the East Hobbs’ operations have been included in the results of operations of Arena from May 7, 2004. Revenues and operating costs for the months of March and April were treated as adjustments to the purchase price.

At the date of acquisition, East Hobbs was comprised of 21 operating oil and gas wells that were unitized into one lease prior to the acquisition. The Company purchased East Hobbs for its current production and cash flow, as well as for the drilling and secondary recovery opportunities from the property. The Company paid $10,008,440 to the sellers, including $9,008,440 paid directly from borrowings under a credit facility and a bridge financing from a bank described more fully in Note 5 . In addition, the Company paid acquisition costs of $28,000 and issued 15,000 shares of common stock valued at $90,000, or $6.00 per share, and 25,000 shares of common stock valued at $149,750, or $5.99 per share, as a finder’s fee on the East Hobbs San Andres Property acquisition. The total acquisition cost was allocated to the assets acquired and the liabilities assumed as follows:

Accounts receivable	$165,544
Oil and gas properties subject to amortization	10,189,480

Total Assets	10,355,024

Accounts payable	(21,872)
Asset retirement obligation	(56,782)

Total Liabilities Assumed	(78,654)

Net Assets Acquired	$10,276,370

On November 18, 2004, Arena Resources, Inc. entered into a binding letter of intent to acquire 100% of the working interest, 75% of the net revenue interest, of the Fuhrman-Mascho Property mineral leases under the terms of Asset Purchase Agreements (the “Agreements”). Under the terms of the Agreements, the sellers transferred effective control of the property to the Company on December 1, 2004 without restrictions. Accordingly, the acquisition date was December 1, 2004. The results of operations of the Fuhrman-Mascho property have been included in the results of operations of the Company from December 1, 2004.

At the date of acquisition, Fuhrman-Mascho property consisted of 84 leases with a total of 174 operating oil and gas wells. The Company purchased Fuhrman-Mascho for its current production and cash flow, as well as for the drilling and development opportunities from the property. On December 20, 2004, the Company made cash payments to the sellers of $9,667,381, issued the sellers 150,013 shares of common stock valued at $1,050,091 or $7.00 per share based on the market value of the common stock over the 2-day period before and after November 18, 2004, issued the sellers put options entitling the sellers to demand that the Company reacquire the 150,013 shares of common stock at $7.00 per share from November 1, 2006 through November 30, 2006, valued at $160,379 using the Black-Scholes option pricing model, and received call options from the sellers entitling the Company to reacquire the 150,013 shares of common stock at $8.50 per share from the date issued through November 1, 2006 and valued at $135,777 using the Black-Scholes option pricing model. In addition, the Company paid acquisition costs of $44,421 and issued 30,000 shares of common stock as a consulting and finder’s fee, valued at $210,000, or $7.00 per share. The consideration paid or issued on December 20, 2004 was discounted to December 1, 2004 at 5% and resulted in recognition of an unamortized discount of $30,000 at December 1, 2004. The acquisition was funded through the use of cash on hand and a credit facility secured from the Company’s principal lender. The acquisition cost was allocated to the assets acquired and the liabilities assumed as follows:

ARENA RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Oil and gas properties subject to amortization	$11,479,742
Asset retirement obligation	(513,247)
Net Assets Acquired	$10,966,495

The following unaudited pro forma information is presented to reflect the operations of the Company as if the acquisitions of the East Hobbs and the Fuhrman-Mascho properties had been completed on January 1, 2004 and 2003, respectively:

For the Years Ended December 31,	2004	2003

	(Unaudited)
Oil and Gas Revenues	$11,493,181	$7,885,740
Income from Operations Before Cumulative Effect of Change in
Accounting Principle	2,833,800	1,037,061
Net Income	2,833,800	1,025,248

Basic Income Per Common Share
Income before cumulative effect of change in accounting principle	$0.36	$0.15
Net income	0.36	0.15
Basic Income Per Common Share
Income before cumulative effect of change in accounting principle	$0.33	$0.14
Net income	0.33	0.14

On October 28, 2004, the Company issued 5,000 shares of common stock to an unrelated party as a finder’s fee in connection with the purchase of a 70% interest in the Gibralter well in Mississippi. The shares were valued at $34,500, or $6.90 per share, based on the market value of the common stock on the date issued. Arena paid $214,507 of the costs to drill the exploratory well in exchange for the jointly-operated working interest in the well.

NOTE 5 – NOTES PAYABLE AND PUT OPTION

In February 2003 the Company established a $10,000,000 revolving credit facility with an initial borrowing base of $2,000,000. In December 2003, the Company entered into an agreement that increased the facility to $20,000,000, with an increased borrowing base of $4,000,000. On April 14, 2004, the Company changed financial institutions and thereby canceled this credit facility.

On April 14, 2004, the Company established a new $15,000,000 credit facility from a bank with an $8,500,000 initial borrowing base. In November2004, the Company entered into an agreement that increased the facility to $25,000,000, with an increased borrowing base of $15,000,000. Any increases in the borrowing base are subject to written consent by the financial institution. The interest rate is a floating rate equal to the 30, 60 or 90 day LIBOR rate plus 2.25%, currently 5.26% per annum, and is payable monthly. Annual fees for the facility are 1/8 of one percent of the unused portion of the borrowing base. Amounts borrowed under the revolving credit facility are due in April 2007. The revolving credit facility is secured by the Company’s principal mineral interests. In order to obtain the revolving credit facility, loans from two officers were subordinated to the position of the bank. The Company is required under the terms of the credit facility to maintain a tangible net worth of $12,000,000, maintain a 5-to-1 ratio of income before interest, taxes, depreciation, depletion and amortization to interest expense and maintain a current asset to current liability ratio of 1-to-1, not including the $2,000,000 bridge financing arrangement discussed below. On May 7, 2004, the Company drew $8,008,440 under this revolving credit facility to fund the acquisition of the East Hobbs San Andres Property interests. During August 2004, utilizing cash flow from operations and proceeds from the recent secondary offering of common stock and warrants, the Company paid $8,008,440 of principal and related accrued interest due on the credit facility. During December 2004, the Company drew $9,000,000 under this revolving credit facility to fund the acquisition of the Fuhrman Mascho leases and $1,000,000 to help fund development activities. An additional $299,029 is reserved under the revolving credit facility as collateral for standby letters of credit issued to various states.

ARENA RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

On April 14, 2004, the Company also entered into to a bridge financing arrangement for $2,000,000 from a bank. On April 21, 2004, the Company borrowed $1,000,000 under the terms of the bridge financing agreement to fund a cash deposit made on the East Hobbs San Andres Property interests. On May 7, 2004, the Company borrowed an additional $1,000,000 under the terms of the bridge financing arrangement to fund the acquisition of the East Hobbs San Andres Property interests. The interest rate on the bridge financing arrangement is a floating rate equal to the 30, 60 or 90 day LIBOR rate plus 2.25%, currently 5.26% per annum, and is payable monthly. This arrangement was established for a one-time purpose to satisfy the funding requirements of the East Hobbs San Andres Property acquisition. The original agreement expired June 30, 2004 and was subsequently extended to July 31, 2004. The bridge financing arrangement was guaranteed by two of the Company’s officers. During August 2004, utilizing cash flow from operations and proceeds from the recent public offering of common stock and warrants, the Company paid $2,000,000 of principal and related accrued interest due under the bridge financing agreement. There are no amounts outstanding on this bridge financing agreement. No new agreements have been established to continue the bridge financing arrangement.

On July 1, 2002, the Board of Directors authorized the Company to borrow up to $500,000 from its officers. On July 26, 2002, the Company borrowed $400,000 from two of its officers. The related notes payable bear interest at 10% per annum payable monthly with principal and interest due December 31, 2002. The notes are secured by all mineral interests, rights and equipment of the Company but have been subordinated to the bank revolving credit facility. The Board of Directors and the officers agreed to extend the notes to January 1, 2006, under the same terms as the original notes. Based on the borrowing rates available to the Company for bank loans, the fair value of the notes payable to officers was $400,000 at both December 31, 2004 and 2003.

The Company granted a put option in connection with the acquisition of oil and gas properties in December 2004. Under the terms of the put option, the seller has the right until December 1, 2006, to require the Company to repurchase the 150,013 common shares at $7.00 per share. The put option is a derivative and as such, the liability has been revalued to its fair value at each balance sheet date with adjustments to fair value being recognized as gain on change in fair value of put options. At December 31, 2004, the fair value of the liability was $160,379, calculated using the Black-Scholes option pricing model with the following assumptions: 3% risk-free interest rate; 33% volatility; 2 years expected life; and 0% dividend yield.

ARENA RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 6 – ASSET RETIREMENT OBLIGATION

Effective January 1, 2003, the Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations, which requires entities to record the fair value of a liability for an asset retirement obligation when it is incurred which, for the Company, is typically when an oil or gas well is drilled or purchased. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. The Company’s asset retirement obligations relate primarily to the obligation to plug and abandon oil and gas wells and support wells at the conclusion of their useful lives.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. When the liability is initially recorded, the related cost is capitalized by increasing the carrying amount of the related oil and gas property. Over time, the liability is accreted upward for the change in its present value each period until the obligation is settled. The initial capitalized cost is amortized as a component of oil and gas properties as described in Note 1.

At January 1, 2003, the implementation of SFAS No. 143 resulted in a net increase in property and equipment of $217,878. Liabilities increased by $236,718, which represents the establishment of an asset retirement obligation liability. The cumulative effect on prior years of the change in accounting principle of $11,813, net of $7,027 of related tax effects, was recorded in the first quarter of 2003 as a reduction in earnings. The effect of adopting this accounting principle was a $24,873 after-tax decrease in net income during the year ended December 31, 2003.

The adoption of SFAS No. 143 will affect amortization of oil and gas properties on an on-going basis. The increase in oil and gas properties is being amortized as the related oil and gas reserves are produced, and resulted in an increase in depreciation, depletion and amortization for the years ended December 31, 2004 and 2003 of $10,798 and $7,459, respectively. The adoption of SFAS No. 143 also impacted the computation of the ceiling test for the carrying value of oil and gas properties. The ceiling test has changed to include the estimated asset retirement costs in the cost of oil and gas properties and exclude future abandonment costs from the computation of the present value of estimated future net revenues. This change only had a nominal effect on the Company’s ceiling test computation at December 31, 2004 and 2003.

The reconciliation of the asset retirement obligation for the years ended December 31, 2003 and 2004 is as follows:

Balance, January 1, 2003	$236,718
Liabilities incurred	338,270
Accretion expense	32,212

Balance, December 31, 2003	607,200
Liabilities incurred	607,063
Accretion expense	53,730

Balance, December 31, 2004	$1,267,993

ARENA RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 7 – STOCKHOLDERS’ EQUITY

The Company is authorized to issue 100,000,000 common shares, with a par value of $0.001 per share, and 10,000,000 Class “A” convertible preferred shares, with a par value of $0.001 per share.

Preferred Stock – There is no preferred stock outstanding.

Common Stock – On August 22, 2002, the Company initiated a $3,000,000 private placement offering of the Company’s common stock at $2.50 per share with a detachable warrant exercisable at $5.00 per share through September 30, 2005. Through December 31, 2002, the Company had issued 286,000 shares of common stock and warrants under the terms of the private placement offering for gross proceeds of $715,000 before cash offering costs of $112,864 and were allocated to the common stock issued and the warrants based upon their relative fair value. Accordingly, $493,821 was allocated to the 286,000 shares of common stock, and $108,315 was allocated to the 286,000 warrants. Although the amount allocated to the warrants was less than their fair value, the fair value of the warrants was $278,015 determined using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 1.8%, expected dividend yield of 0%, volatility of 36.5%, and expected lives of 2.8 years.

From January 1, 2003 to July 15, 2003, the Company issued 790,294 shares of common stock and 790,294 warrants for $1,711,200 in net cash proceeds (net of cash offering costs of $264,535). In addition, 105,196 warrants exercisable at $5.00 per share through September 30, 2005 were issued to placement agents. The net proceeds received were allocated to the common stock and the warrants based upon their relative fair values, with $1,275,046 allocated to the common stock and $436,154 allocated to the warrants. The fair value of the warrants issued was $1,192,626, or $1.37 per warrant, which was determined using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 1.32%, expected dividend yield of 0%, volatility of 34.7% and an expected life of 2.21 years.

In addition, during the year ended December 31, 2003, Arena issued 2,433 additional warrants, with the same terms to placement agents, and 50,000 additional warrants exercisable at $3.00 per share through July 15, 2006, as consulting fees, relating to the shares of common stock and warrants issued during 2002. During the year ended December 31, 2003, $15,922 of the proceeds from the 2002 cash offering proceeds were allocated to the additional warrants, based upon their relative fair value. The offering closed July 15, 2003. The Company issued a total of 1,076,294 units of common stock and warrants to investors under the offering for $2,313,336 in net cash proceeds (net of cash offering costs of $377,399) and issued 157,629 warrants as consulting fees and for services to placement agents. During the year ended December 31, 2003, warrant holders exercised 19,400 warrants with an exercise price of $1.75 for $33,950. Additionally, in 2003 the Company issued 70,947 shares of common stock for services, which the Company valued at an aggregate total of $394,590, or $5.57 per share. The Company capitalized as part of oil and gas properties $319,550 and the remaining $75,040 was charged to expense.

In August 2004, the Company completed a public offering of common stock and warrants as a unit at $6.10 per unit before underwriters’ discount and offering costs. The Company issued 1,667,500 shares of common stock and 1,667,500 warrants to purchase common stock at $7.32 per share, through August 9, 2008. In addition, the Company issued options to the underwriters to purchase 145,000 shares of common stock at $9.00 per share and 145,000 warrants at $0.165 per warrant, which entitles them to purchase 145,000 shares of common stock at $7.32.

During the year ended December 31, 2004, warrant holders exercised 66,800 warrants with an exercise price of $5.00 per share and 11,500 warrants with an exercise price of $1.75 per share for $354,125. Additionally, in 2004 the Company issued 75,000 shares of common stock for services, which the Company valued at an aggregate of $449,053, or $5.99 per share. The Company capitalized as part of oil and gas properties the full $449,053.

ARENA RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Stock purchase warrants issued and exercised during the years ended December 31, 2004 and 2003 are summarized as follows:

	2004		2003

	Warrants	Weighted-Average Exercise Price	Warrants	Weighted-Average Exercise Price

Outstanding at beginning of the year	1,435,723	$4.47	507,200	$3.58
Issued	1,957,500	$7.46	947,923	$4.89
Exercised	(78,300)	$4.52	(19,400)	$1.75

Outstanding at End of Year	3,314,923	$6.23	1,435,723	$4.47

Stock purchase warrants outstanding at December 31, 2004 are as follows:

Warrants Outstanding	Exercise Price	Weighted-Average Remaining Contractual Life

190,300	$1.75	0.5 years
50,000	3.00	1.7
1,117,123	5.00	0.7
1,667,500	7.32	3.6
145,000	9.00	4.6
145,000	7.49	4.6

3,314,923

The Company values any shares of stock issued to non-employees at their fair value at the date the recipient has rendered services or otherwise earned the shares.

Call Option – The Company received a call option in December 2004 in connection with the purchase of oil and gas properties. The option permits the Company to repurchase 150,013 shares of its common stock at $8.50 per share through November 1, 2006. The call option is exercisable at the Company’s discretion and was recorded as a reduction of additional paid-in capital based on its fair value of $135,777 on the date received. The fair value of the call option was determined using the Black-Scholes option pricing model with the following assumptions: 3% risk-free interest rate; 34% expected volatility; two year expected life and 0% dividend yield. The call option is part of permanent equity and will not be revalued.

NOTE 8 – EMPLOYEE STOCK OPTIONS

On April 1, 2003 and on August 12, 2003, the Company granted nonqualified stock options to directors and employees to purchase 1,000,000 shares and 50,000 shares of common stock at $3.70 per share and $4.80 per share through April 1, 2008 and August 12, 2008, respectively. Effective July 31, 2003, 50,000 of the options with an exercise price of $3.70 per share were forfeited. The options vest at the rate of 20% each year over five years beginning one year from the date granted. The exercise price was 85% of the market value of the Company’s common stock on the dates issued. The Company recognizes compensation expense related to the 15% discount amount of the exercise price from the market price of the stock at the date of grant over the five year vesting period of the options. The Company recognized compensation expense for the years ended December 31, 2003 and 2004 of $221,198 and $204,525, respectively. A summary of the status of the stock options as of December 31, 2004 and changes during the year then ended is as follows:

ARENA RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

	Options	Weighted-Average Exercise Price

2003
Options granted	1,050,000	$3.75

Options forfeited	(50,000)	3.70

Options outstanding December 31, 2003	1,000,000	$3.76
Options outstanding December 31, 2004	1,000,000	$3.76

Options exercisable December 31, 2004	200,000	$3.76

The fair value of the options granted during 2003, net of forfeitures, was $1,862,864, or $1.86 per share, and was estimated on the dates granted using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0% percent, expected volatility of 36.2%, risk-free interest rate of 2.9% and expected lives of 5.0 years. The weighted-average remaining contractual life of the stock options at December 31, 2004 was 3.2 years.

NOTE 9 – RELATED PARTY TRANSACTIONS

In July 2002, the Company borrowed $400,000 from two of its officers under the terms of secured, 10% promissory notes, as more fully described in Note 5 .

NOTE 10 – COMMITMENTS

Operating Leases – Effective January 1, 2004, the Company entered into a two-year extension to an existing operating lease agreement for office space. Under terms of the lease, the Company pays $1,700 per month through December 31, 2005. However, subsequent to December 31, 2004 and effective March 1, 2005, the Company leased an additional 385 square feet of office space at the same location. The Company incurred lease expense of $20,400 for the year ended December 31, 2004. The future minimum lease payments under the operating lease agreement as of December 31, 2004 consist of $24,400 due during the year ending December 31, 2005.

Standby Letters of Credit – A commercial bank has issued standby letters of credit on behalf of the Company to the states of Texas, Oklahoma and New Mexico totaling $299,029 to allow the Company to do business in those states. The Company intends to renew the standby letters of credit for as long as the Company does business in those states. No amounts have been drawn under the standby letters of credit.

NOTE 11 – INCOME TAXES

The provision for income taxes consisted of the following:

ARENA RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

For the Years Ended December 31,	2004	2003

Current before benefit of operating loss carry forwards	$-	$83,686
Current benefit of operating loss carry forwards	-	(83,686)
Deferred	1,397,074	402,455

Provision for Income Taxes	$1,397,074	$402,455

The following is a reconciliation of income taxes computed using the U.S. federal statutory rate to the provision for income taxes:

For the Years Ended December 31,	2004	2003

Tax at federal statutory rate (34%)	$1,308,567	$368,700
Income not subject to tax	(24,493)	(17,364)
State tax, net of federal benefit	127,008	51,120
Effect of lower effective tax rates	(14,008)	-

Provision for Income Taxes	$1,397,074	$402,455

As of December 31, 2004, the Company had net operating loss carry forwards for federal income tax reporting purposes of $73,118 which, if unused, will expire in 2022 and 2024. The net deferred tax liability consisted of the following:

December 31,	2004	2003

Deferred tax liabilities
Depreciation	$13,092	$41,152
Intangible drilling costs	2,291,116	648,126
Asset retirement costs	380,736	208,690

Total deferred tax liabilities	2,684,944	897,968

Deferred tax assets
Depletion and amortization	95,077	-
Asset retirement obligation	426,628	226,486
Stock-based compensation	158,003	81,843
Operating loss carryforwards	33,246	14,723

Total deferred tax assets	712,954	323,052

Net Deferred Income Taxes	$1,971,990	$574,916

ARENA RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 12 – SUBSEQUENT EVENTS (UNAUDITED)

Subsequent to December 31, 2004, warrants to acquire 1,061,394 shares of common stock have been exercised. Using the proceeds from the exercise of the warrants, the Company paid $5,000,000 on its outstanding line of credit, reducing the amount outstanding to $5,000,000.

Subsequent to December 31, 2004, the Company sold its interest in the Casey lease to an unrelated party for a nominal amount.

On January 1, 2005, the Company granted nonqualified stock options to directors and employees to purchase 375,000 shares of common stock at $8.30 per share through July 1, 2010. The options The pro forma stock-based employee compensation expense determined under the fair value method for these options, net of related tax effects, for the year ending December 31, 2005 would be $323,126. The effect of adopting FASB Statement No. 123(R) on the stock-based compensation from these stock options will result in recognition of $161,563 of additional after-tax compensation during the year ending December 31, 2005.

ARENA RESOURCES, INC.
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(Unaudited)

Capitalized Costs Relating to Oil and Gas Producing Activities

December 31,	2004	2003

Unproved oil and gas properties	$388,581	$128,694
Proved oil and gas properties	34,068,557	8,334,706
Drilling advances on uncompleted projects	900,000	351,000
Support and office equipment	87,087	67,458

Total capitalized costs	35,444,225	8,881,858
Less accumulated depreciation and amortization	(1,565,124)	(559,229)

Net Capitalized Costs	$33,879,101	$8,322,629

Costs Incurred in Oil and Gas Producing Activities

For the Years Ended December 31,	2004	2003

Acquisition of proved properties	21,706,166	2,692,039
Acquisition of unproved properties	43,082	147,000
Exploration costs	216,805	326,410
Development costs	4,027,754	849,864

Total Costs Incurred	$25,993,807	$4,015,313

Results of Operations from Oil and Gas Producing Activities – The Company’s results of operations from oil and gas producing activities exclude interest expense, accretion expense, gain from change in fair value of put options and the cumulative effect of change in accounting principle. Income taxes are based on statutory tax rates, reflecting allowable deductions.

For the Years Ended December 31,	2004	2003

Oil and gas revenues	$8,482,130	$3,665,477
Production costs	(1,975,835)	(1,149,136)
Production taxes	(629,703)	(269,563)
Depreciation and amortization	(1,011,602)	(360,282)
Operating expenses of oil and gas producing activities	(313,953)	(221,498)

Results of operations before income taxes	4,551,037	1,664,998
Provision for income taxes	(1,683,884)	(616,049)

Results of Oil and Gas Producing Operations	$2,867,153	$1,048,949

Reserve Quantities Information – The following estimates of proved and proved developed reserve quantities and related standardized measure of discounted net cash flow are estimates only, and do not purport to reflect realizable values or fair market values of the Company’s reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available. All of the Company’s reserves are located in the United States of America.

ARENA RESOURCES, INC.
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(Unaudited)

Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment and methods.

The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory tax rates) to be incurred on pretax net cash flows less tax basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10 percent per year to reflect the estimated timing of the future cash flows.

For the Years Ended December 31,	2004		2003

	Oil (1)	Gas (1)	Oil (1)	Gas (1)

Proved Developed and Undeveloped Reserves
Beginning of year	7,050,167	3,408,754	4,113,936	3,187,757
Purchases of minerals in place	8,764,087	6,431,437	3,175,357	570,924
Improved recovery and development	-	640,000	18,066	229,626
Production	(195,167)	(169,002)	(117,646)	(67,329)
Revision of previous estimate	3,931,577	(311,648)	(139,546)	(512,224)

End of year	19,550,664	9,999,541	7,050,167	3,408,754

Proved Developed at end of year	4,721,293	4,615,265	1,580,531	1,612,738

         1 Oil reserves are stated in barrels; gas reserves are stated in thousand cubic feet.

December 31,	2004	2003

Future cash flows	$814,346,791	$218,026,254
Future production costs	(171,518,828)	(64,157,199)
Future development costs	(61,975,106)	(13,609,384)
Future income taxes	(187,392,403)	(45,778,941)

Future net cash flows	393,460,454	94,480,730
10% annual discount for estimated timing of cash flows	(188,219,704)	(49,474,633)

Standardized Measure of Discounted Cash Flows	$205,240,750	$45,006,097

ARENA RESOURCES, INC.
SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(Unaudited)

Changes in Standardized Measure of Discounted Future Net Cash Flows

For the Years Ended December 31,	2004	2003

Beginning of the year	$45,006,097	$27,997,824
Purchase of minerals in place	142,824,938	21,333,720
Extensions, discoveries and improved recovery, less related costs	347,652	691,469
Development costs incurred during the year	5,387,638	320,102
Sales of oil and gas produced, net of production costs	(5,876,333)	(2,302,405)
Accretion of discount	4,882,064	3,012,793
Net changes in price and production costs	74,777,221	8,222,075
Net change in estimated future development costs	(3,187,159)	39,219
Revision of previous quantity estimates	42,149,044	(53,098)
Revision of estimated timing of cash flows	(27,509,967)	(5,468,732)
Net change in income taxes	(73,560,445)	(8,786,870)

End of the Year	$205,240,750	$45,006,097

Exhibit 31.1

CERTIFICATION

I, Lloyd T. Rochford, certify that:

1.     I have reviewed this Annual Report on Form 10-KSB of Arena Resources, Inc.

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15(e)) for the registrant and have:

a)     designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)     evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this annual report (the “Evaluation Date”); and

c)     disclosed in this report any change of the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual reporter) that has materially affected, or is reasonably likely to affect, the registrant’s internal control over financial reporting.

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)     all significant deficiencies and material weaknesses in the design or operation of internal control and financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)     any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Lloyd T. Rochford
Lloyd T. Rochford
Chief Executive Officer
 February __, 2006

Exhibit 31.2

CERTIFICATION

I, William R. Broaddrick, certify that:

1.     I have reviewed this Annual Report on Form 10-KSB of Arena Resources, Inc.

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15(e)) for the registrant and have:

a)     designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)     evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this annual report (the “Evaluation Date”); and

c)     disclosed in this report any change of the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual reporter) that has materially affected, or is reasonably likely to affect, the registrant’s internal control over financial reporting.

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)     all significant deficiencies and material weaknesses in the design or operation of internal control and financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)     any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ William R. Broaddrick
William R. Broaddrick
Chief Financial Officer
 February __, 2006

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the Annual Report of Arena Resources, Inc. (the “Company”), on Form 10-KSB/A Amendment No. 2 for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Lloyd T. Rochford, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

        (1)        The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

        (2)        The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Lloyd T. Rochford

Lloyd T. Rochford
Chief Executive Officer
 February __, 2006

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the Annual Report of Arena Resources, Inc. (the “Company”), on Form 10-KSB/A Amendment No. 2 for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, William R. Broaddrick, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

        (1)        The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

        (2)        The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ William R. Broaddrick

William R. Broaddrick
Chief Financial Officer
 February __, 2006

As filed with the Securities and Exchange Commission on February __, 2006.

Registration No. 333-127741

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3/A
Amendment No. 2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ARENA RESOURCES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Nevada	73-1596109
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

Arena Resources, Inc.	Kenneth E. Dornblaser, Esq.
4920 South Lewis Avenue	15 West Sixth Street
Suite 107	Suite 2200
Tulsa, Oklahoma 74105	Tulsa, Oklahoma 74119
(918)747-6060	(918) 584-6644
(Address and Telephone Number of Registrant’s Principal Executive Offices)	(Name, Address and Telephone Number of Agent for Service)

               Approximate date of commencement of proposed sale to the public: From time to time as determined by the selling shareholders after the effective date of this Registration Statement.

               If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [    ]

               If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]

               If this Form is filed to register additional common stock for an offering under Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [    ] _________________

               If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [    ] _________________

               If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [    ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common stock	1,228,784 (2)	$14.43	$17,731,353	$2,086.98 (3)

_________________
(1)	Estimated pursuant to Rule 457(c) under the Securities Act of 1933 solely for the purpose of calculating the registration fee, on the basis of the average of the high and low sales prices for the common stock on the American Stock Exchange on August 18, 2005.

(2)	Includes 108,252 shares underlying warrants that are currently exercisable and held by the selling shareholders.

(3)	$1,988.04 of the registration fee was paid at the time of initially filing this registration statement.

               The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted

PROSPECTUS	Subject to completion, dated February __, 2006

1,228,784 Shares of Common Stock

ARENA RESOURCES, INC.

_________________

               This prospectus relates to the resale, from time to time, of up to 1,228,784 shares of our common stock, $0.001 par value per share, which are being offered by the selling shareholders named in this prospectus. The 1,228,784 shares consist of: (i) 970,874 shares originally issued to certain investors identified under the caption “Selling Shareholders ” pursuant to a private placement of such shares in July of this year; (ii) 149,658 shares issued to other shareholders in connection with our acquisition of interests in the Furhman Mascho lease in the fourth quarter of 2004 and which are subject to call options held by some of the investors identified under the caption “Selling Shareholders”; (iii) 50,000 shares underlying common stock purchase warrants issued to our financial advisor in 2003; and (iv) 58,252 shares underlying common stock purchase warrants issued to the investors identified under the caption “Selling Shareholders” in December 2005 and February 2006.

               All net proceeds from the sale of shares of common stock offered by this prospectus will go the selling shareholders. We will not receive any of the proceeds from such sales. In the event the warrants for 50,000 shares of our common stock noted above are exercised, we will receive proceeds of $150,000. In the event the separate warrants for the 58,252 shares of our common stock are exercised by the selling shareholders, we will receive approximately $600,000. All of such proceeds, if received, will be used for general corporate purposes.

               Our common stock is traded on the American Stock Exchange under the symbol “ARD”. On February ____, 2006, the last reported sales price of our common stock was $____ per share.

               Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 4 of this prospectus.

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               Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February , 2006

i

PROSPECTUS SUMMARY

               This summary highlights information contained or incorporated by reference in this prospectus. You should read this entire prospectus carefully, including “Risk Factors” and the documents incorporated by reference, before making an investment decision with respect to our common stock. Unless the context otherwise requires, references in this prospectus to “Arena,” “we,” “us,” “our” or “ours” refer to Arena Resources, Inc.

               You should rely only on the information contained in this prospectus, including the documents incorporated by reference. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

About Our Company

               We are engaged in oil and natural gas acquisition, exploration, development and production, with activities currently in Oklahoma, Texas, New Mexico and Kansas. Our intermediate-term focus is on developing our existing properties, while continuing to pursue acquisitions of oil and gas properties that provide immediate cash flow with upside development potential.

               Since our inception in August 2000, we have built our asset base and achieved growth primarily through property acquisitions. From our inception through December 31, 2004, our proved reserves have grown to 21,217,254 Boe, at an average acquisition/drilling cost of $1.56 per Boe. As of December 31, 2004, our estimated proved reserves had a pre-tax PV10 value of approximately $302 million, approximately 44% of which came from properties located in New Mexico, approximately 42% from our properties in Texas, approximately 12% from our properties in Oklahoma and approximately 2% from our properties in Kansas. We spent approximately $28.3 million on capital projects during 2003 and 2004. We expect to further develop these properties through additional drilling. Our capital budget for 2005 is approximately $18.5 million for development of existing properties.

               Although our focus will be on development of our existing properties, we also intend to continue seeking acquisition opportunities which compliment our current portfolio. We intend to fund our development activity primarily through use of cash flow from operations and cash on hand, while potential drawings on our credit facility and proceeds from future equity transactions would also be available for development projects or future acquisitions.

               We have a portfolio of oil and natural gas reserves, with approximately 92% of our proved reserves consisting of oil and approximately 8% consisting of natural gas. As of December 31, 2004, approximately 24.1% of our proved reserves are classified as proved developed producing properties or “PDP”, approximately 1.7% of our proved reserves are classified as proved developed nonproducing, or “PDNP”, and approximately 74.2% are classified as proved undeveloped, or “PUD”.

About the Shares Being Registered

On July 11, 2005, we completed a $10 million private equity investment from a small group of investors, some of whom were existing shareholders, pursuant to a Securities Purchase Agreement dated as of July 7, 2005. These investors purchased 970,874 restricted shares of our common stock at a price of $10.30 per share, which reflected a 7.7% discount to the 30 day average closing price of the Company’s common stock immediately prior to the date a non-binding term sheet was negotiated. The shares were placed directly by the Company, with net proceeds after expenses estimated to be $9.8 million. The proceeds from this private placement were used to eliminate the $5 million of long-term debt on our bank credit facility which was then outstanding, with $4 million of the balance increasing our 2005 capital expenditure budget to $18.5 million, and the remainder for general corporate purposes.

               As a part of the negotiation process related to the terms of the private placement, we also assigned to certain of the investors call options to purchase 149,658 shares of our common stock at $8.50 per share. The call options were granted in option agreements which were negotiated in connection with the issuance of shares of our common stock in December 2004, as partial consideration for our purchase of interests in the Furhman-Mascho lease. The call terms in the option agreements provide us with the right to repurchase our shares issued in the Furhman-Mascho transaction at a price of $8.50 per share, at any time prior to November 1, 2006. The option agreements further provide the stockholders who received shares in that transaction the right to require us to repurchase our stock from them at a price of $7.00 per share (the public trading price of our common stock at the time of the Furhman-Mascho transaction) for a period of thirty days following November 1, 2006. The shares of common stock subject to the option agreements are restricted securities, and not freely tradable. If the call options are exercised, the shares underlying the options will continue to remain outstanding and we will not receive any proceeds from the exercise. The 149,658 shares that are subject to the call options are included in the shares of common stock being registered pursuant to the registration statement, of which this prospectus forms a part. We have guaranteed that the investors will receive shares under the call options within 30 days of exercise, and the Company will issue replacement shares of common stock if the call optionees do not surrender their shares pursuant to the terms of the call options within the 30 day period. Because the investors have the right to exercise the call options, and because the owners of the common stock subject to the call options do not have the right to transfer such shares until the expiration of the call options, the investors holding the call options are included as the “selling shareholders” of such shares for purposes of this prospectus. See, “Selling Shareholders.”

Recent Developments Subsequent to Our Quarter Ending September 30, 2005

               On October 7, 2005, we completed the redemption of our outstanding publicly traded warrants to acquire common stock. These warrants were issued in August 2004 in connection with our secondary public offering of units (consisting of one share of common stock and one warrant entitling the holder to acquire one share of common stock). Subsequent to our August 31, 2005 redemption notice, 1,466,053 of the warrants were exercised at the exercise price of $7.32 per share, resulting in proceeds to the Company of $10,731,508. The proceeds will be utilized by the Company for general corporate purposes, including the development of existing properties and the potential acquisition of new properties. The 2,150 outstanding warrants that were not exercised, were redeemed at the price of $0.10 per warrant, in accordance with the provisions of the warrants.

                On each of December 28, 2005, and on January 26, 2006, pursuant to the Securities Purchase Agreement described above under “About the Shares Being Registered”, we issued to some of the selling shareholders identified herein warrants to acquire a total of 29,126 shares of our common stock (58,252 shares in the aggregate, as a result of the two issuances), due to the fact that the Company was unable to have the registration statement of which this prospectus is a part declared effective within a prescribed period set forth under the Securities Purchase Agreement. Each of the warrants issued has an exercise price of $10.30 per share (which is equal to the stock price in the private placement described above), subject to adjustment, and an expiration date of five years from the date of issuance.

                The fair value of the warrants issued in December 2005 was $597,773 and will be accounted for in the financial statements as a decrease to net income for the year ended December 31, 2005. The fair value of the warrants issued in December 2005 was $20.52 per share determined by the Black-Scholes option pricing model using the following assumptions: volatility of 43.44%, risk-free interest rate of 4.32%, dividend yield of 0% and expected life of 5.0 years. The fair value of the warrants issued January 2006 was $785,598 and will be accounted for as a decrease to net income for the three months ended March 31, 2006. The fair value of the warrants was $26.97 per share determined by the Black-Scholes option pricing model using the following assumptions: volatility of 43.42%, risk-free interest rate of 4.44%, dividend yield of 0% and expected life of 5.0 years.

Risk Factors

               An investment in our securities involves certain risks that should be carefully considered by prospective investors. See “Risk Factors.”

Corporate Information

               Arena Resources, Inc. was incorporated in Nevada on August 31, 2000. Our principal executive offices are located at 4920 South Lewis Avenue, Suite 107, Tulsa, Oklahoma 74105, and our telephone number is (918) 747-6060.

The Offering

Common stock offered by Selling Shareholders	1,228,784 shares

Common stock to be outstanding after the offering (1)	13,207,954 shares (assuming exercise of the warrants to acquire 108,252 shares covered by this offering).

Use of proceeds	We will not receive any of the proceeds from the sale of the shares of our common stock by the selling shareholders. Upon exercise of the warrants for 50,000 shares included in the common stock offered by two of the selling shareholders, we will receive gross proceeds of $150,000, which will be used for general corporate purposes. Upon exercise of warrants for 58,252 shares of common held by other selling shareholders, we will receive gross proceeds of $599,996, which will be used for general corporate purposes. We have agreed to bear all of the expenses incurred in connection with the registration of these shares.

Risk factors	Please read “Risk Factors” for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.

American Stock Exchange symbol	“ARD”.

(1) The number of shares outstanding after the offering excludes shares reserved for issuance under outstanding options and warrants, except as otherwise specifically noted above. As of February 1, 2006, we had granted options to directors and employees to purchase 1,425,000 shares of common stock, 400,000 of which are currently exercisable. In addition, at February 1, 2006, there were other outstanding warrants to purchase 289,000 shares of common stock.

RISK FACTORS

               You should carefully consider each of the risks described below, together with all of the other information contained or incorporated by reference in this prospectus, before investing in our common stock. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially adversely affected, the trading prices of the common stock could decline and you may lose all or part of your investment.

Risks Relating to the Oil and Natural Gas Industry and Our Business

A substantial or extended decline in oil and natural gas prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure obligations and financial commitments.

               The price we receive for our oil and natural gas production heavily influences our revenue, profitability, access to capital and future rate of growth. Oil and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile. These markets will likely continue to be volatile in the future. The prices we receive for our production, and the levels of our production, depend on numerous factors beyond our control. These factors include, but are not limited to, the following:

•	changes in global supply and demand for oil and natural gas;

•	the actions of the Organization of Petroleum Exporting Countries, or OPEC;

•	the price and quantity of imports of foreign oil and natural gas;

•	political conditions, including embargoes, in or affecting other oil-producing activity;

•	the level of global oil and natural gas exploration and production activity;

•	the level of global oil and natural gas inventories;

•	weather conditions;

•	technological advances affecting energy consumption; and

•	the price and availability of alternative fuels.

               Lower oil and natural gas prices may not only decrease our revenues on a per unit basis but also may reduce the amount of oil and natural gas that we can produce economically. Lower prices will also negatively impact the value of our proved reserves. A substantial or extended decline in oil or natural gas prices may materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures.

A substantial percentage of our proven properties are undeveloped; therefore the risk associated with our success is greater than would be the case if the majority of our properties were categorized as proved developed producing.

               Because a substantial percentage of our proven properties are proved undeveloped (approximately 74%), or proved developed non-producing (approximately 2%), we will require significant additional capital to develop such properties before they may become productive. Further, because of the inherent uncertainties associated with drilling for oil and gas, some of these properties may never be developed to the extent that they result in positive cash flow. Even if we are successful in our development efforts, it could take several years for a significant portion of our undeveloped properties to be converted to positive cash flow.

               While our current business plan is to fund the development costs with cash flow from our other producing properties, if such cash flow is not sufficient we may be forced to seek alternative sources for cash, through the issuance of additional equity or debt securities, increased borrowings or other means.

Approximately 28% of our proven reserves depend upon secondary recovery techniques to establish production.

                Approximately twenty-eight percent (28%) of our reserves for the year ended December 31, 2004 are associated with secondary recovery projects that are either in the initial stage of implementation or are scheduled for implementation. We anticipate that secondary recovery will be attempted by the use of waterflood of these reserves, and the exact project initiation dates and, by the very nature of waterflood operations, the exact completion dates of such projects, are uncertain. In addition, the reserves associated with these secondary recovery projects, as with any reserves, are estimates only, as the success of any development project, including these waterflood projects, cannot be ascertained in advance. If we are not successful in developing a significant portion of our reserves associated with secondary recovery methods, it could have a negative impact on our earnings and our stock price.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.

               Our future success will depend on the success of our exploitation, exploration, development and production activities. Our oil and natural gas exploration and production activities are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable oil or natural gas production. Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. Please read “—Reserve estimates depend on many assumptions that may turn out to be inaccurate” (below) for a discussion of the uncertainty involved in these processes. Our cost of drilling, completing and operating wells is often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay or cancel drilling, including the following:

•	delays imposed by or resulting from compliance with regulatory requirements;

•	pressure or irregularities in geological formations;

•	shortages of or delays in obtaining equipment and qualified personnel;

•	equipment failures or accidents;

•	adverse weather conditions;

•	reductions in oil and natural gas prices;

•	title problems; and

•	limitations in the market for oil and natural gas.

If our assessments of recently purchased properties are materially inaccurate, it could have significant impact on future operations and earnings.

               We have aggressively expanded our base of producing properties, including the recent acquisitions of the East Hobbs Unit and the Furhman-Mascho lease. The successful acquisition of producing properties requires assessments of many factors, which are inherently inexact and may be inaccurate, including the following:

•	the amount of recoverable reserves;

•	future oil and natural gas prices;

•	estimates of operating costs;

•	estimates of future development costs;

•	estimates of the costs and timing of plugging and abandonment; and

•	potential environmental and other liabilities.

               Our assessment will not reveal all existing or potential problems, nor will it permit us to become familiar enough with the properties to assess fully their capabilities and deficiencies. As noted previously, we plan to undertake further development of our properties through the use of cash flow from existing production. Therefore, a material deviation in our assessments of these factors could result in less cash flow being available for such purposes than we presently anticipate, which could either delay future development operations (and delay the anticipated conversion of reserves into cash), or cause us to seek alternative sources to finance development activities.

If oil and natural gas prices decrease, we may be required to take write-downs of the carrying values of our oil and natural gas properties, potentially requiring earlier than anticipated debt repayment and negatively impacting the trading value of our securities.

               Accounting rules require that we review periodically the carrying value of our oil and natural gas properties for possible impairment. Based on specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors, we may be required to write down the carrying value of our oil and natural gas properties. Because our properties serve as collateral for advances under our existing credit facilities, a write-down in the carrying values of our properties could require us to repay debt earlier than we would otherwise be required. A write-down could also constitute a non-cash charge to earnings. It is likely the cumulative effect of a write-down could also negatively impact the trading price of our securities.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

               The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of our reported reserves.

               In order to prepare our estimates, we must project production rates and timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise.

               Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of our reported reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

               You should not assume that the present value of future net revenues from our reported proved reserves is the current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements, we generally base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate. If future values decline or costs increase it could negatively impact our ability to finance operations, and individual properties could cease being commercially viable, affecting our decision to continue operations on producing properties or to attempt to develop properties. All of these factors would have a negative impact on earnings and net income, and most likely the trading price of our securities. These factors could also result in the acceleration of debt repayment and a reduction in our borrowing base under our credit facilities.

Prospects that we decide to drill may not yield oil or natural gas in commercially viable quantities.

               Our prospects are in various stages of evaluation, ranging from prospects that are currently being drilled, to prospects that will require substantial additional seismic data processing and interpretation. There is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. This risk may be enhanced in our situation, due to the fact that a significant percentage (74%) of our proved reserves are currently proved undeveloped reserves. The use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercial quantities. We cannot assure you that the analogies we draw from available data from other wells, more fully explored prospects or producing fields will be applicable to our drilling prospects.

We may incur substantial losses and be subject to substantial liability claims as a result of our oil and natural gas operations.

               We are not insured against all risks. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect our business, financial condition or results of operations. Our oil and natural gas exploration and production activities are subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:

•	environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater and shoreline contamination;

•	abnormally pressured formations;

•	mechanical difficulties, such as stuck oil field drilling and service tools and casing collapse;

•	fires and explosions;

•	personal injuries and death; and

•	natural disasters.

               Any of these risks could adversely affect our ability to conduct operations or result in substantial losses to our company. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, then it could adversely affect us.

We are subject to complex laws that can affect the cost, manner or feasibility of doing business.

               Exploration, development, production and sale of oil and natural gas are subject to extensive federal, state, local and international regulation. We may be required to make large expenditures to comply with governmental regulations. Matters subject to regulation include:

•	discharge permits for drilling operations;

•	drilling bonds;

•	reports concerning operations;

•	the spacing of wells;

•	unitization and pooling of properties; and

•	taxation.

               Under these laws, we could be liable for personal injuries, property damage and other damages. Failure to comply with these laws also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws could change in ways that substantially increase our costs. Any such liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations.

Our operations may incur substantial liabilities to comply with the environmental laws and regulations.

               Our oil and natural gas operations are subject to stringent federal, state and local laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution resulting from our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, incurrence of investigatory or remedial obligations or the imposition of injunctive relief. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to maintain compliance, and may otherwise have a material adverse effect on our results of operations, competitive position or financial condition as well as the industry in general. Under these environmental laws and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination regardless of whether we were responsible for the release or if our operations were standard in the industry at the time they were performed.

If our indebtedness increases, it could reduce our financial flexibility.

               We have a $50 million credit facility in place with a current borrowing base of $35 million. Although we currently do not have any amounts drawn under this credit facility, if in the future we do utilize this facility, the level of our indebtedness could affect our operations in several ways, including the following:

•	a significant portion of our cash flow could be used to service the indebtedness,

•	a high level of debt would increase our vulnerability to general adverse economic and industry conditions,

•	the covenants contained in our credit facility limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments,

•	a high level of debt could impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes.

               In addition, our bank borrowing base is subject to semi-annual redeterminations. We could be forced to repay a portion of our bank borrowings due to redeterminations of our borrowing base. If we are forced to do so, we may not have sufficient funds to make such repayments. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our borrowings or arrange new financing, we may have to sell significant assets. Any such sale could have a material adverse effect on our business and financial results.

Unless we replace our oil and natural gas reserves, our reserves and production will decline, which would adversely affect our cash flows and income.

               Unless we conduct successful development, exploitation and exploration activities or acquire properties containing proved reserves, our proved reserves will decline as those reserves are produced. Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil and natural gas reserves and production, and, therefore our cash flow and income, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. If we are unable to develop, exploit, find or acquire additional reserves to replace our current and future production, our cash flow and income will decline as production declines, until our existing properties would be incapable of sustaining commercial production.

The loss of senior management could adversely affect us.

               To a large extent, we depend on the services of our senior management. The loss of our senior management — Stanley McCabe, our Chairman, or Tim Rochford, our President and Chief Executive Officer — could have a material adverse effect on our operations. While we have obtained key man life insurance policies on Messrs. McCabe and Rochford, any amounts that we may recover under such policies may not adequately compensate us for the loss of the services of either of such key senior management. We do not have employment agreements with either Mr. McCabe or Mr. Rochford.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute on a timely basis our exploration and development plans within our budget.

               With the recent increase in the prices of oil and natural gas, we have encountered an increase in the cost of securing drilling rigs, equipment and supplies. Shortages or the high cost of drilling rigs, equipment, supplies and personnel are expected to continue in the near-term. In addition, larger producers may be more likely to secure access to such equipment by virtue of offering drilling companies more lucrative terms. If we are unable to acquire access to such resources, or can obtain access only at higher prices, not only would this potentially delay our ability to convert our reserves into cash flow, but could also significantly increase the cost of producing those reserves, thereby negatively impacting anticipated net income.

If our access to markets is restricted, it could negatively impact our production, our income and ultimately our ability to retain our leases.

               Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Our failure to obtain such services on acceptable terms could materially harm our business.

               Currently, the majority of our production is sold to marketers and other purchasers that have access to nearby pipeline facilities. However, as we begin to further develop our properties, we may find production in areas with limited or no access to pipelines, thereby necessitating delivery by other means, such as trucking, or requiring compression facilities. Such restrictions on our ability to sell our oil or natural gas have several adverse affects, including higher transportation costs, fewer potential purchasers (thereby potentially resulting in a lower selling price) or, in the event we were unable to market and sustain production from a particular lease for an extended time, possibly causing us to lose a lease due to lack of production.

Competition in the oil and natural gas industry is intense, which may adversely affect our ability to compete.

               We operate in a highly competitive environment for acquiring properties, marketing oil and natural gas and securing trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in the areas in which we operate. Those companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and natural gas industry. We may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital

Risks Relating to Our Common Stock

The market price of our stock may be affected by low volume float

               While there has been a public market for our common stock on the American Stock Exchange, in the last twelve months the daily trading volume, or “public float”, of our common stock has ranged from as low as 4,500 shares to as high as 525,000 shares. The average volume of shares traded during the 90 days prior to this offering was 786,554 shares per week.

               Additionally, approximately 1,856,942 shares of our common stock are “restricted” shares under Rule 144, but could be currently sold with little difficulty under the provisions of Rule 144(k). We also estimate that approximately 1,030,261 additional shares of common stock that are currently “restricted”, will soon be capable of being resold under Rule 144.

               Finally, as of February 1, 2006 there are warrants outstanding to purchase 397,252 shares of common stock, as well as options to purchase 1,425,000 shares of common stock (of which options to acquire 400,000 shares are currently exercisable, with the balance vesting over the next two and one-half years).

               Substantial sales of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market, or the perception that these sales could occur, may have a depressive effect on the market price of our common stock. Such sales or the perception of such sales could also impair our ability to raise capital or make acquisitions through the issuance of our common stock.

We have no plans to pay dividends on our common stock. You may not receive funds without selling your units.

               We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business, financial condition, results of operations, capital requirements and investment opportunities. In addition, our credit facility prohibits us from paying dividends.

Provisions under Nevada law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

               While we do not believe that we currently have any provisions in our organizational documents that could prevent or delay a change in control of our company (such as provisions calling for a staggered board of directors, or the issuance of stock with super-majority voting rights), the existence of some provisions under Nevada law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock. Nevada law imposes some restrictions on mergers and other business combinations between us and any holder of 10% or more of our outstanding common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

               This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about our:

•	business strategy;
•	reserves;
•	financial strategy;
•	production;
•	uncertainty regarding our future operating results;
•	plans, objectives, expectations and intentions contained in this prospectus that are not historical.

               All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS

               We will not receive any of the proceeds from the resale of the shares of common stock. Of the 1,228,784 shares of common stock covered by the registration statement of which this prospectus is a part, 50,000 shares are, prior to their resale pursuant to this prospectus, issuable upon exercise of warrants which have an exercise price of $3.00 per share. If these warrants are exercised, we will receive gross proceeds of $150,000. An additional 58,252 shares of common stock covered by this prospectus are, prior to their resale, issuable upon exercise of separate warrants held by the selling shareholders identified below. If these warrants are exercised for cash at their $10.30 exercise price, we will receive gross proceeds of approximately $600,000. Any proceeds received by us from the exercise of any of the warrants will be used for general corporate purposes, which may include capital expenditures, debt service and working capital.

SELLING SHAREHOLDERS

               The following table sets forth, as of February 1, 2006, certain information known to us concerning each of the selling shareholders. Assuming that the selling shareholders offer all of their shares of our common stock, the selling shareholders will not have any beneficial ownership except as otherwise provided in the table below. Because the selling shareholders may from time to time offer some or all of their shares of our common stock, including shares issuable upon exercise of the warrants, we cannot estimate the number of shares of our common stock that will be held by the selling shareholders upon termination of any particular offering by such selling stockholder. See, “Plan of Distribution.” To our knowledge, apart from K-M Financial, none of the selling shareholders, and none of their officers or directors or affiliates, has held any position or office with, been employed by or otherwise had any material relationship with us or our affiliates during the three years prior to the date of this prospectus. K-M Financial has served as a financial advisor and consultant to us during the past three years.

Selling Shareholders	Number of Shares Owned Prior to Offering		Number of Shares Being Offered	Number of Shares Owned After Offering	Percentage of Shares Owned After Offering (22)
Peninsula Fund, LP (1)	307,167	(7)	307,167	—	—
Peninsula Catalyst Fund, LP (2)	29,389	(8)	29,389	—	—
Peninsula Catalyst QP Fund, LP (2)	71,953	(9)	71,953	—	—
JVL Global Energy, LP (3)	28,376	(10)	28,376	—	—
JVL Global Energy (QP), LP (3)	42,564	(11)	42,564	—	—
Navitas Fund, LP (3)	30,403	(12)	30,403	—	—
Belridge Energy Advisors, LP (4)	308,738	(13)	308,738	—	—
Westcliff Aggressive Growth, LP (5)	15,794	(14)	15,794	—	—
Westcliff Energy Partners, LP (5)	50,350	(15)	50,350	—	—
Westcliff Partners, LP (5)	31,058	(16)	31,058	—	—
Westcliff Long/Short, LP (5)	48,760	(17)	48,760	—	—
Westcliff Master Fund, LP (5)	64,342	(18)	64,342	—	—

Westcliff Small Cap Fund, LP (5)	19,504	(19)	19,504	—	—
Westcliff Ventures Fund, LP (5)	78,930	(20)	78,930	—	—
Paul B. Loyd, Jr	101,456	(21)	51,456	50,000	—
K-M Financial (6)	72,350		25,000	47,350	—
Fred Carlisle	80,700		25,000	55,700	—

(1)	Voting and dispositive power with respect to these shares is held by Scott A. Bedford.
(2)	Voting and dispositive power with respect to these shares is held by Michael Ogborne.
(3)	Voting and dispositive power with respect to these shares is held by John V. Lovoi.
(4)	Voting and dispositive power with respect to these shares is held jointly by Scott A. Bedford and John V. Lovoi.
(5)	Voting and dispositive power with respect to these shares is held by Richard S. Spencer, III, as Managing Member of Westcliff Capital Management, LLC.
(6)	Voting and dispositive power with respect to these shares is held jointly by William R. Parsons and Marcy R. Parsons.
(7)	Includes 49,886 shares that may be acquired upon exercise of the call option and 14,562 shares that may be acquired upon the exercise of currently exercisable warrants.
(8)	Includes 14,467 shares that may be acquired upon exercise of the call option and 844 shares that may be acquired upon the exercise of currently exercisable warrants.
(9)	Includes 35,419 shares that may be acquired upon exercise of the call option and 2,068 shares that may be acquired upon the exercise of currently exercisable warrants.
(10)	Includes 13,968 shares that may be acquired upon exercise of the call option and 816 shares that may be acquired upon the exercise of currently exercisable warrants.
(11)	Includes 20,952 shares that may be acquired upon exercise of the call option and 1,224 shares that may be acquired upon the exercise of currently exercisable warrants.
(12)	Includes 14,966 shares that may be acquired upon exercise of the call option and 874 shares that may be acquired upon the exercise of currently exercisable warrants.
(13)	Includes 17,476 shares that may be acquired upon exercise of currently exercisable warrants.
(14)	Includes 894 shares that may be acquired upon exercise of currently exercisable warrants.
(15)	Includes 2,850 shares that may be acquired upon exercise of currently exercisable warrants.
(16)	Includes 1,758 shares that may be acquired upon exercise of currently exercisable warrants.
(17)	Includes 2,760 shares that may be acquired upon exercise of currently exercisable warrants.
(18)	Includes 3,786 shares that may be acquired upon exercise of currently exercisable warrants.
(19)	Includes 1,104 shares that may be acquired upon exercise of currently exercisable warrants.
(20)	Includes 4,468 shares that may be acquired upon exercise of currently exercisable warrants.
(21)	Includes 2,912 shares that may be acquired upon exercise of currently exercisable warrants.
(22)

Based on 13,207,954 shares of common stock outstanding as of February 1, 2006, only Peninsula Fund, LP and Belridge Energy Advisors, LP could own more than 1% of our issued and outstanding common stock after the offering, and then only if such shareholders sold less than 175,089 shares and 177,660 shares, respectively.

PLAN OF DISTRIBUTION

               This prospectus relates to the resale of 1,228,784 shares of our common stock, including an aggregate of 108,252 shares that may be issued upon exercise of any outstanding warrants owned by the selling shareholders. The common stock may be sold from time to time by the selling shareholders to purchasers:

•	directly by the selling shareholders and their successors, which includes their transferees, pledgees or donees or their successors; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of the securities. These discounts, concessions or commissions may be in excess of those that are customary for the types of transactions involved.

               The selling shareholders and any underwriters, broker-dealers or agents who participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any profits on the sale of the securities by selling shareholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts, and “underwriters” within the meaning of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. If the selling shareholders are deemed to be underwriters, the selling shareholders may be subject to certain statutory liabilities, including, without limitation, liabilities under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. If the securities are sold through underwriters, broker-dealers or agents, the selling shareholders will be responsible for paying any underwriting discounts or commissions or agent’s commissions.

               The securities may be sold in one or more transactions at: fixed prices; prevailing market prices at the time of sale; prices related to such prevailing market prices; varying prices determined at the time of sale; or negotiated prices.

               These sales may be effected in transactions on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of the sale; in the over-the-counter market; otherwise than on such exchanges or services or in the over-the-counter market; through the writing and exercise of options, whether such options are listed on an options exchange or otherwise; or through the settlement of short sales.

               These transactions may or may not involve brokers or dealers, and may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

               In connection with the sales of the securities or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or other financial institutions may in turn engage in short sales of the securities in the course of hedging their positions. The selling shareholders may also sell the securities short and deliver securities to close out short positions, or loan or pledge the securities to broker-dealers that in turn may sell securities.

               To our knowledge, there are currently no plans, arrangements or understandings between any selling shareholders and any underwriter, broker-dealer or agent regarding the sale of the securities.

               At the time a particular offering is made, if required, a prospectus supplement will be distributed, which will set forth the names of the selling shareholders, the aggregate amount and type of securities being offered, the price at which the securities are being sold and other material terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed to paid broker-dealers.

               We cannot be certain that any selling stockholder will sell any or all of the securities pursuant to this prospectus. Further, we cannot assure you that any such selling stockholder will not transfer, devise or gift the securities by other means not described in this prospectus. In addition, any security covered by this prospectus that qualifies for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus. The securities may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

               The selling shareholders and any other person participating in the sale of the securities will be subject to the Exchange Act. The Exchange Act rules include, without limitations Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling shareholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

               Pursuant to the Securities Purchase Agreement we have agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act, arising out of or based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement of which this prospectus is a part, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

               Pursuant to the Securities Purchase Agreement, the selling shareholders have agreed to indemnify us against certain liabilities, including liabilities under the Securities Act, arising out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement of which this prospectus is a part, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, if such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to us through an instrument duly executed by such selling stockholder specifically stating that it is for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement.

               We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public, other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

               The validity of the shares of common stock issued in this offering will be passed upon for us by the law firm of Johnson, Jones, Dornblaser, Coffman & Shorb, P.C.

EXPERTS

               The financial statements of Arena Resources, Inc and Fuhrman-Masco property leases acquired as of and for the years ended December 31, 2004 and 2003, incorporated by reference in this prospectus, have been included in reliance upon the reports of Hansen, Barnett & Maxwell, an independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

               The estimated reserve evaluations and related calculations of Lee Keeling and Associates, Inc., independent petroleum engineering consultants, incorporated by reference in this prospectus have been included in reliance on the authority of said firm as experts in petroleum engineering.

WHERE YOU CAN FIND MORE INFORMATION

               We have filed with the SEC under the Securities Act a registration statement on Form S-3 in connection with this offering. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other document are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit.

               We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains our reports, proxy and information statements and other information that we file through the SEC’s EDGAR System, including our registration statement and the exhibits filed with the registration statement. The web site can be accessed at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

               The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the following documents (or portions thereof) set forth below that we have previously filed with the SEC:

(1) The description of our common stock which is contained under the caption “Description of Securities”, in our Registration Statement on Form SB-2 (Commission File No. 333-113712) originally filed on March 18, 2004, as amended, including the Rule 424(b)(1) prospectus filed August 10, 2004 (Commission File No. 333-113712) (which description was incorporated by reference in our Registration Statement on Form 8A filed August 10, 2004 (Commission File No. 001-31657));

(2) Our definitive Proxy Statement filed on December 6, 2004 in connection with our annual meeting of shareholders held on December 21, 2004 (Commission File No. 001-31657);

(3) Our Current Report on Form 8-K filed on January 4, 2005 (Commission File No. 001-31657);

(4) Our Current Report on Form 8-K filed on March 7, 2005 (Commission File No. 001-31657);

(5) Our Annual Report on Form 10-KSB, for the year ended December 31, 2004, filed March 17, 2005, as amended (Commission File No. 001-31657);

(6) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed, May 11, 2005, as amended (Commission File No. 001-31657);

(7) Our Current Report on Form 8-K filed on July 14, 2005 (Commission File No. 001-31657);

(8) Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed July 29, 2005, as amended (Commission File No. 001-31657); and

(9) Our Quarterly Report on Form 10-Q for the quarter ended September 30, filed November 1, 2005, as amended (Commission File No. 001-31657).

               All documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the initial filing of the registration statement that contains this prospectus and prior to the date of the termination of the offering of the common stock offered hereby shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

               We will provide without charge to each person to whom a prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Written requests should be directed to William R. Broaddrick, Chief Financial Officer, 4920 S. Lewis Ave., Suite 107, Tulsa, Oklahoma, 74105. Telephone requests may be directed to (918) 747-6060.

[Back of prospectus]

1,228,784 Shares of Common Stock

Arena Resources, Inc.

P R O S P E C T U S

February ___, 2006

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

               The following is a list of estimated expenses in connection with the issuance and distribution of the securities being registered, with the exception of underwriting discounts and commissions:

SEC registration fee	$1,990
American Stock Exchange listing fee	19,500
Printing costs
Legal fees and expenses
Accounting fees and expenses
Transfer agent fees
Miscellaneous

Total	$63,000

               All of the above expenses except the SEC registration fee and NASD filing fee are estimates. All of the above expenses will be borne by the Company.

Item 15. Indemnification of Directors and Officers.

               Under the provisions of Section 78.7502 of the Nevada Revised Statutes (the “Nevada Act”), the Registrant is required to indemnify any present or former officer or director against expenses arising out of legal proceedings in which the director or officer becomes involved by reason of being a director or officer, if the director or officer is successful in the defense of such proceedings. Section 78.7502 also provides that the Registrant may indemnify a director or officer in connection with a proceeding in which he is not successful in defending if it is determined that he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant or, in the case of a criminal action, if it is determined that he had no reasonable cause to believe his conduct was unlawful, and in either event, provided the director is not liable for a breach of the duties set out in Section 78.138 of the Nevada Act. Liabilities for which a director or officer may be indemnified include amounts paid in satisfaction of settlements, judgments, fines and other expenses (including attorneys’ fees incurred in connection with such proceedings). In a stockholder derivative action, no indemnification may be paid in respect of any claim, issue or matter as to which the director or officer has been adjudged to be liable to the Registrant (except for expenses allowed by a court).

               The Registrant’s Articles of Incorporation and By-Laws provide for indemnification of directors and officers of the Registrant to the full extent permitted by applicable law. Under the provisions of the Registrant’s By-laws, the Registrant is required to indemnify officers or directors (while the current provisions of Section 78.7502 of the Nevada Act provide for “permissive” indemnification. Except with respect to stockholder derivative actions, the By-law provisions generally state that the director or officer will be indemnified against expenses, amounts paid in settlement and judgments, fines, penalties and/or other amounts incurred with respect to any threatened, pending or completed proceeding, provided that (i) such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant, and (ii) with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.

               The foregoing standards also apply with respect to the indemnification of expenses incurred in a stockholder derivative suit. However, a director or officer may only be indemnified for settlement amounts or judgments incurred in a derivative suit to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

               In accordance with the Nevada Act, the Registrant’s Articles of Incorporation contain a provision to limit the personal liability of the directors of the Registrant for violations of their fiduciary duty. This provision eliminates each director’s liability to the Registrant or its stockholders, for monetary damages except (i) for acts or omissions not in good faith or which involve intentional or reckless misconduct or a knowing violation of law, and (ii) under Section 78.300 of the Nevada Act providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty including any such actions involving gross negligence.

Item 16. Exhibits.

               The exhibits listed in the accompanying Exhibit Index are filed (except where otherwise indicated) as part of this Registration Statement.

Item 17. Undertakings.

               (a)        The undersigned registrant hereby undertakes:

                   (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                   (2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                   (3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               (b)        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (c)        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

               In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma, on February __, 2006.

ARENA RESOURCES, INC.

/s/ Lloyd T. Rochford

By:	Lloyd T. Rochford
President and Chief Executive Officer

               Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lloyd T. Rochford	President and Chief Executive	February __, 2006
Officer and Director (Principal
Lloyd T. Rochford	Executive Officer)

/s/ William R. Broaddrick	Chief Financial Officer (Principal	February __, 2006
Financial Officer and
William R. Broaddrick	Principal Accounting Officer)

/s/ Stanley M. McCabe	Director	February __, 2006

Stanley M. McCabe

/s/ Charles M. Crawford	Director	February __, 2006

Charles M. Crawford

/s/ Chris V. Kemendo, Jr.	Director	February __, 2006

Chris V. Kemendo, Jr.

/s/ Clayton E. Woodrum	Director	February __, 2006

Clayton E. Woodrum

EXHIBIT INDEX

Exhibit Number	Document Description

4.1	Securities Purchase Agreement (incorporated herein by reference from Exhibit 10 to the current report on Form 8-K, as filed with the SEC on July 14, 2005).

4.2	Form of Option Agreement

5.1	Opinion of Johnson, Jones, Dornblaser, Coffman & Shorb, P.C.*

23.1	Consent of Hansen, Barnett & Maxwell, certified public accountants.

23.2	Consent of Johnson, Jones, Dornblaser, Coffman & Shorb, P.C. (contained in Exhibit 5.1).

23.3	Consent of Lee Keeling and Associates, Inc., Independent Petroleum Engineers.

* To be filed by amendment.

EXHIBIT 23.1

Consent Of Independent Registered Public Accounting Firm

To the Board of Directors
Arena Resources, Inc.

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated January 14, 2005 with respect to the financial statements of Arena Resources, Inc. which appear in Arena Resources, Inc.‘s Annual Report on Form 10-KSB for the year ended December 31, 2004. We also consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated January 5, 2005 with respect to the statements of oil and gas revenues and direct operating costs of the Fuhrman-Mascho Property interest which appear in Arena Resources, Inc.‘s Form 8-K filed on March 7, 2005. We also consent to the use of our name and the reference to us in the “Experts” section of the Registration Statement.

/s/ Hansen, Barnett & Maxwell

HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
 February__, 2006

EXHIBIT 23.3

Consent of Lee Keeling and Associates, Inc. – Independent Petroleum Engineers

               We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our “Appraisal of Oil and Gas Properties dated January 1 2005". which appears in Arena Resources, Inc.‘s Annual Report on Form 10-KSB for the year ended December 31, 2004 We further consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3.

Lee Keeling and Associates, Inc.
Tulsa, Oklahoma
 February __, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q/A
Amendment No. 1

(Mark One)
|X| QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Quarterly Period Ended March 31, 2005

|__| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANCE ACT OF 1934
OR
FOR THE TRANSITION PERIOD From __________ to __________.

Commission File Number 001-31657

ARENA RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Nevada	73-1596109
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

4920 South Lewis Street, Suite 107
Tulsa, Oklahoma   74105
(Address of principal executive offices)

(918) 747-6060
(Issuer’s telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months, and (2) has been subject to such filing requirements for the past 90 days. |X| Yes    |_| No

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act): |_| Yes    |X| No

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practical date:

As of May 5, 2005, the Company had outstanding 10,332,179 shares of common stock ($0.001 par value).

1

2

Explanatory Note to Amendment No. 1

The purpose of this Amendment No. 1 to the Quarterly Report on Form 10-Q of Arena Resources, Inc. (the “Company”) for the three months ended March 31, 2005 (the “Original Form 10-Q”) is to (i) record an adjusted value (adjusted to market value on the date of issuance) of 40,000 shares of the Company’s common stock originally issued as a “finders’ fee” in connection with the acquisition of property and capitalized as part of our properties subject to amortization, and (ii) restate our financial statements to reflect a change in how we account for compensation expenses associated with options granted to employees under our stock option plan.

Adjusting the capitalized value of our properties subject to amortization was negligible ($35,217) and had no impact on our amortization expenses or net income for the quarter ended March 31, 2004 or March 31, 2005 as reported in this Form 10-Q.

The change in how we account for compensation expenses associated with options granted to employees essentially results in our recognition of compensation expense related to the discount amount of the exercise price of the option from the market price of the stock at the date of grant over the vesting period. The discount on all options granted through December 31, 2004 has been 15%, and the vesting period has been five years. The result of these changes is that our general and administrative expenses (which include our current compensation expense) for the quarters ended March 31, 2004 and March 31, 2005 have increased, with a resulting reduction in our net income after taxes. The effect of this change on our net income after taxes is to reduce our net income for the three months ended March 31, 2004 by $47,244 (from $309,641 to $262,397), which results in no change to the basic earnings per share and a reduction of diluted earnings per share from $0.04 to $0.03, and for the three months ended March 31, 2005 by $26,533 (from $1,313,253 to $1,286,700) which results in no change to basic earnings per share and a reduction of diluted earnings per share from $0.12 to $0.11.

Part I – Financial Information

Item I. Financial Statements:

The condensed financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

In the opinion of the Company, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the financial position of the Company and the results of its operations and its cash flows have been made. The results of its operations and its cash flows for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for the year ending December 31, 2005.

3

ARENA RESOURCES, INC.
CONDENSED BALANCE SHEETS
(UNAUDITED)
 (As Restated – Note 2)

	March 31, 2005	December 31, 2004

ASSETS
Current Assets
Cash	$1,764,414	$1,253,969
Accounts receivable	1,450,118	1,149,513
Joint interest billing receivable	88,838	61,805
Prepaid expenses	33,136	33,136

Total Current Assets	3,336,506	2,498,423

Property and Equipment, Using Full Cost Accounting
Oil and gas properties subject to amortization	36,494,723	34,457,137
Deposit on property acquisition	261,600	-
Drilling advances	272,119	900,000
Equipment	26,687	26,687
Office equipment	71,223	60,401

Total Property and Equipment	37,126,352	35,444,225
Less: Accumulated depreciation and amortization	(1,986,723)	(1,565,124)

Net Property and Equipment	35,139,629	33,879,101

Total Assets	$38,476,135	$36,377,524

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$871,457	$1,805,865
Accrued liabilities	102,334	34,800

Total Current Liabilities	973,791	1,840,665

Long-Term Liabilities
Notes payable	5,000,000	10,000,000
Notes payable to related parties	400,000	400,000
Put option	20,987	95,033
Asset retirement liability	1,290,064	1,267,993
Deferred income taxes	2,726,193	1,971,990

Total Long-Term Liabilities	9,437,244	13,735,016

Stockholders' Equity
Preferred stock - $0.001 par value; 10,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock - $0.001 par value; 100,000,000 shares authorized; 10,316,179 shares and 9,132,910 shares outstanding, respectively	10,316	9,133
Additional paid-in capital	21,828,815	15,258,352
Options and warrants outstanding	2,575,720	3,213,159
Deferred compensation	(191,927)	(234,277)
Retained earnings	3,842,176	2,555,476

Total Stockholders' Equity	28,065,100	20,801,843

Total Liabilities and Stockholders' Equity	$38,476,135	$36,377,524

See the accompanying notes to unaudited condensed financial statements.

4

ARENA RESOURCES, INC.
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)
 (As Restated – Note 2)

For the Three Months Ended March 31,	2005	2004

Oil and Gas Revenues	$3,914,735	$1,200,400

Costs and Operating Expenses
Oil and gas production costs	812,237	316,290
Oil and gas production taxes	286,717	78,707
Depreciation, depletion and amortization	421,599	111,120
General and administrative expense	311,855	253,552

Total Costs and Operating Expenses	1,832,408	759,669

Other Income (Expense)
Gain from change in fair value of put options	74,046	-
Accretion expense	(22,071)	(12,295)
Interest expense	(93,399)	(9,113)

Net Other Expense	(41,424)	(21,408)

Income Before Provision for Income Taxes	2,040,903	419,323

Provision for Deferred Income Taxes	(754,203)	(156,926)

Net Income	$1,286,700	$262,397

Basic Net Income Per Common Share	0.13	0.04
Diluted Net Income Per Common Share	0.11	0.03

See the accompanying notes to unaudited condensed financial statements.

5

ARENA RESOURCES, INC.
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)
 (As Restated – Note 2)

For the Three Months Ended March 31,	2005	2004

Cash Flows From Operating Activities
Net income	$1,286,700	$262,397
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	421,599	111,120
Provision for income taxes	754,203	156,926
Gain from change in fair value of put option	(74,046)	-
Amortization of deferred compensation	42,350	75,350
Accretion of discounted liabilities	22,071	12,296
Changes in assets and liabilities:
Accounts and joint interest receivable	(327,638)	(35,605)
Prepaid expenses	-	(3,591)
Accounts payable and accrued liabilities	(866,874)	(10,183)

Net Cash Provided by Operating Activities	1,258,365	568,710

Cash Flows from Investing Activities
Purchase and development of oil and gas properties	(1,409,705)	(296,620)
Purchase of office equipment	(10,822)	(17,446)

Net Cash Used in Investing Activities	(1,420,527)	(314,066)

Cash Flows From Financing Activities
Proceeds from issuance of common stock and warrants, net of offering costs	-	(114,788)
Proceeds from exercise of warrants	5,672,607	21,750
Payment of notes payable	(5,000,000)	-

Net Cash Provided by (Used in) Financing Activities	672,607	(93,038)

Net Increase in Cash	510,445	161,606

Cash at Beginning of Period	1,253,969	1,076,676

Cash at End of Period	$1,764,414	$1,238,282

Supplemental Cash Flow Information
Cash paid for interest	$131,421	$9,863

Non-Cash Investing and Financing Activities
Common stock issued for properties	$261,600	$-

See the accompanying notes to unaudited condensed financial statements.

6

ARENA RESOURCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2005

NOTE 1 – BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Condensed Financial Statements – The accompanying condensed financial statements have been prepared by the Company and are unaudited. In the opinion of management, the accompanying unaudited financial statements contain all adjustments necessary for fair presentation, consisting of normal recurring adjustments, except as disclosed herein.

The accompanying unaudited interim financial statements have been condensed pursuant to the rules and regulations of the Securities and Exchange Commission; therefore, certain information and disclosures generally included in financial statements have been condensed or omitted. The condensed financial statements should be read in conjunction with the Company’s annual financial statements included in its annual report on Form 10-KSB as of December 31, 2004. The financial position and results of operations for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for the full year ending December 31, 2005.

Nature of Operations – The Company owns interests in oil and gas properties located in Oklahoma, Texas, Kansas and New Mexico. The Company is engaged primarily in the acquisition, exploration and development of oil and gas properties and the production and sale of oil and gas.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Oil and Gas Properties – The Company uses the full cost method of accounting for oil and gas properties. Under this method, all costs associated with acquisition, exploration, and development of oil and gas reserves are capitalized. Costs capitalized include acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling and equipping productive and non-productive wells. Drilling costs include directly related overhead costs. Capitalized costs are categorized either as being subject to amortization or not subject to amortization.

All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves and estimated future costs of abandonment and site restoration, are amortized on the unit-of-production method using estimates of proved reserves as determined by independent engineers. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined. The Company evaluates oil and gas properties for impairment at least quarterly. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized. Amortization expense for the three months ended March 31, 2005 was $421,599 based on depletion at the rate of $4.62 per barrel of oil equivalent compared to $111,120 based on depletion at the rate of $3.00 per barrel of oil equivalent for the three months ended March 31, 2004. These amounts include $4,477 and $3,299 of depreciation on equipment during the three months ended March 31, 2005 and 2004, respectively.

In addition, capitalized costs are subject to a ceiling test which limits such costs to the estimated present value of future net revenues from proved reserves, discounted at a 10-percent interest rate, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties. Consideration received from sales or transfers of oil and gas property is accounted for as a reduction of capitalized costs. Revenue is not recognized in connection with contractual services performed in connection with properties in which the Company holds an ownership interest.

7

ARENA RESOURCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2005

Income Per Common Share – Basic income per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted income per share reflects the potential dilution that could occur if all contracts to issue common stock were converted into common stock, except for those that are anti-dilutive.

Concentration of Credit Risk and Major Customer – The Company currently has cash in excess of federally insured limits at March 31, 2005. During the three months ended March 31, 2005, sales to three customers represented 50%, 18% and 12% of total sales, respectively. At March 31, 2005, these three customers made up 57%, 20% and 6% of accounts receivable, respectively.

Stock-Based Employee Compensation – The Company applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its stock-based compensation awards to employees. The Company recognizes compensation expense related to the 15% discount amount of the exercise price from the market price of the stock at the date of grant over the five year vesting period of the options. The Company recognized compensation expense for the quarters ended March 31, 2005 and 2004 of $42,350 and $75,350, respectively.

Alternately, Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), allows companies to recognize compensation expense over the related service period based on the grant date fair value of the stock option awards. The following table illustrates the effect on net income and basic and diluted income per common share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

For the Three Months Ended March 31,	2005	2004

Net income, as reported	$1,286,700	$262,397
Add: Stock based employee compensation expense included in net income, net of
related tax effects	26,553	47,244
Deduct: Total stock-based employee compensation expense determined under the
fair value based method for all awards, net of related tax effects	(152,217)	(127,129)

Pro Forma Net Income	$1,161,036	$182,512

Income per Common Share
Basic, as reported	$0.13	$0.04
Basic, pro forma	0.12	0.03

Diluted, as reported	0.11	0.03
Diluted, pro forma	0.10	0.02

8

ARENA RESOURCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2005

NOTE 2 – RESTATEMENT OF FINANCIAL STATEMENTS

During 2003, the Company granted nonqualified stock options to directors and employees to purchase 1,000,000 shares of common stock. The exercise price was 85% of the market value of the Company’s common stock on the dates issued and the options vest over a five-year period. In reliance upon FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, the Company considered the 15% discount from the market price of the Company’s common stock to be reasonable in determining the fair value of the common stock and determined that the time permitted for exercise of the stock options was limited to a reasonable period; therefore, the Company did not recognize any stock-based compensation from the grant of these stock options. However, the Company has recently reevaluated its conclusion with regard to the time permitted for exercise of the stock options and has determined that the five year vesting period is not a reasonable period. As a result, the discount from market value is stock-based compensation. The stock-based compensation is being recognized over the five-year vesting period of the options.

In addition, the Company recently determined that it did not recognize 40,000 shares of common stock that were issued as a finder’s fee at their fair value during 2004. The fair value of the common stock has been determined by the market value of the Company’s common stock on the date the shares were issued. The fair value of the finder’s fee was capitalized as part of the acquisition of oil and gas properties subject to amortization.

The Company has restated its financial statements for the three months ended March 31, 2005 and 2004 to reflect the effects of these adjustments. As a result of the restatement, the Company recognized additional compensation expense of $42,350 and $75,350 during the three months ended March 31, 2005 and 2004, respectively. The cost of oil and gas properties subject to amortization was increased by of $35,217 and stockholders’ equity was increased by $267,720 at March 31, 2005. The following tables summarize the effect of the restatement on the financial statements for the reporting period March 31, 2005:

	As Previously Stated	Effect of Restatement	As Restated

For the Three Months Ended March 31, 2005
General and administrative expense	$269,505	$42,350	$311,855
Income before provision for income taxes	2,083,253	(42,350)	2,040,903
Provision for deferred income taxes	(770,00)	15,797	(754,203)
Net income	1,313,253	(26,553)	1,286,700
Basic income per common share	0.13	-	0.13
Diluted income per common share	0.12	(0.01)	0.11

For the Three Months Ended March 31, 2004
General and administrative expense	$178,202	$75,350	$253,552
Income before provision for income taxes	494,673	(75,350)	419,323
Provision for deferred income taxes	(185,032)	28,106	(156,926)
Net income	309,641	(47,244)	262,397
Basic income per common share	0.04	-	0.04
Diluted income per common share	0.04	(0.01)	0.03

9

ARENA RESOURCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2005

	As Previously Stated	Effect of Restatement	As Restated

As of March 31, 2005
Property and equipment, net	$35,104,412	$35,217	$35,139,629
Total assets	38,440,918	35,217	38,476,135
Deferred income taxes	2,899,993	(173,800)	2,726,193
Total long-term liabilities	9,611,044	(173,800)	9,437,244
Additional paid-in capital	21,793,598	35,217	21,828,815
Options and warrants outstanding	1,915,720	660,000	2,575,720
Deferred compensation	-	(191,927)	(191,927)
Retained earnings	4,136,449	(294,273)	3,842,176
Total stockholders' equity	28,065,100	(267,720)	27,797,380

NOTE 3 – EARNINGS PER SHARE INFORMATION

For the Three Months Ended March 31,	2005	2004

Net Income	$1,286,700	$262,397

Basic Weighted-Average Common Shares Outstanding	9,792,744	7,163,734
Effect of dilutive securities
Warrants	1,021,162	429,739
Stock options	471,033	243,441

Diluted Weighted-Average Common Shares Outstanding	11,284,939	7,836,914

Basic Net Income Per Common Share	0.13	0.04
Diluted Net Income Per Common Share	0.11	0.03

NOTE 4 – ACQUISITION OF OIL AND GAS PROPERTIES

On March 24, 2005, the Company entered into a definitive agreement to acquire approximately 15,000 acres in Hamilton and Greeley counties, Kansas. On March 16, 2005, the Company issued 20,000 shares, valued at $261,600 or $13.08 per share, of restricted common stock as partial payment for this acquisition. The acquisition has not yet been closed, but is anticipated to be closed in May 2005. Upon closing, the Company will pay the balance of approximately $300,000.

On May 7, 2004, the Company acquired an 82.24% working interest, 67.60% net revenue interest, in the East Hobbs San Andres Property mineral lease (“East Hobbs”) located in Lea County, New Mexico. Although the Purchase and Sales Agreement transferred the revenue and the related operating costs from East Hobbs to Arena beginning March 1, 2004, Arena did not control the property interests until May 7, 2004. As a result, the acquisition date for accounting purposes was May 7, 2004 and the East Hobbs’ operations have been included in the results of operations of Arena from May 7, 2004. Revenues and operating costs for the months of March and April were treated as adjustments to the purchase price.

At the date of acquisition, East Hobbs was comprised of 21 operating oil and gas wells that were unitized into one lease prior to the acquisition. The Company purchased East Hobbs for its current production and cash flow, as well as for the drilling and secondary recovery opportunities from the property. The Company paid $10,008,440 to the sellers, including $9,008,440 paid directly from borrowings under a credit facility and a bridge financing from a bank described more fully in Note 5. In addition, the Company paid acquisition costs of $28,000 and issued 40,000 shares of common stock valued at $204,553, or $5.11 per share, as a finder’s fee on the East Hobbs San Andres Property acquisition.

10

ARENA RESOURCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2005

On November 18, 2004, Arena Resources, Inc. entered into a binding letter of intent to acquire 100% of the working interest, 75% of the net revenue interest, of the Fuhrman-Mascho Property mineral leases under the terms of Asset Purchase Agreements (the “Agreements”). Under the terms of the Agreements, the sellers transferred effective control of the property to the Company on December 1, 2004 without restrictions. Accordingly, the acquisition date was December 1, 2004. The results of operations of the Fuhrman-Mascho property have been included in the results of operations of the Company from December 1, 2004.

At the date of acquisition, Fuhrman-Mascho property consisted of 84 leases with a total of 174 operating oil and gas wells. The Company purchased Fuhrman-Mascho for its current production and cash flow, as well as for the drilling and development opportunities from the property. On December 20, 2004, the Company made cash payments to the sellers of $9,667,381, issued the sellers 150,013 shares of common stock valued at $1,050,091 or $7.00 per share based on the market value of the common stock over the 2-day period before and after November 18, 2004, issued the sellers put options entitling the sellers to demand that the Company reacquire the 150,013 shares of common stock at $7.00 per share from November 1, 2006 through November 30, 2006, and received call options from the sellers entitling the Company to reacquire the 150,013 shares of common stock at $8.50 per share from the date issued through November 1, 2006. In addition, the Company paid acquisition costs of $44,421 and issued 30,000 shares of common stock as a consulting and finder’s fee, valued at $210,000, or $7.00 per share. The consideration paid or issued on December 20, 2004 was discounted to December 1, 2004 at 5% and resulted in recognition of an unamortized discount of $30,000 at December 1, 2004. The acquisition was funded through the use of cash on hand and a credit facility secured from the Company’s principal lender.

The following unaudited pro forma information is presented to reflect the operations of the Company as if the acquisitions of the East Hobbs and the Fuhrman-Mascho properties had been completed on January 1, 2004 and 2003, respectively:

For the Three Months Ended March 31,	2005	2004

Oil and Gas Revenues	$3,914,735	$2,457,830

Net Income	1,286,700	419,864
Income Per Common Share
Basic Net Income Per Common Share	$0.13	$0.06
Diluted Net Income Per Common Share	0.11	0.05

NOTE 5 – NOTES PAYABLE

In 2004 the Company established a $25,000,000 credit facility from a bank with a $15,000,000 borrowing base. Any increases in the borrowing base are subject to written consent by the financial institution. The interest rate is a floating rate equal to the 30, 60 or 90 day LIBOR rate plus 2.25%, currently 5.04% per annum, and is payable monthly. Annual fees for the facility were 1/8 of one percent of the unused portion of the borrowing base. Amounts borrowed under the revolving credit facility are due in April 2007. The revolving credit facility is secured by the Company’s principal mineral interests. In order to obtain the revolving credit facility, loans from two officers were subordinated to the position of the bank. The Company is required under the terms of the credit facility to maintain a tangible net worth of $12,000,000, maintain a 5-to-1 ratio of income before interest, taxes, depreciation, depletion and amortization to interest expense and maintain a current asset to current liability ratio of 1-to-1. During the three months ended March 31, 2005, the Company paid a total of $5,000,000 of the amounts borrowed during 2004, using the proceeds from the exercise of warrants for the Company’s common stock. As of March 31, 2005, $5,000,000 remained outstanding on this credit facility.

11

ARENA RESOURCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2005

As stated in Note 9, effective April 30, 2005, the Company entered into an agreement that increased its credit facility to $50,000,000, with an increased borrowing base of $35,000,000. At that time, the annual fee for the unused portion of the borrowing base was removed, the tangible net worth the Company must maintain was increased to $18,000,000 and the maturity date changed to April 30, 2008. All other terms and conditions of the credit facility remained the same.

On February 21, 2005, two officers of the Company and the Board of Directors agreed to an extension of the $400,000 notes payable to the two officers to July 1, 2006, under the same terms as the original notes.

NOTE 6 – ASSET RETIREMENT OBLIGATION

The Company provides for the obligation to plug and abandon oil and gas wells at the dates properties are acquired or the wells are drilled. The asset retirement obligation is adjusted each quarter for any liabilities incurred or settled during the period, accretion expense and any revisions made to the estimated cash flows. The reconciliation of the asset retirement obligation for the three months ended March 31, 2005 is as follows:

Balance, January 1, 2005	$1,267,993
Accretion expense	22,071

Balance, March 31, 2005	$1,290,064

NOTE 7 — STOCKHOLDERS’ EQUITY

Warrants exercised – During the three months ended March 31, 2005, the Company issued 1,163,269 shares of common stock as a result of warrant holders exercising warrants. Of this total, 76,350 had an exercise price of $1.75 per share, 1,041,919 had an exercise price of $5.00 per share and 45,000 had an exercise price of $7.32 per share. The Company received $5,672,607 from the exercises.

Shares issued in property acquisition – During the three months ended March 31, 2005, the Company issued 20,000 shares of restricted common stock, valued at $261,600, or $13.08 per share, as part of the acquisition cost for leasing acreage in Kansas as disclosed in Note 4.

Options issued – On January 1, 2005, the Company granted nonqualified stock options to directors and employees to purchase 375,000 shares of common stock at $8.30 per share through July 1, 2010. The pro forma stock-based employee compensation expense determined under the fair value method for these options, net of related tax effects, for the year ending December 31, 2005 would be $323,126.

NOTE 8 – CONTINGENCIES AND COMMITMENTS

Standby Letters of Credit – A commercial bank has issued standby letters of credit on behalf of the Company to the states of Texas, Oklahoma, New Mexico and Kansas totaling $299,029 to allow the Company to do business in those states. The standby letters of credit are valid through May 2005 and are collateralized by the revolving credit facility with the bank. The Company intends to renew the standby letters of credit for as long as the Company does business in those states. No amounts have been drawn under the standby letters of credit.

12

ARENA RESOURCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2005

NOTE 9 — SUBSEQUENT EVENTS

Subsequent to March 31, 2005, warrant holders exercised 15,000 warrants with an exercise price of $1.75 per share and 1,000 warrants with an exercise price of $5.00 per share.

Subsequent to March 31, 2005 and effective April 30, 2005, the Company entered into an agreement that increased its credit facility to $50,000,000, with an increased borrowing base of $35,000,000.

13

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – For the Three Months Ended March 31, 2005

Oil and natural gas sales. For the three months ended March 31, 2005, oil and natural gas sales revenue increased $2,714,335 to $3,914,735, compared to $1,200,400 for the same period during 2004. Oil sales increased $2,407,975 and natural gas sales increased $306,360. The increases were the result of increased sales volumes and average realized sales prices. For the three months ended March 31, 2005, oil sales volume increased 43,477 barrels to 77,260 barrels, compared to 33,783 barrels for the same period in 2004. The average realized per barrel oil price increased 37% from $33.24 for the three months ended March 31, 2004 to $45.70 for the three months ended March 31, 2005. For the three months ended March 31, 2005, gas sales volume increased 63,992 thousand cubic feet (MCF) to 83,315 MCF, compared to 19,323 MCF for the same period in 2004. The average realized natural gas price per MCF increased 15% from $4.00 for the three months ended March 31, 2004 to $4.61 for the three months ended March 31, 2005.

Lease operating expenses. Our lease operating expenses increased from $316,290 or $8.54 per barrel of oil equivalent (BOE) for the three months ended March 31, 2004 to $812,237 or $8.91 per BOE for the three months ended March 31, 2005. The increase in total was due to properties acquired after the first quarter 2004.

Production taxes. Production taxes as a percentage of oil and natural gas sales were 7% during the three months ended March 31, 2004 and remained steady at 7% for the three months ended March 31, 2005. Production taxes vary from state to state. Therefore, these taxes are likely to vary in the future depending on the mix of production we generate from various states, as well as the possibility that any state may raise its production tax.

Depreciation, depletion and amortization. Our depreciation, depletion and amortization expense increased by $310,479 to $421,599 for the three months ended March 31, 2005, compared to the same period in 2004. The increase was a result of an increase in volume and in the average depreciation, depletion and amortization rate from $3.00 per BOE during the three months ended March 31, 2004 to $4.62 per BOE during the three months ended March 31, 2005. The increased depreciation, depletion and amortization rate was the result of a revision to our reserves and increased capitalized costs and development costs from the properties acquired in 2004.

General and administrative expenses. General and administrative expenses increased by $58,303 to $311,855 for the three months ended March 31, 2005, compared to the same period in 2004. This increase was primarily related to increases in compensation expense associated with an increase in personnel required to administer our growth.

Interest expense (net of interest income). Interest expense increased $84,286 to $93,399 for the three months ended March 31, 2005 when compared to the same period in 2004. The increase was due to an increase in outstanding debt with the use of our credit facility in our latest acquisition.

Income tax expense. Our effective tax rate was 37% during the three months ended March 31, 2004 and remained steady at 37% for the three months ended March 31, 2005.

Net income. Net income increased from $262,397 for the three months ended March 31, 2004 to $1,286,700 for 2005. The primary reasons for this increase include an increase in volumes sold and higher crude oil prices between periods, partially offset by higher lease operating expense, general and administrative expense and income tax expense due to our growth.

14

Revenues Year to Date by Geographic section

Arena reports its net oil and gas revenues for the year to date as applicable to the following geographic sectors:

OIL

	Net Production Volume	Net Revenue
Texas Leases	6,816 BBLS	$ 323,770
Oklahoma Leases	14,950 BBLS	$ 752,925
New Mexico Leases	55,495 BBLS	$ 2,457,315

GAS

	Net Production Volume	Net Revenue
Texas Leases	2,802 MCF	$ 9,400
Oklahoma Leases	9,923 MCF	$ 33,829
New Mexico Leases	34,699 MCF	$ 206,645
Kansas	35,890 MCF	$ 130,850

Significant Subsequent Events occurring after March 31, 2005:

Subsequent to March 31, 2005 and effective April 30, 2005, the Company entered into an agreement that increased its credit facility to $50,000,000, with an increased borrowing base of $35,000,000. At that time, the annual fee for the unused portion of the borrowing base was removed, the tangible net worth the Company must maintain was increased to $18,000,000 and the maturity date changed to April 30, 2008. All other terms and conditions of the credit facility remained the same.

Capital Resources and Liquidity

As shown in the financial statements for the three months ended March 31, 2005, the Company had cash on hand of $1,764,414, compared to $1,253,969 as of December 31, 2004. The Company had positive net cash flows from operations for the three months ended March 31, 2005 of $1,258,365, compared to $568,710 for the same period 2004. Another significant source of cash inflow was the receipt of $5,672,607 during the three months ended March 31, 2005 and $21,750 for the same period in 2004 from the exercise of warrants for the Company’s restricted common stock. The most significant cash outflows during the three months ended March 31, 2005 and 2004 were capital expenditures of $1,420,527 in 2005 and $314,066 in 2004, repayment of debt on the Company’s credit facility of $5,000,000 in 2005 and payment of deferred offering costs of $114,788 for the public offering that was completed later in 2004.

On April 14, 2004, the Company established a $15,000,000 credit facility from a bank with an $8,500,000 initial borrowing base. In November 2004, the Company entered into an agreement that increased the facility to $25,000,000, with an increased borrowing base of $15,000,000. Any increases in the borrowing base are subject to written consent by the financial institution. The interest rate is a floating rate equal to the 30, 60 or 90 day LIBOR rate plus 2.25%, currently 5.04% per annum, and is payable monthly. Annual fees for the facility were 1/8 of one percent of the unused portion of the borrowing base. Amounts borrowed under the revolving credit facility are due in April 2007. The revolving credit facility is secured by the Company’s principal mineral interests. In order to obtain the revolving credit facility, loans from two officers were subordinated to the position of the bank. The Company is required under the terms of the credit facility to maintain a tangible net worth of $12,000,000, maintain a 5-to-1 ratio of income before interest, taxes, depreciation, depletion and amortization to interest expense and maintain a current asset to current liability ratio of 1-to-1. During December 2004, the Company drew $9,000,000 under this revolving credit facility to fund the acquisition of the Fuhrman Mascho leases and $1,000,000 to help fund development activities. An additional $299,029 is reserved under the revolving credit facility as collateral for standby letters of credit issued to various states. During the three months ended March 31, 2005, the Company paid a total of $5,000,000 of the amounts borrowed during 2004, using the proceeds from the exercise of warrants for the Company’s common stock. As of March 31, 2005, $5,000,000 remained outstanding on this credit facility.

15

As stated in the Subsequent Events section, effective April 30, 2005, the Company entered into an agreement that increased its credit facility to $50,000,000, with an increased borrowing base of $35,000,000. At that time, the annual fee for the unused portion of the borrowing base was removed, the tangible net worth the Company must maintain was increased to $18,000,000 and the maturity date changed to April 30, 2008. All other terms and conditions of the credit facility remained the same.

Disclosures About Market Risks

Like other natural resource producers, Arena faces certain unique market risks. The two most salient risk factors are the volatile prices of oil and gas and certain environmental concerns and obligations.

Oil and Gas Prices

Current competitive factors in the domestic oil and gas industry are unique. The actual price range of crude oil is largely established by major international producers. Pricing for natural gas is more regional. Because domestic demand for oil and gas exceeds supply, there is little risk that all current production will not be sold at relatively fixed prices. To this extent Arena does not see itself as directly competitive with other producers, nor is there any significant risk that the Company could not sell all production at current prices with a reasonable profit margin. The risk of domestic overproduction at current prices is not deemed significant. The primary competitive risks would come from falling international prices which could render current production uneconomical.

Secondarily, Arena is presently committed to use the services of the existing gatherers in its present areas of production. This gives to such gatherers certain short term relative monopolistic powers to set gathering and transportation costs, because obtaining the services of an alternative gathering company would require substantial additional costs since an alternative gatherer would be required to lay new pipeline and/or obtain new rights-of-way in the lease.

It is also significant that more favorable prices can usually be negotiated for larger quantities of oil and/or gas product, such that Arena views itself as having a price disadvantage to larger producers. Large producers also have a competitive advantage to the extent they can devote substantially more resources to acquiring prime leases and resources to better find and develop prospects.

Environmental

Oil and gas production is a highly regulated activity which is subject to significant environmental and conservation regulations both on a federal and state level. Historically, most of the environmental regulation of oil and gas production has been left to state regulatory boards or agencies in those jurisdictions where there is significant gas and oil production, with limited direct regulation by such federal agencies as the Environmental Protection Agency. However, while the Company believes this generally to be the case for its production activities in Texas, Oklahoma, Kansas and New Mexico, it should be noticed that there are various Environmental Protection Agency regulations which would govern significant spills, blow-outs, or uncontrolled emissions.

In Oklahoma, Texas, Kansas and New Mexico specific oil and gas regulations exist related to the drilling, completion and operations of wells, as well as disposal of waste oil. There are also procedures incident to the plugging and abandonment of dry holes or other non-operational wells, all as governed by the Oklahoma Corporation Commission, Oil and Gas Division, the Texas Railroad Commission, Oil and Gas Division, the Kansas Corporation Commission, Oil and Gas Division or the New Mexico Oil Conservation Division.

16

Compliance with these regulations may constitute a significant cost and effort for Arena. No specific accounting for environmental compliance has been maintained or projected by Arena to date. Arena does not presently know of any environmental demands, claims, or adverse actions, litigation or administrative proceedings in which it or the acquired properties are involved or subject to or arising out of its predecessor operations.

In the event of a breach of environmental regulations, these environmental regulatory agencies have a broad range of alternative or cumulative remedies to include: ordering a clean up of any spills or waste material and restoration of the soil or water to conditions existing prior to the environmental violation; fines; or enjoining further drilling, completion or production activities. In certain egregious situations the agencies may also pursue criminal remedies against the Company or its principals.

Forward-Looking Information

Certain statements in this Section and elsewhere in this report are forward-looking in nature and relate to trends and events that may affect the Company’s future financial position and operating results. Such statements are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. The terms “expect,” “anticipate,” “intend,” and “project” and similar words or expressions are intended to identify forward-looking statements. These statements speak only as of the date of this report. The statements are based on current expectations, are inherently uncertain, are subject to risks, and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including changes in economic conditions in the markets served by the company, increasing competition, fluctuations in raw materials and energy prices, and other unanticipated events and conditions. It is not possible to foresee or identify all such factors. The company makes no commitment to update any forward-looking statement or to disclose any facts, events, or circumstances after the date hereof that may affect the accuracy of any forward-looking statement.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

        The Company is subject to interest rate risk on its revolving credit facility, which bears variable interest based upon a LIBOR rate. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and the interest rate paid on borrowings under its bank credit facility. Currently, the Company does not use interest rate derivative instruments to manage exposure to interest rate changes.

Commodity Price Risk

        The Company’s revenues, profitability and future growth depend substantially on prevailing prices for oil and natural gas. Prices also affect the amount of cash flow available for capital expenditures and Arena’s ability to borrow and raise additional capital. The amount the Company can borrow under its bank credit facility is subject to periodic redetermination based in part on changing expectations of future prices. Lower prices may also reduce the amount of oil and natural gas that the Company can economically produce. Arena currently sells all of its oil and natural gas production under price sensitive or market price contracts.

        Arena does not currently use derivative commodity instruments or similar financial instruments to attempt to hedge commodity price risks associated with future oil and natural gas production.

17

Currency Exchange Rate Risk

        Foreign sales accounted for none of the Company’s sales; further, the Company accepts payment for its commodity sales only in U.S. dollars; hence, Arena is not exposed to foreign currency exchange rate risk on these sales.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

        At the end of the period covered by this Quarterly Report on Form 10-Q, the Company’s management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer believe that:

        The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and

        The Company’s disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company’s management, and made known to the Company’s Chief Executive Officer and Chief Financial Officer, particularly during the period when this quarterly report was prepared, as appropriate to allow timely decisions regarding the required disclosure.

Changes in Internal Controls Over Financial Reporting

        There have been no significant changes in the Company’s internal controls over financial reporting or other factors that could significantly affect the Company’s internal controls subsequent to their evaluation, nor has there been any need for any corrective actions with regard to significant deficiencies or material weaknesses in internal controls related to financial reporting.

18

Part II — Other Information

Item 1. Legal Proceedings

None.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

During the three months ended March 31, 2005, the Company issued 1,118,269 shares of common stock as a result of warrant holders exercising warrants. Of this total, 76,350 warrants had an exercise price of $1.75 per share and 1,041,919 warrants had an exercise price of $5.00 per share. The Company received $5,343,207 from the exercises. The shares were issued in transactions not involving a public offering in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The persons to whom the shares were issued in exchange for the warrants had access to full information concerning the Company and represented that they acquired the shares for their own account and not for the purpose of distribution. The certificates for the shares contain a restricted legend advising that the shares may not be offered for sale, sold or otherwise transferred without having first been registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. There was no underwriter involved in these transactions.

During the three months ended March 31, 2005, the Company issued 20,000 shares of common stock as partial consideration for an acquisition in Kansas that has not yet closed. The shares were valued at $261,600, or $13.08 per share. The shares were issued in transactions not involving a public offering in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The persons to whom the shares were issued in exchange for the warrants had access to full information concerning the Company and represented that they acquired the shares for their own account and not for the purpose of distribution. The certificates for the shares contain a restricted legend advising that the shares may not be offered for sale, sold or otherwise transferred without having first been registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. There was no underwriter involved in these transactions.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 5. Other Information

None.

Item 6. Exhibits

(a)	Exhibit 31.1	Section 302 Certification of CEO
Exhibit 31.2	Section 302 Certification of CFO

(b)	Exhibit 32.1	Section 1350 Certification of CEO
Exhibit 32.2	Section 1350 Certification of CFO

19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

REGISTRANT: ARENA RESOURCES, INC.

Dated: February __, 2006	By: /s/ Lloyd Tim Rochford
Lloyd Tim Rochford
President, Chief Executive Officer

Dated: February __, 2006	By: /s/ Stanley McCabe
Stanley McCabe
Treasurer, Secretary

Dated: February __, 2006	By: /s/ William R. Broaddrick
William R. Broaddrick
Vice President, Chief Financial Officer

20

Exhibit 31.1

CERTIFICATION

I, Lloyd T. Rochford, certify that:

1.     I have reviewed this Annual Report on Form 10-Q of Arena Resources, Inc.

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15(e)) for the registrant and have:

         a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

         b)   evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this quarterly report (the “Evaluation Date”); and

         c)   disclosed in this report any change of the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s first quarter in the case of an annual report) that has materially affected, or is reasonably likely to affect, the registrant’s internal control over financial reporting.

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

         a)   all significant deficiencies and material weaknesses in the design or operation of internal control and financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

         b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

February __, 2006
Date

/s/ Lloyd T. Rochford
Lloyd T. Rochford
Chief Executive Officer

21

Exhibit 31.2

CERTIFICATION

I, William R. Broaddrick, certify that:

1.     I have reviewed this Annual Report on Form 10-Q of Arena Resources, Inc.

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15(e)) for the registrant and have:

         a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

         b)   evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this quarterly report (the “Evaluation Date”); and

         c)   disclosed in this report any change of the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s first quarter in the case of an annual report) that has materially affected, or is reasonably likely to affect, the registrant’s internal control over financial reporting.

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

         a)   all significant deficiencies and material weaknesses in the design or operation of internal control and financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

         b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

February __, 2006
Date

/s/ William R. Broaddrick
William R. Broaddrick
Chief Financial Officer

22

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

               In connection with the Quarterly Report of Arena Resources, Inc. (the “Company”), on Form 10-Q for the period ended March 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Lloyd T. Rochford, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

               (1)        The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

               (2)        The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

_________________
Lloyd T. Rochford
Chief Executive Officer
 February __, 2006

23

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

               In connection with the Quarterly Report of Arena Resources, Inc. (the “Company”), on Form 10-Q for the period ended March 31, 2005, as filed, I, William R. Broaddrick, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

               (1)        The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

               (2)        The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

_________________
William R. Broaddrick
Chief Financial Officer
 February __, 2006

24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q/A
Amendment No. 1

(Mark One)
|X| QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Quarterly Period Ended June 30, 2005

|__| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANCE ACT OF 1934
OR
FOR THE TRANSITION PERIOD From __________ to __________.

Commission File Number 001-31657

ARENA RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Nevada	73-1596109
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

4920 South Lewis Street, Suite 107
Tulsa, Oklahoma   74105
(Address of principal executive offices)

(918) 747-6060
(Issuer’s telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months, and (2) has been subject to such filing requirements for the past 90 days. |X| Yes    |_| No

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act): |_| Yes    |X| No

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practical date:

As of July 28, 2005, the Company had outstanding 11,425,045 shares of common stock ($0.001 par value).

1

2

Explanatory Note to Amendment No. 1

The purpose of this Amendment No. 1 to the Quarterly Report on Form 10-Q of Arena Resources, Inc. (the “Company”) for the three and six months ended June 30, 2005 (the “Original Form 10-Q”) is to (i) record an adjusted value (adjusted to market value on the date of issuance) of 40,000 shares of the Company’s common stock originally issued as a “finders’ fee” in connection with the acquisition of property and capitalized as part of our properties subject to amortization, and (ii) restate our financial statements to reflect a change in how we account for compensation expenses associated with options granted to employees under our stock option plan.

Adjusting the capitalized value of our properties subject to amortization was negligible ($35,217) and had no impact on our amortization expenses or net income for the quarter or six months ended June 30, 2004 or June 30, 2005 as reported in this Form 10-Q.

The change in how we account for compensation expenses associated with options granted to employees essentially results in our recognition of compensation expense related to the discount amount of the exercise price of the option from the market price of the stock at the date of grant over the vesting period. The discount on all options granted through December 31, 2004 has been 15%, and the vesting period has been five years. The result of these changes is that our general and administrative expenses (which include our current compensation expense) for the quarter and six months ended June 30, 2004 and June 30, 2005 have increased, with a resulting reduction in our net income after taxes. The effect of this change on our net income after taxes is to reduce our net income for the three months ended June 30, 2004 by $27,886 (from $548,548 to $520,662), which results in a reduction of basic earnings per share from $0.08 to $0.07 and to diluted earnings per share from $0.07 to $0.06, and for the three months ended June 30, 2005 by $16,874 (from $1,731,974 to $1,715,100) which results in no change to the basic or diluted earnings per share, and for the six months ended June 30, 2004 by $75,130 (from $858,190 to $783,060), which results in a reduction of basic earnings per share from $0.12 to $0.11 and to diluted earnings per share from $0.11 to $0.10, and for the six months ended June 30, 2005 by $43,427 (from $3,045,227 to $3,001,800), which results in no change to the basic earnings per share and a reduction of diluted earnings per share from $0.27 to $0.26.

Part I – Financial Information

Item I. Financial Statements:

The condensed financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

In the opinion of the Company, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the financial position of the Company and the results of its operations and its cash flows have been made. The results of its operations and its cash flows for the three and six months ended June 30, 2005 are not necessarily indicative of the results to be expected for the year ending December 31, 2005.

3

ARENA RESOURCES, INC.
CONDENSED BALANCE SHEETS
(UNAUDITED)
 (As Restated – Note 2)

	June 30, 2005	December 31, 2004

ASSETS
Current Assets
Cash	$1,405,168	$1,253,969
Accounts receivable	1,599,231	1,149,513
Joint interest billing receivable	85,187	61,805
Prepaid expenses	33,136	33,136

Total Current Assets	3,122,722	2,498,423

Property and Equipment, Using Full Cost Accounting
Oil and gas properties subject to amortization	41,634,558	34,457,137
Deposit on property acquisition	359,655	-
Drilling advances	75,335	900,000
Equipment	26,687	26,687
Office equipment	87,194	60,401

Total Property and Equipment	42,183,429	35,444,225
Less: Accumulated depreciation and amortization	(2,470,006)	(1,565,124)

Net Property and Equipment	39,713,423	33,879,101

Total Assets	$42,836,145	$36,377,524

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$2,153,618	$1,805,865
Accrued liabilities	48,403	34,800

Total Current Liabilities	2,202,021	1,840,665

Long-Term Liabilities
Notes payable	5,000,000	10,000,000
Notes payable to related parties	400,000	400,000
Put option	29,163	95,033
Asset retirement liability	1,317,318	1,267,993
Deferred income taxes	3,742,949	1,971,990

Total Long-Term Liabilities	10,489,430	13,735,016

Stockholders' Equity
Preferred stock - $0.001 par value; 10,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock - $0.001 par value; 100,000,000 shares authorized; 10,452,471 shares and 9,132,910 shares outstanding, respectively	10,453	9,133
Additional paid-in capital	22,308,218	15,258,352
Options and warrants outstanding	2,433,761	3,213,159
Deferred compensation	(165,014)	(234,277)
Retained earnings	5,557,276	2,555,476

Total Stockholders' Equity	30,144,694	20,801,843

Total Liabilities and Stockholders' Equity	$42,836,145	$36,377,524

See the accompanying notes to unaudited condensed financial statements.

4

ARENA RESOURCES, INC.
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)
 (As Restated – Note 2)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2005	2004	2005	2004

Oil and Gas Revenues	$4,628,554	$1,792,414	$8,543,289	$2,992,814

Costs and Operating Expenses
Oil and gas production costs	626,199	403,531	1,438,436	719,820
Oil and gas production taxes	374,397	133,026	661,114	211,733
Depreciation, depletion and amortization	483,283	204,706	904,882	315,826
General and administrative expense	300,512	208,044	612,367	461,596

Total Costs and Operating Expenses	1,784,391	949,307	3,616,799	1,708,975

Other Income (Expense)
Gain from change in fair value of put options	(8,176)	2,905	65,870	2,905
Accretion expense	(27,254)	(12,770)	(49,325)	(25,065)
Interest expense	(76,877)	(58,998)	(170,276)	(68,111)

Net Other Income (Expense)	(112,307)	(68,863)	(153,731)	(90,271)

Income Before Provision for Income Taxes	2,731,856	774,244	4,772,759	1,193,568

Provision for Deferred Income Taxes	(1,016,756)	(253,582)	(1,770,959)	(410,508)

Net Income	$1,715,100	$520,662	$3,001,800	$783,060

Basic Net Income Per Common Share	0.17	0.07	0.30	0.11
Diluted Net Income Per Common Share	0.15	0.06	0.26	0.10

See the accompanying notes to unaudited condensed financial statements.

5

ARENA RESOURCES, INC.
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)
 (As Restated – Note 2)

For the Six Months Ended June 30,	2005	2004

Cash Flows From Operating Activities
Net income	$3,001,800	$783,060
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	904,882	315,826
Provision for income taxes	1,770,959	410,508
Gain from change in fair value of put option	(65,870)	(2,905)
Loss on sale of equipment	-	5,585
Amortization of deferred compensation	69,263	119,825
Accretion of discounted liabilities	49,325	57,511
Changes in assets and liabilities:
Accounts and joint interest receivable	(473,100)	(310,304)
Prepaid expenses	-	(4,629)
Accounts payable and accrued liabilities	361,356	102,657

Net Cash Provided by Operating Activities	5,618,615	1,477,134

Cash Flows from Investing Activities
Proceeds from sale of equipment	-	10,500
Purchase and development of oil and gas properties	(6,453,296)	(1,550,090)
Purchase of office equipment	(26,793)	(18,035)

Net Cash Used in Investing Activities	(6,480,089)	(1,557,625)

Cash Flows From Financing Activities
Offering costs incurred	-	(204,701)
Proceeds from exercise of warrants	6,012,673	130,500
Issuance of note payable	-	1,000,000
Payment of notes payable	(5,000,000)	-

Net Cash Provided by (Used in) Financing Activities	1,012,673	925,799

Net Increase in Cash	151,199	845,308

Cash at Beginning of Period	1,253,969	1,076,676

Cash at End of Period	$1,405,168	$1,921,984

Supplemental Cash Flow Information
Cash paid for interest	$170,276	$19,836

Non-Cash Investing and Financing Activities
Common stock issued for properties	$261,245	$-
Asset retirement obligation incurred in property acquisition	-	32,447
Acquisition of property financed through note payable	-	9,008,440

See the accompanying notes to unaudited condensed financial statements.

6

ARENA RESOURCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2005

NOTE 1 – BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Condensed Financial Statements – The accompanying condensed financial statements have been prepared by the Company and are unaudited. In the opinion of management, the accompanying unaudited financial statements contain all adjustments necessary for fair presentation, consisting of normal recurring adjustments, except as disclosed herein.

The accompanying unaudited interim financial statements have been condensed pursuant to the rules and regulations of the Securities and Exchange Commission; therefore, certain information and disclosures generally included in financial statements have been condensed or omitted. The condensed financial statements should be read in conjunction with the Company’s annual financial statements included in its annual report on Form 10-KSB as of December 31, 2004. The financial position and results of operations for the three and six months ended June 30, 2005 are not necessarily indicative of the results to be expected for the full year ending December 31, 2005.

Nature of Operations – The Company owns interests in oil and gas properties located in Oklahoma, Texas, Kansas and New Mexico. The Company is engaged primarily in the acquisition, exploration and development of oil and gas properties and the production and sale of oil and gas.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Oil and Gas Properties – The Company uses the full cost method of accounting for oil and gas properties. Under this method, all costs associated with acquisition, exploration, and development of oil and gas reserves are capitalized. Costs capitalized include acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling and equipping productive and non-productive wells. Drilling costs include directly related overhead costs. Capitalized costs are categorized either as being subject to amortization or not subject to amortization.

All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves and estimated future costs of abandonment and site restoration, are amortized on the unit-of-production method using estimates of proved reserves as determined by independent engineers. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined. The Company evaluates oil and gas properties for impairment at least quarterly. Amortization expense for the six months ended June 30, 2005 was $904,882 based on depletion at the rate of $4.50 per barrel of oil equivalent compared to $315,826 based on depletion at the rate of $3.57 per barrel of oil equivalent for the six months ended June 30, 2004. These amounts include $8,815 and $7,330 of depreciation on equipment during the six months ended June 30, 2005 and 2004, respectively.

In addition, capitalized costs are subject to a ceiling test which limits such costs to the estimated present value of future net revenues from proved reserves, discounted at a 10-percent interest rate, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties. Consideration received from sales or transfers of oil and gas property is accounted for as a reduction of capitalized costs. Revenue is not recognized in connection with contractual services performed in connection with properties in which the Company holds an ownership interest.

7

ARENA RESOURCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2005

Income Per Common Share – Basic income per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted income per share reflects the potential dilution that could occur if all contracts to issue common stock were converted into common stock, except for those that are anti-dilutive.

Concentration of Credit Risk and Major Customer – The Company currently has cash in excess of federally insured limits at June 30, 2005. During the six months ended June 30, 2005, sales to two customers represented 56% and 17%, respectively. At June 30, 2005, these two customers made up 67% and 16% of accounts receivable, respectively.

Stock-Based Employee Compensation – The Company applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its stock-based compensation awards to employees. The Company recognizes compensation expense related to the 15% discount amount of the exercise price from the market price of the stock at the date of grant over the five year vesting period of the options. The Company recognized compensation expense for the three months ended June 30, 2005 and 2004 of $26,913 and $44,475, respectively and for the six months ended June 30, 2005 and 2004 of $69,263 and $119,825, respectively.

Alternately, Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), allows companies to recognize compensation expense over the related service period based on the grant date fair value of the stock option awards. The following table illustrates the effect on net income and basic and diluted income per common share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2005	2004	2005	2004

Net income, as reported	$1,715,100	$520,662	$3,001,800	$783,060
Add: Stock based employee compensation expense included in net income, net of
related tax effects	16,874	27,886	43,427	75,130
Deduct: Total stock-based employee compensation expense determined under the
fair value based method for all awards, net of related tax effects	(126,216)	(75,098)	(278,433)	(202,197)

Pro Forma Net Income	$1,605,758	$473,450	$2,766,794	$655,993

Income per Common Share
Basic, as reported	$0.17	$0.07	$0.30	$0.11
Basic, pro forma	0.15	0.07	0.27	0.09

Diluted, as reported	0.15	0.06	0.26	0.10
Diluted, pro forma	0.14	0.06	0.24	0.08

8

ARENA RESOURCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2005

NOTE 2 – RESTATEMENT OF FINANCIAL STATEMENTS

During 2003, the Company granted nonqualified stock options to directors and employees to purchase 1,000,000 shares of common stock. The exercise price was 85% of the market value of the Company’s common stock on the dates issued and the options vest over a five-year period. In reliance upon FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, the Company considered the 15% discount from the market price of the Company’s common stock to be reasonable in determining the fair value of the common stock and determined that the time permitted for exercise of the stock options was limited to a reasonable period; therefore, the Company did not recognize any stock-based compensation from the grant of these stock options. However, the Company has recently reevaluated its conclusion with regard to the time permitted for exercise of the stock options and has determined that the five year vesting period is not a reasonable period. As a result, the discount from market value is stock-based compensation. The stock-based compensation is being recognized over the five-year vesting period of the options.

In addition, the Company recently determined that it did not recognize 40,000 shares of common stock that were issued as a finder’s fee at their fair value during 2004. The fair value of the common stock has been determined by the market value of the Company’s common stock on the date the shares were issued. The fair value of the finder’s fee was capitalized as part of the acquisition of oil and gas properties subject to amortization.

The Company has restated its financial statements for the three and six months ended June 30, 2005 and 2004 to reflect the effects of these adjustments. As a result of the restatement, the Company recognized additional compensation expense of $26,913 and $44,475 during the three months ended June 30, 2005 and 2004, respectively and $69,263 and $119,825 during the six months ended June 30, 2005 and 2004, respectively. The cost of oil and gas properties subject to amortization was increased by of $35,217 and stockholders’ equity was increased by $311,147 at June 30, 2005. The following tables summarize the effect of the restatement on the financial statements for the reporting period June 30, 2005:

	As Previously Stated	Effect of Restatement	As Restated

For the Three Months Ended June 30, 2005
General and administrative expense	$273,599	$26,913	$300,512
Income before provision for income taxes	2,758,769	(26,913)	2,731,856
Provision for deferred income taxes	(1,026,795)	10,039	(1,016,756)
Net income	1,731,974	(16,874)	1,715,100
Basic income per common share	0.17	-	0.17
Diluted income per common share	0.15	-	0.15

For the Three Months Ended June 30, 2004
General and administrative expense	$163,569	$44,475	$208,044
Income before provision for income taxes	818,719	(44,475)	774,244
Provision for deferred income taxes	(270,171)	16,589	(253,582)
Net income	548,548	(27,886)	520,662
Basic income per common share	0.08	(0.01)	0.07
Diluted income per common share	0.07	(0.01)	0.06

9

ARENA RESOURCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2005

	As Previously Stated	Effect of Restatement	As Restated

For the Six Months Ended June 30, 2005
General and administrative expense	$543,104	$69,263	$612,367
Income before provision for income taxes	4,842,022	(69,263)	4,772,759
Provision for deferred income taxes	(1,796,795)	25,836	(1,770,959)
Net income	3,045,227	(43,427)	3,001,800
Basic income per common share	0.30	-	0.30
Diluted income per common share	0.27	(0.01)	0.26

For the Six Months Ended June 30, 2004
General and administrative expense	$341,771	$119,825	$461,596
Income before provision for income taxes	1,313,393	(119,825)	1,193,568
Provision for deferred income taxes	(455,203)	44,695	(410,508)
Net income	858,190	(75,130)	783,060
Basic income per common share	0.12	(0.01)	0.11
Diluted income per common share	0.11	(0.01)	0.10

As of June 30, 2005
Property and equipment, net	$39,678,206	$35,217	$39,713,423
Total assets	42,800,928	35,217	42,836,145
Deferred income taxes	3,926,788	(183,839)	3,742,949
Total long-term liabilities	10,673,269	(183,839)	10,489,430
Additional paid-in capital	22,273,001	35,217	22,308,218
Options and warrants outstanding	1,773,761	660,000	2,433,761
Deferred compensation	-	(165,014)	(165,014)
Retained earnings	5,868,423	(311,147)	5,557,276

NOTE 3 – EARNINGS PER SHARE INFORMATION

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2005	2004	2005	2004

Net Income	$1,715,100	$520,662	$3,001,800	$783,060

Basic Weighted-Average Common Shares Outstanding	10,361,226	7,183,855	10,078,555	7,173,795
Effect of dilutive securities
Warrants	825,567	627,099	912,374	539,477
Stock options	487,371	334,530	472,449	300,456

Diluted Weighted-Average Common Shares Outstanding	11,674,164	8,145,484	11,463,378	8,013,728

Basic Income Per Common Share
Net income	0.17	0.07	0.30	0.11
Diluted Income Per Common Share
Net Income	0.15	0.06	0.26	0.10

10

ARENA RESOURCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2005

NOTE 4 – ACQUISITION OF OIL AND GAS PROPERTIES

On March 24, 2005, the Company entered into a definitive agreement to acquire approximately 18,000 acres in Hamilton and Greeley counties, Kansas. On March 16, 2005, the Company issued 20,000 shares, valued at $261,600 or $13.08 per share, of restricted common stock as partial payment for this acquisition. The Company has also paid cash in the amount of $98,055 for the acquisition. The acquisition has not yet been closed, but is anticipated to be closed in July 2005. Upon closing, the Company will pay the balance of approximately $175,000.

As discussed in Note 9, subsequent to June 30, 2005, the Company paid an additional $168,000 of the approximate $175,000.

On May 7, 2004, the Company acquired an 82.24% working interest, 67.60% net revenue interest, in the East Hobbs San Andres Property mineral lease (“East Hobbs”) located in Lea County, New Mexico. Although the Purchase and Sales Agreement transferred the revenue and the related operating costs from East Hobbs to Arena beginning March 1, 2004, Arena did not control the property interests until May 7, 2004. As a result, the acquisition date for accounting purposes was May 7, 2004 and the East Hobbs’ operations have been included in the results of operations of Arena from May 7, 2004. Revenues and operating costs for the months of March and April were treated as adjustments to the purchase price.

At the date of acquisition, East Hobbs was comprised of 21 operating oil and gas wells that were unitized into one lease prior to the acquisition. The Company purchased East Hobbs for its current production and cash flow, as well as for the drilling and secondary recovery opportunities from the property. The Company paid $10,008,440 to the sellers, including $9,008,440 paid directly from borrowings under a credit facility and a bridge financing from a bank described more fully in Note 4. In addition, the Company paid acquisition costs of $28,000 and issued 40,000 shares of common stock valued at $204,553, or $5.11 per share, as a finder’s fee on the East Hobbs San Andres Property acquisition.

On November 18, 2004, Arena Resources, Inc. entered into a binding letter of intent to acquire 100% of the working interest, 75% of the net revenue interest, of the Fuhrman-Mascho Property mineral leases under the terms of a Asset Purchase Agreements (the “Agreements”). Under the terms of the Agreements, the sellers transferred effective control of the property to the Company on December 1, 2004 without restrictions. Accordingly, the acquisition date was December 1, 2004. The results of operations of the Fuhrman-Mascho property have been included in the results of operations of the Company from December 1, 2004.

At the date of acquisition, Fuhrman-Mascho property consisted of 84 leases with a total of 174 operating oil and gas wells. The Company purchased Fuhrman-Mascho for its current production and cash flow, as well as for the drilling and development opportunities from the property. On December 20, 2004, the Company made cash payments to the sellers of $9,667,381, issued the sellers 149,658 shares of common stock valued at $1,050,091 or $7.00 per share based on the market value of the common stock over the 2-day period before and after November 18, 2004, issued the sellers put options entitling the sellers to demand that the Company reacquire the 149,658 shares of common stock at $7.00 per share from November 1, 2006 through November 30, 2006, and received call options from the sellers entitling the Company to reacquire the 149,658 shares of common stock at $8.50 per share from the date issued through November 1, 2006. In addition, the Company paid acquisition costs of $44,421 and issued 30,000 shares of common stock as a consulting and finder’s fee, valued at $210,000, or $7.00 per share. The consideration paid or issued on December 20, 2004 was discounted to December 1, 2004 at 5% and resulted in recognition of an unamortized discount of $30,000 at December 1, 2004. The acquisition was funded through the use of cash on hand and a credit facility secured from the Company’s principal lender.

The following unaudited pro forma information is presented to reflect the operations of the Company as if the acquisitions of the East Hobbs and the Fuhrman-Mascho properties had been completed on January 1, 2004:

11

ARENA RESOURCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2005

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2005	2004	2005	2004

Oil and Gas Revenues	$4,628,554	$2,434,480	$8,543,289	$4,552,907

Net Income	1,715,100	533,937	3,001,800	1,001,197
Income Per Common Share
Basic Net Income Per Common Share	$0.17	$0.07	$0.30	$0.14
Diluted Net Income Per Common Share	0.15	0.07	0.26	0.12

NOTE 5 – NOTES PAYABLE

In 2004 the Company established a $25,000,000 credit facility from a bank with a $15,000,000 borrowing base. Any increases in the borrowing base are subject to written consent by the financial institution. The interest rate is a floating rate equal to the 30, 60 or 90 day LIBOR rate plus 2.25%, currently 5.04% per annum, and is payable monthly. Annual fees for the facility were 1/8 of one percent of the unused portion of the borrowing base. Amounts borrowed under the revolving credit facility are due in April 2007. The revolving credit facility is secured by the Company’s principal mineral interests. In order to obtain the revolving credit facility, loans from two officers were subordinated to the position of the bank. The Company is required under the terms of the credit facility to maintain a tangible net worth of $12,000,000, maintain a 5-to-1 ratio of income before interest, taxes, depreciation, depletion and amortization to interest expense and maintain a current asset to current liability ratio of 1-to-1. During the six months ended June 30, 2005, the Company paid a total of $5,000,000 of the amounts borrowed during 2004, using the proceeds from the exercise of warrants for the Company’s common stock. As of June 30, 2005, $5,000,000 remained outstanding on this credit facility.

Effective April 30, 2005, the Company entered into an agreement that increased its credit facility to $50,000,000, with an increased borrowing base of $35,000,000. At that time, the annual fee for the unused portion of the borrowing base was removed, the tangible net worth the Company must maintain was increased to $18,000,000 and the maturity date changed to April 30, 2008. All other terms and conditions of the credit facility remained the same.

On February 21, 2005, two officers of the Company and the Board of Directors agreed to an extension of the $400,000 notes payable to the two officers to July 1, 2006, under the same terms as the original notes.

NOTE 6 – ASSET RETIREMENT OBLIGATION

The Company provides for the obligation to plug and abandon oil and gas wells at the dates properties are acquired or the wells are drilled. The asset retirement obligation is adjusted each quarter for any liabilities incurred or settled during the period, accretion expense and any revisions made to the estimated cash flows. The reconciliation of the asset retirement obligation for the six months ended June 30, 2005 is as follows:

Balance, January 1, 2005	$1,267,993
Accretion expense	49,325

Balance, June 30, 2005	$1,317,318

12

ARENA RESOURCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2005

NOTE 7 — STOCKHOLDERS’ EQUITY

Warrants exercised – During the six months ended June 30, 2005, the Company issued 1,299,916 shares of common stock for the exercise or warrants resulting in proceeds of $6,012,673. Exercise prices ranged from $1.75 to $7.32.

Shares issued in property acquisition – During the six months ended June 30, 2005, the Company issued 20,000 shares of restricted common stock, valued at $261,600, or $13.08 per share, as part of the acquisition cost for leasing acreage in Kansas as disclosed in Note 4.

Options issued – On January 1, 2005, the Company granted nonqualified stock options to directors and employees to purchase 375,000 shares of common stock at $8.30 per share through July 1, 2010. The pro forma stock-based employee compensation expense determined under the fair value method for these options, net of related tax effects, for the year ending December 31, 2005 would be $323,126.

Warrants extended – On June 30, 2005, the Company extended the expiration date of 36,250 warrants with an exercise price of $1.75. The warrants were set to expire June 30, 2005 and were extended an additional six months to December 31, 2005. The incremental value associated with the extension of these warrants was determined to be immaterial.

NOTE 8 – CONTINGENCIES AND COMMITMENTS

Standby Letters of Credit – A commercial bank has issued standby letters of credit on behalf of the Company to the states of Texas, Oklahoma, New Mexico and Kansas totaling $299,029 to allow the Company to do business in those states. The standby letters of credit are valid through May 2006 and are collateralized by the revolving credit facility with the bank. The Company intends to renew the standby letters of credit for as long as the Company does business in those states. No amounts have been drawn under the standby letters of credit.

NOTE 9 — SUBSEQUENT EVENTS

Subsequent to June 30, 2005, warrant holders exercised 1,700 warrants with an exercise price of $1.75 per share.

Subsequent to June 30, 2005, the Company closed an equity offering including the sale of 970,874 shares of common stock at a price of $10.30 per share, for gross proceeds of $10,000,000. Additionally, the Company assigned 149,658 call options to the investors.

Subsequent to June 30, 2005, the Company paid $5,000,000 to repay the outstanding amount on the company’s line of credit.

Subsequent to June 30, 2005, the Company paid $168,000 of the remaining cost for the acquisition of the property in Kansas as discussed in Note 4.

13

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – For the Three Months Ended June 30, 2005

Oil and natural gas sales. For the three months ended June 30, 2005, oil and natural gas sales revenue increased $2,836,140 to $4,628,554, compared to $1,792,414 for the same period during 2004. Oil sales increased $2,531,574 and natural gas sales increased $304,566. The increases were the result of our acquisitions in 2004, increased sales volumes and average realized sales prices. For the three months ended June 30, 2005, oil sales volume increased 47,570 barrels to 92,233 barrels, compared to 44,663 barrels for the same period in 2004. The average realized per barrel oil price increased 25% from $36.02 for the three months ended June 30, 2004 to $44.97 for the three months ended June 30, 2005. For the three months ended June 30, 2005, gas sales volume increased 44,175 thousand cubic feet (MCF) to 84,968 MCF, compared to 40,793 MCF for the same period in 2004. The average realized natural gas price per MCF increased 51% from $3.76 for the three months ended June 30, 2004 to $5.66 for the three months ended June 30, 2005.

Lease operating expenses. Our lease operating expenses increased from $403,531 or $8.42 per barrel of oil equivalent (BOE) for the three months ended June 30, 2004 to $626,199 or $5.89 per BOE for the three months ended June 30, 2005. The increase in total was due to properties acquired after the first quarter 2004.

Production taxes. Our production taxes as a percentage of oil and natural gas sales increased from 7% during the three months ended June 30, 2004 to 8% for the three months ended June 30, 2005. Production taxes vary from state to state. Therefore, these taxes are likely to vary in the future depending on the mix of production we generate from various states, as well as the possibility that any state may adjust its production tax.

Depreciation, depletion and amortization. Our depreciation, depletion and amortization expense increased by $278,577 to $483,283 for the three months ended June 30, 2005, compared to the same period in 2004. The increase was a result of an increase in volume and in the average depreciation, depletion and amortization rate from $3.49 per BOE during the three months ended June 30, 2004 to $4.50 per BOE during the three months ended June 30, 2005. The increased depreciation, depletion and amortization rate was the result of a revision to our reserves and increased capitalized costs and development costs from the properties acquired in 2004.

General and administrative expenses. General and administrative expenses increased by $92,468 to $300,512 for the three months ended June 30, 2005, compared to the same period in 2004. This increase was primarily related to increases in compensation expense associated with an increase in personnel required to administer our growth.

Interest expense (net of interest income). Interest expense increased $17,879 to $76,877 for the three months ended June 30, 2005 when compared to the same period in 2004. The increase was due to an increase in outstanding debt with the use of our credit facility in our latest acquisition.

Income tax expense. Our effective tax rate was 37% during the three months ended June 30, 2004 and remained steady at 37% for the three months ended June 30, 2005.

Net income. Net income increased from $520,662 for the three months ended June 30, 2004 to $1,715,100 for 2005. The primary reasons for this increase include the acquisitions we made in 2004, development of our properties, an increase in volumes sold and higher crude oil prices between periods, partially offset by higher lease operating expense, general and administrative expense and income tax expense due to our growth.

14

Results of Operations – For the Six Months Ended June 30, 2005

Oil and natural gas sales. For the six months ended June 30, 2005, oil and natural gas sales revenue increased $5,550,475 to $8,543,289, compared to $2,992,814 for the same period during 2004. Oil sales increased $4,942,549 and natural gas sales increased $607,926. The increases were the result of increased sales volumes and average realized sales prices. For the six months ended June 30, 2005, oil sales volume increased 91,048 barrels to 169,494 barrels, compared to 78,446 barrels for the same period in 2004. The average realized per barrel oil price increased 30% from $34.92 for the six months ended June 30, 2004 to $45.32 for the six months ended June 30, 2005. For the six months ended June 30, 2005, gas sales volume increased 108,167 thousand cubic feet (MCF) to 168,283 MCF, compared to 60,116 MCF for the same period in 2004. The average realized natural gas price per MCF increased 21% from $4.22 for the six months ended June 30, 2004 to $5.12 for the six months ended June 30, 2005.

Lease operating expenses. Our lease operating expenses increased from $719,820 or $8.59 per barrel of oil equivalent (BOE) for the six months ended June 30, 2004 to $1,438,436 or $7.28 per BOE for the six months ended June 30, 2005. The increase in total was due to properties acquired during 2004.

Production taxes. Our production taxes as a percentage of oil and natural gas sales increased from 7% during the six months ended June 30, 2004 to 8% for the six months ended June 30, 2005. Production taxes vary from state to state. Therefore, these taxes are likely to vary in the future depending on the mix of production we generate from various states, as well as the possibility that any state may adjust its production tax.

Depreciation, depletion and amortization. Our depreciation, depletion and amortization expense increased by $589,056 to $904,882 for the six months ended June 30, 2005, compared to the same period in 2004. The increase was a result of an increase in volume and in the average depreciation, depletion and amortization rate from $3.49 per BOE during the six months ended June 30, 2004 to $4.50 per BOE during the six months ended June 30, 2005. The increased depreciation, depletion and amortization rate was the result of a revision to our reserves and increased capitalized costs and development costs from the properties acquired in 2004.

General and administrative expenses. General and administrative expenses increased by $150,771 to $612,367 for the six months ended June 30, 2005, compared to the same period in 2004. This increase was primarily related to increases in compensation expense associated with an increase in personnel required to administer our growth.

Interest expense (net of interest income). Interest expense increased $102,165 to $170,276 for the six months ended June 30, 2005 when compared to the same period in 2004. The increase was due to an increase in outstanding debt with the use of our credit facility in our latest acquisition.

Income tax expense. Our effective tax rate was 37% during the three months ended June 30, 2004 and remained steady at 37% for the three months ended June 30, 2005.

Net income. Net income increased from $783,060 for the six months ended June 30, 2004 to $3,001,800 for 2005. The primary reasons for this increase include acquisitions we made in 2004, development of our properties, an increase in volumes sold and higher crude oil prices between periods, partially offset by higher lease operating expense, general and administrative expense and income tax expense due to our growth.

15

Revenues Year to Date by Geographic section

Arena reports its net oil and gas revenues for the year to date as applicable to the following geographic sectors:

OIL

	Net Production Volume	Net Revenue
Texas Leases	52,088 BBLS	$ 2,242,853
Oklahoma Leases	30,441 BBLS	$ 1,524,558
New Mexico Leases	86,965 BBLS	$ 3,914,095

GAS

	Net Production Volume	Net Revenue
Texas Leases	16,551 MCF	$ 67,179
Oklahoma Leases	21,362 MCF	$ 80,334
New Mexico Leases	69,380 MCF	$ 463,869
Kansas	60,991 MCF	$ 250,401

Significant Subsequent Events occurring after June 30, 2005:

Subsequent to June 30, 2005, the Company closed an equity offering including the sale of 970,874 shares of common stock at a price of $10.30 per share, for gross proceeds of $10,000,000. Additionally, the Company assigned 149,658 call options to the investors.

Subsequent to June 30, 2005, the Company paid $5,000,000 to repay the outstanding amount on the company’s line of credit.

Capital Resources and Liquidity

As shown in the financial statements for the six months ended June 30, 2005, the Company had cash on hand of $1,405,168, compared to $1,253,969 as of December 31, 2004. The Company had positive net cash flows from operations for the six months ended June 30, 2005 of $5,618,615, compared to $1,444,687 for the same period 2004. Other significant sources of cash inflow include the receipt of $6,012,673 during the six months ended June 30, 2005 and $130,500 for the same period in 2004 from the exercise of warrants for the Company’s restricted common stock and $1,000,000 from the issuance of notes payable in 2004. The most significant cash outflows during the six months ended June 30, 2005 and 2004 were capital expenditures of $6,480,089 in 2005 and $1,525,178 in 2004, repayment of debt on the Company’s credit facility of $5,000,000 in 2005 and payment of deferred offering costs of $204,701 for the public offering that was completed later in 2004.

In 2004 the Company established a $25,000,000 credit facility from a bank with a $15,000,000 borrowing base. Any increases in the borrowing base are subject to written consent by the financial institution. The interest rate is a floating rate equal to the 30, 60 or 90 day LIBOR rate plus 2.25%, currently 5.04% per annum, and is payable monthly. Annual fees for the facility were 1/8 of one percent of the unused portion of the borrowing base. Amounts borrowed under the revolving credit facility are due in April 2007. The revolving credit facility is secured by the Company’s principal mineral interests. In order to obtain the revolving credit facility, loans from two officers were subordinated to the position of the bank. The Company is required under the terms of the credit facility to maintain a tangible net worth of $12,000,000, maintain a 5-to-1 ratio of income before interest, taxes, depreciation, depletion and amortization to interest expense and maintain a current asset to current liability ratio of 1-to-1. During the six months ended June 30, 2005, the Company paid a total of $5,000,000 of the amounts borrowed during 2004, using the proceeds from the exercise of warrants for the Company’s common stock. As of June 30, 2005, $5,000,000 remained outstanding on this credit facility.

16

Effective April 30, 2005, the Company entered into an agreement that increased its credit facility to $50,000,000, with an increased borrowing base of $35,000,000. At that time, the annual fee for the unused portion of the borrowing base was removed, the tangible net worth the Company must maintain was increased to $18,000,000 and the maturity date changed to April 30, 2008. All other terms and conditions of the credit facility remained the same.

Disclosures About Market Risks

Like other natural resource producers, Arena faces certain unique market risks. The two most salient risk factors are the volatile prices of oil and gas and certain environmental concerns and obligations.

Oil and Gas Prices

Current competitive factors in the domestic oil and gas industry are unique. The actual price range of crude oil is largely established by major international producers. Pricing for natural gas is more regional. Because domestic demand for oil and gas exceeds supply, there is little risk that all current production will not be sold at relatively fixed prices. To this extent Arena does not see itself as directly competitive with other producers, nor is there any significant risk that the Company could not sell all production at current prices with a reasonable profit margin. The risk of domestic overproduction at current prices is not deemed significant. The primary competitive risks would come from falling international prices which could render current production uneconomical.

Secondarily, Arena is presently committed to use the services of the existing gatherers in its present areas of production. This gives to such gatherers certain short term relative monopolistic powers to set gathering and transportation costs, because obtaining the services of an alternative gathering company would require substantial additional costs since an alternative gatherer would be required to lay new pipeline and/or obtain new rights-of-way in the lease.

It is also significant that more favorable prices can usually be negotiated for larger quantities of oil and/or gas product, such that Arena views itself as having a price disadvantage to larger producers. Large producers also have a competitive advantage to the extent they can devote substantially more resources to acquiring prime leases and resources to better find and develop prospects.

Environmental

Oil and gas production is a highly regulated activity which is subject to significant environmental and conservation regulations both on a federal and state level. Historically, most of the environmental regulation of oil and gas production has been left to state regulatory boards or agencies in those jurisdictions where there is significant gas and oil production, with limited direct regulation by such federal agencies as the Environmental Protection Agency. However, while the Company believes this generally to be the case for its production activities in Texas, Oklahoma, Kansas and New Mexico, it should be noticed that there are various Environmental Protection Agency regulations which would govern significant spills, blow-outs, or uncontrolled emissions.

In Oklahoma, Texas, Kansas and New Mexico specific oil and gas regulations exist related to the drilling, completion and operations of wells, as well as disposal of waste oil. There are also procedures incident to the plugging and abandonment of dry holes or other non-operational wells, all as governed by the Oklahoma Corporation Commission, Oil and Gas Division, the Texas Railroad Commission, Oil and Gas Division, the Kansas Corporation Commission, Oil and Gas Division or the New Mexico Oil Conservation Division.

17

Compliance with these regulations may constitute a significant cost and effort for Arena. No specific accounting for environmental compliance has been maintained or projected by Arena to date. Arena does not presently know of any environmental demands, claims, or adverse actions, litigation or administrative proceedings in which it or the acquired properties are involved or subject to or arising out of its predecessor operations.

In the event of a breach of environmental regulations, these environmental regulatory agencies have a broad range of alternative or cumulative remedies to include: ordering a clean up of any spills or waste material and restoration of the soil or water to conditions existing prior to the environmental violation; fines; or enjoining further drilling, completion or production activities. In certain egregious situations the agencies may also pursue criminal remedies against the Company or its principals.

Forward-Looking Information

Certain statements in this Section and elsewhere in this report are forward-looking in nature and relate to trends and events that may affect the Company’s future financial position and operating results. Such statements are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. The terms “expect,” “anticipate,” “intend,” and “project” and similar words or expressions are intended to identify forward-looking statements. These statements speak only as of the date of this report. The statements are based on current expectations, are inherently uncertain, are subject to risks, and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including changes in economic conditions in the markets served by the company, increasing competition, fluctuations in raw materials and energy prices, and other unanticipated events and conditions. It is not possible to foresee or identify all such factors. The company makes no commitment to update any forward-looking statement or to disclose any facts, events, or circumstances after the date hereof that may affect the accuracy of any forward-looking statement.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

        The Company is subject to interest rate risk on its revolving credit facility, which bears variable interest based upon a LIBOR rate. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and the interest rate paid on borrowings under its bank credit facility. Currently, the Company does not use interest rate derivative instruments to manage exposure to interest rate changes.

Commodity Price Risk

        The Company’s revenues, profitability and future growth depend substantially on prevailing prices for oil and natural gas. Prices also affect the amount of cash flow available for capital expenditures and Arena’s ability to borrow and raise additional capital. The amount the Company can borrow under its bank credit facility is subject to periodic redetermination based in part on changing expectations of future prices. Lower prices may also reduce the amount of oil and natural gas that the Company can economically produce. Arena currently sells all of its oil and natural gas production under price sensitive or market price contracts.

        Arena does not currently use derivative commodity instruments or similar financial instruments to attempt to hedge commodity price risks associated with future oil and natural gas production.

18

Currency Exchange Rate Risk

        Foreign sales accounted for none of the Company’s sales; further, the Company accepts payment for its commodity sales only in U.S. dollars; hence, Arena is not exposed to foreign currency exchange rate risk on these sales.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

        At the end of the period covered by this Quarterly Report on Form 10-Q, the Company’s management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer believe that:

        The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and

        The Company’s disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company’s management, and made known to the Company’s Chief Executive Officer and Chief Financial Officer, particularly during the period when this quarterly report was prepared, as appropriate to allow timely decisions regarding the required disclosure.

Changes in Internal Controls Over Financial Reporting

        There have been no significant changes in the Company’s internal controls over financial reporting or other factors that could significantly affect the Company’s internal controls subsequent to their evaluation, nor has there been any need for any corrective actions with regard to significant deficiencies or material weaknesses in internal controls related to financial reporting.

19

Part II — Other Information

Item 1. Legal Proceedings

None.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

During the six months ended June 30, 2005, the Company issued 1,194,469 shares of common stock as a result of warrant holders exercising warrants. Of this total, 151,550 warrants had an exercise price of $1.75 per share and 1,042,919 warrants had an exercise price of $5.00 per share. The Company received $5,479,808 from the exercises. The shares were issued in transactions not involving a public offering in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The persons to whom the shares were issued in exchange for the warrants had access to full information concerning the Company and represented that they acquired the shares for their own account and not for the purpose of distribution. The certificates for the shares contain a restricted legend advising that the shares may not be offered for sale, sold or otherwise transferred without having first been registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. There was no underwriter involved in these transactions.

During the six months ended June 30, 2005, the Company issued 20,000 shares of common stock as partial consideration for an acquisition in Kansas that has not yet closed. The shares were valued at $261,600, or $13.08 per share. The shares were issued in transactions not involving a public offering in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The persons to whom the shares were issued in exchange for the warrants had access to full information concerning the Company and represented that they acquired the shares for their own account and not for the purpose of distribution. The certificates for the shares contain a restricted legend advising that the shares may not be offered for sale, sold or otherwise transferred without having first been registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. There was no underwriter involved in these transactions.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 5. Other Information

None.

Item 6. Exhibits

(a)	Exhibit 31.1	Section 302 Certification of CEO
Exhibit 31.2	Section 302 Certification of CFO

(b)	Exhibit 32.1	Section 1350 Certification of CEO
Exhibit 32.2	Section 1350 Certification of CFO

20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

REGISTRANT: ARENA RESOURCES, INC.

Dated: February __, 2006	By: /s/ Lloyd Tim Rochford
Lloyd Tim Rochford
President, Chief Executive Officer

Dated: February __, 2006	By: /s/ Stanley McCabe
Stanley McCabe
Treasurer, Secretary

Dated: February __, 2006	By: /s/ William R. Broaddrick
William R. Broaddrick
Vice President, Chief Financial Officer

21

Exhibit 31.1

CERTIFICATION

I, Lloyd T. Rochford, certify that:

1.     I have reviewed this Quarterly Report on Form 10-Q of Arena Resources, Inc.

2.     Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.     Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15(e)) for the registrant and have:

         a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

         b)   evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this quarterly report (the “Evaluation Date”); and

         c)   disclosed in this report any change of the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s first quarter in the case of an annual report) that has materially affected, or is reasonably likely to affect, the registrant’s internal control over financial reporting.

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

         a)   all significant deficiencies and material weaknesses in the design or operation of internal control and financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

         b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

February __, 2006
Date

/s/ Lloyd T. Rochford
Lloyd T. Rochford
Chief Executive Officer

22

Exhibit 31.2

CERTIFICATION

I, William R. Broaddrick, certify that:

1.     I have reviewed this Quarterly Report on Form 10-Q of Arena Resources, Inc.

2.     Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.     Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15(e)) for the registrant and have:

         a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

         b)   evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this quarterly report (the “Evaluation Date”); and

         c)   disclosed in this report any change of the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s first quarter in the case of an annual report) that has materially affected, or is reasonably likely to affect, the registrant’s internal control over financial reporting.

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

         a)   all significant deficiencies and material weaknesses in the design or operation of internal control and financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

         b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

February __, 2006
Date

/s/ William R. Broaddrick
William R. Broaddrick
Chief Financial Officer

23

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

               In connection with the Quarterly Report of Arena Resources, Inc. (the “Company”), on Form 10-Q for the period ended June 30, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Lloyd T. Rochford, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

               (1)        The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

               (2)        The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

_________________
Lloyd T. Rochford
Chief Executive Officer
 February __, 2006

24

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

               In connection with the Quarterly Report of Arena Resources, Inc. (the “Company”), on Form 10-Q for the period ended June 30, 2005 as filed, I, William R. Broaddrick, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

               (1)        The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

               (2)        The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

_________________
William R. Broaddrick
Chief Financial Officer
 February __, 2006

25

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q/A
Amendment No. 2

(Mark One)
|X| QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Quarterly Period Ended September 30, 2005

|__| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANCE ACT OF 1934
OR
FOR THE TRANSITION PERIOD From __________ to __________.

Commission File Number 001-31657

ARENA RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Nevada	73-1596109
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

4920 South Lewis Street, Suite 107
Tulsa, Oklahoma   74105
(Address of principal executive offices)

(918) 747-6060
(Issuer’s telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months, and (2) has been subject to such filing requirements for the past 90 days. |X| Yes    |_| No

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act): |_| Yes    |X| No

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): |_| Yes    |X| No

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practical date:

As of October 21, 2005, the Company had outstanding 13,062,452 shares of common stock ($0.001 par value).

1

2

Explanatory Note to Amendment No. 2

The purpose of this Amendment No. 2 to the Quarterly Report on Form 10-Q of Arena Resources, Inc. (the “Company”) for the three and nine months ended September 30, 2005 (the “Original Form 10-Q”) is to (i) record an adjusted value (adjusted to market value on the date of issuance) of 40,000 shares of the Company’s common stock originally issued as a “finders’ fee” in connection with the acquisition of property and capitalized as part of our properties subject to amortization, and (ii) restate our financial statements to reflect the change in how we account for compensation expenses associated with options granted to employees under our stock option plan.

Adjusting the capitalized value of our properties subject to amortization was negligible ($35,217) and had no impact on our amortization expenses or net income for the quarter or nine months ended September 30, 2004 or September 30, 2005 as reported in this Form 10-Q.

The change in how we account for compensation expenses associated with options granted to employees essentially results in our recognition of compensation expense related to the discount amount of the exercise price of the option from the market price of the stock at the date of grant over the vesting period. The discount on all options granted through December 31, 2004 has been 15%, and the vesting period has been five years. The result of these changes is that our general and administrative expenses (which include our current compensation expense) for the quarter and nine months ended September 30, 2004 and September 30, 2005 have increased, with a resulting reduction in our net income after taxes. The effect of this change on our net income after taxes is to reduce our net income for the three months ended September 30, 2004 by $26,533 (from $830,049 to $803,496), which results in no change to basic or diluted earnings per share, and for the three months ended September 30, 2005 by $16,208 (from $3,460,207 to $3,443,999), which results in no change to basic or diluted earnings per share, and for the nine months ended September 30, 2004 by $101,863 (from $1,688,239 to $1,586,556), which results in a reduction of our basic earnings per share from $0.23 to $0.21 and to diluted earnings per share from $0.20 to $0.19, and for the nine months ended September 30, 2005 by $59,635 (from $6,505,433 to $6,445,798), which results in a reduction of our basic earnings per share from $0.62 to $0.61 and to diluted earnings per share from $0.54 to $0.53.

Part I – Financial Information

Item I. Financial Statements:

The condensed financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

In the opinion of the Company, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the financial position of the Company and the results of its operations and its cash flows have been made. The results of its operations and its cash flows for the three and nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the year ending December 31, 2005.

3

ARENA RESOURCES, INC.
CONDENSED BALANCE SHEETS
(UNAUDITED)
 (As Restated – Note 2)

	September 30, 2005	December 31, 2004

ASSETS
Current Assets
Cash	$6,571,237	$1,253,969
Accounts receivable	2,902,136	1,149,513
Joint interest billing receivable	28,727	61,805
Prepaid expenses	33,136	33,136

Total Current Assets	9,535,236	2,498,423

Property and Equipment, Using Full Cost Accounting
Oil and gas properties subject to amortization	53,744,806	34,457,137
Drilling advances	-	900,000
Equipment	26,687	26,687
Office equipment	102,275	60,401

Total Property and Equipment	53,873,768	35,444,225
Less: Accumulated depreciation and amortization	(3,115,915)	(1,565,124)

Net Property and Equipment	50,757,853	33,879,101

Total Assets	$60,293,089	$36,377,524

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$1,446,884	$1,805,865
Accrued liabilities	171,855	34,800

Total Current Liabilities	1,618,739	1,840,665

Long-Term Liabilities
Notes payable	-	10,000,000
Notes payable to related parties	400,000	400,000
Put option	8,536	95,033
Asset retirement liability	1,370,567	1,267,993
Deferred income taxes	5,691,851	1,971,990

Total Long-Term Liabilities	7,470,954	13,735,016

Stockholders' Equity
Preferred stock - $0.001 par value; 10,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock - $0.001 par value; 100,000,000 shares authorized; 12,502,827 shares and 9,132,910 shares outstanding, respectively	12,503	9,133
Additional paid-in capital	40,873,792	15,258,352
Options and warrants outstanding	1,454,991	3,213,159
Deferred compensation	(139,164)	(234,277)
Retained earnings	9,001,274	2,555,476

Total Stockholders' Equity	51,203,396	20,801,843

Total Liabilities and Stockholders' Equity	$60,293,089	$36,377,524

See the accompanying notes to unaudited condensed financial statements.

4

ARENA RESOURCES, INC.
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)
 (As Restated – Note 2)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2005	2004	2005	2004

Oil and Gas Revenues	$7,937,785	$2,516,970	$16,481,074	$5,509,784

Costs and Operating Expenses
Oil and gas production costs	946,380	564,933	2,384,816	1,284,753
Oil and gas production taxes	569,330	192,535	1,230,444	404,268
Depreciation, depletion and amortization	645,908	237,212	1,550,791	553,038
General and administrative expense	285,828	173,969	898,195	635,566

Total Costs and Operating Expenses	2,447,446	1,168,649	6,064,246	2,877,625

Other Income (Expense)
Gain from change in fair value of put options	20,627	-	86,497	2,905
Accretion expense	(25,158)	(13,007)	(74,484)	(38,072)
Interest expense	(19,266)	(60,296)	(189,541)	(128,407)

Net Other Income (Expense)	(23,797)	(73,303)	(177,528)	(163,574)

Income Before Provision for Income Taxes	5,466,542	1,275,018	10,239,300	2,468,585

Provision for Deferred Income Taxes	(2,022,543)	(471,522)	(3,793,502)	(882,029)

Net Income	$3,443,999	$803,496	$6,445,798	$1,586,556

Basic Net Income Per Common Share	0.30	0.10	0.61	0.21
Diluted Net Income Per Common Share	0.27	0.09	0.53	0.19

See the accompanying notes to unaudited condensed financial statements.

5

ARENA RESOURCES, INC.
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)
 (As Restated – Note 2)

For the Nine Months Ended September 30,	2005	2004

Cash Flows From Operating Activities
Net income	$6,505,433	$1,688,239
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	1,550,791	553,038
Provision for income taxes	3,828,980	942,521
Gain from change in fair value of put option	(86,497)	(2,905)
Loss on sale of equipment	-	5,585
Accretion of discounted liabilities	74,484	38,073
Changes in assets and liabilities:
Accounts and joint interest receivable	(1,719,545)	(295,218)
Prepaid expenses	-	(4,201)
Accounts payable and accrued liabilities	(295,567)	488,985

Net Cash Provided by Operating Activities	9,858,079	3,414,117

Cash Flows from Investing Activities
Proceeds from sale of equipment	-	10,500
Cash payments on purchase of East Hobbs	-	(1,028,000)
Purchase and development of oil and gas properties	(18,021,414)	(1,231,668)
Maturity of long term investment	-	25,234
Purchase of office equipment	(41,874)	(18,035)

Net Cash Used in Investing Activities	(18,063,288)	(2,241,969)

Cash Flows From Financing Activities
Proceeds from issuance of common stock and warrants, net of offering costs	9,916,749	8,434,823
Proceeds from exercise of warrants	13,605,728	189,500
Issuance of notes payable	-	1,000,000
Payment of notes payable	(10,000,000)	(10,008,440)

Net Cash Provided by (Used in) Financing Activities	13,522,477	(384,117)

Net Increase in Cash	5,317,268	788,031

Cash at Beginning of Period	1,253,969	1,076,676

Cash at End of Period	$6,571,237	$1,864,707

Supplemental Cash Flow Information
Cash paid for income taxes	$73,641	$-
Cash paid for interest	$189,541	$131,421

Non-Cash Investing and Financing Activities
Common stock issued for properties	$340,650	$-
Asset retirement obligation incurred in property acquisition	28,090	-
East Hobbs property was acquired as follows:
Fair value of assets acquired	-	$10,354,964
Liabilities assumed	-	(78,654)
Notes payable incurred	-	(9,008,440)
Common stock issued	-	(239,870)

Cash paid		$1,028,000

See the accompanying notes to unaudited condensed financial statements.

6

ARENA RESOURCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

NOTE 1 – BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Condensed Financial Statements – The accompanying condensed financial statements have been prepared by the Company and are unaudited. In the opinion of management, the accompanying unaudited financial statements contain all adjustments necessary for fair presentation, consisting of normal recurring adjustments, except as disclosed herein.

The accompanying unaudited interim financial statements have been condensed pursuant to the rules and regulations of the Securities and Exchange Commission; therefore, certain information and disclosures generally included in financial statements have been condensed or omitted. The condensed financial statements should be read in conjunction with the Company’s annual financial statements included in its annual report on Form 10-KSB as of December 31, 2004. The financial position and results of operations for the three and nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the full year ending December 31, 2005.

Nature of Operations – The Company owns interests in oil and gas properties located in Oklahoma, Texas, Kansas and New Mexico. The Company is engaged primarily in the acquisition, exploration and development of oil and gas properties and the production and sale of oil and gas.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Oil and Gas Properties – The Company uses the full cost method of accounting for oil and gas properties. Under this method, all costs associated with acquisition, exploration, and development of oil and gas reserves are capitalized. Costs capitalized include acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling and equipping productive and non-productive wells. Drilling costs include directly related overhead costs. Capitalized costs are categorized either as being subject to amortization or not subject to amortization.

All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves and estimated future costs of abandonment and site restoration, are amortized on the unit-of-production method using estimates of proved reserves as determined by independent engineers. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined. The Company evaluates oil and gas properties for impairment at least quarterly. Amortization expense for the nine months ended September 30, 2005 was $1,550,791 based on depletion at the rate of $4.52 per barrel of oil equivalent compared to $553,038 based on depletion at the rate of $3.64 per barrel of oil equivalent for the nine months ended September 30, 2004. These amounts include $13,936 and $8,628 of depreciation on equipment during the nine months ended September 30, 2005 and 2004, respectively.

In addition, capitalized costs are subject to a ceiling test which limits such costs to the estimated present value of future net revenues from proved reserves, discounted at a 10-percent interest rate, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties. Consideration received from sales or transfers of oil and gas property is accounted for as a reduction of capitalized costs. Revenue is not recognized in connection with contractual services performed in connection with properties in which the Company holds an ownership interest.

7

ARENA RESOURCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

Income Per Common Share – Basic income per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted income per share reflects the potential dilution that could occur if all contracts to issue common stock were converted into common stock, except for those that are anti-dilutive.

Concentration of Credit Risk and Major Customer – The Company currently has cash in excess of federally insured limits at September 30, 2005. During the nine months ended September 30, 2005, sales to two customers represented 70% and 14%, respectively. At September 30, 2005, these two customers made up 80% and 9% of accounts receivable, respectively.

Stock-Based Employee Compensation – The Company applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its stock-based compensation awards to employees. The Company recognizes compensation expense related to the 15% discount amount of the exercise price from the market price of the stock at the date of grant over the five year vesting period of the options. The Company recognized compensation expense for the three months ended September 30, 2005 and 2004 of $25,850 and $42,350, respectively and for the nine months ended September 30, 2005 and 2004 of $95,113 and $162,175, respectively.

Alternately, Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), allows companies to recognize compensation expense over the related service period based on the grant date fair value of the stock option awards. The following table illustrates the effect on net income and basic and diluted income per common share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2005	2004	2005	2004

Net income, as reported	$3,443,999	$803,496	$6,445,798	$1,586,556
Add: Stock based employee compensation expense included in net income, net of
related tax effects	16,208	26,553	59,635	101,683
Deduct: Total stock-based employee compensation expense determined under the
fair value based method for all awards, net of related tax effects	(124,385)	(71,435)	(402,818)	(273,632)

Pro Forma Net Income	$3,335,822	$758,614	$6,102,615	$1,414,607

Income per Common Share
Basic, as reported	$0.30	$0.10	$0.61	$0.21
Basic, pro forma	0.29	0.09	0.58	0.19

Diluted, as reported	0.27	0.09	0.53	0.19
Diluted, pro forma	0.26	0.09	0.51	0.17

8

ARENA RESOURCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

NOTE 2 – RESTATEMENT OF FINANCIAL STATEMENTS

During 2003, the Company granted nonqualified stock options to directors and employees to purchase 1,000,000 shares of common stock. The exercise price was 85% of the market value of the Company’s common stock on the dates issued and the options vest over a five-year period. In reliance upon FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, the Company considered the 15% discount from the market price of the Company’s common stock to be reasonable in determining the fair value of the common stock and determined that the time permitted for exercise of the stock options was limited to a reasonable period; therefore, the Company did not recognize any stock-based compensation from the grant of these stock options. However, the Company has recently reevaluated its conclusion with regard to the time permitted for exercise of the stock options and has determined that the five year vesting period is not a reasonable period. As a result, the discount from market value is stock-based compensation. The stock-based compensation is being recognized over the five-year vesting period of the options.

In addition, the Company recently determined that it did not recognize 40,000 shares of common stock that were issued as a finder’s fee at their fair value during 2004. The fair value of the common stock has been determined by the market value of the Company’s common stock on the date the shares were issued. The fair value of the finder’s fee was capitalized as part of the acquisition of oil and gas properties subject to amortization.

The Company has restated its financial statements for the three and six months ended September 30, 2005 and 2004 to reflect the effects of these adjustments. As a result of the restatement, the Company recognized additional compensation expense of $25,850 and $42,350 during the three months ended September 30, 2005 and 2004, respectively and $95,113 and $162,175 during the nine months ended September 30, 2005 and 2004, respectively. The cost of oil and gas properties subject to amortization was increased by of $35,217 and stockholders’ equity was increased by $327,355 at September 30, 2005. The following tables summarize the effect of the restatement on the financial statements for the reporting period September 31, 2005:

	As Previously Stated	Effect of Restatement	As Restated

For the Three Months Ended September 30, 2005
General and administrative expense	$259,978	$25,850	$285,828
Income before provision for income taxes	5,492,392	(25,850)	5,466,542
Provision for deferred income taxes	2,032,185	(9,642)	2,022,543
Net income	3,460,207	(16,208)	3,443,999
Basic income per common share	0.30	-	0.30
Diluted income per common share	0.27	-	0.27

For the Three Months Ended September 30, 2004
General and administrative expense	$131,619	$42,350	$173,969
Income before provision for income taxes	1,317,368	(42,350)	1,275,018
Provision for deferred income taxes	487,319	(15,797)	471,522
Net income	830,049	(26,553)	803,496
Basic income per common share	0.10	-	0.10
Diluted income per common share	0.09	-	0.09

9

ARENA RESOURCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

	As Previously Stated	Effect of Restatement	As Restated

For the Nine Months Ended September 30, 2005
General and administrative expense	$803,082	$95,113	$898,195
Income before provision for income taxes	10,334,413	(95,113)	10,239,300
Provision for deferred income taxes	3,828,980	(35,478)	3,793,502
Net income	6,505,433	(59,635)	6,445,798
Basic income per common share	0.62	(0.01)	0.61
Diluted income per common share	0.54	(0.01)	0.53

For the Nine Months Ended September 30, 2004
General and administrative expense	$473,391	$162,175	$635,566
Income before provision for income taxes	2,630,760	(162,175)	2,468,585
Provision for deferred income taxes	942,521	(60,492)	882,029
Net income	1,688,239	(101,683)	1,586,556
Basic income per common share	0.23	(0.02)	0.21
Diluted income per common share	0.20	(0.01)	0.19

As of September 30, 2005
Property and equipment, net	$50,722,636	$35,217	$50,757,853
Total assets	60,257,872	35,217	60,293,089
Deferred income taxes	5,885,332	(193,481)	5,691,851
Total long-term liabilities	7,664,435	(193,481)	7,470,954
Additional paid-in capital	40,838,575	35,217	40,873,792
Options and warrants outstanding	794,991	660,000	1,454,991
Deferred compensation	-	(139,164)	(139,164)
Retained earnings	9,328,629	(327,355)	9,001,274

NOTE 3 – EARNINGS PER SHARE INFORMATION

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2005	2004	2005	2004

Net Income	$3,443,999	$803,496	$6,445,798	$1,586,556

Basic Weighted-Average Common Shares Outstanding	11,491,994	8,164,434	10,554,879	7,500,852
Effect of dilutive securities
Warrants	967,985	447,204	984,055	510,327
Stock options	522,273	268,646	522,273	290,659

Diluted Weighted-Average Common Shares Outstanding	12,982,252	8,880,284	12,061,207	8,301,838

Basic Income Per Common Share
Net income	0.30	0.10	0.61	0.21
Diluted Income Per Common Share
Net Income	0.27	0.09	0.53	0.19

10

ARENA RESOURCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

NOTE 4 – ACQUISITION OF OIL AND GAS PROPERTIES

On March 24, 2005, the Company entered into a definitive agreement to acquire approximately 18,000 acres in Hamilton and Greeley counties, Kansas. On March 16, 2005, the Company issued 20,000 shares, valued at $261,600 or $13.08 per share, of restricted common stock as partial payment for this acquisition. The Company has also paid cash in the amount of $266,380 for the acquisition.

On July 28, 2005, the Company closed the acquisition of working interest ownership in the Parrish properties located in Andrews County, Texas. The interests in the leases acquired range from an 20.20% to 100% working interest, 16.13% to 79.20% net revenue interest. Although the Purchase and Sales Agreement transferred the revenue and the related operating costs from Parrish properties to Arena beginning June 1, 2005, Arena did not control the property interests until July 28, 2005. As a result, the acquisition date for accounting purposes was July 28, 2005 and the Parrish properties operations have been included in the results of operations of Arena from July 28, 2005. Revenues and operating costs for the months of June and July will be treated as adjustments to the purchase price. The Company paid $1,200,000 to the sellers on July 28, 2005. In addition the Company issued 5,000 shares of common stock valued at $79,050, or $15.81 per share, as a finders’ fee on the Parrish properties acquisition.

On May 7, 2004, the Company acquired an 82.24% working interest, 67.60% net revenue interest, in the East Hobbs San Andres Property mineral lease (“East Hobbs”) located in Lea County, New Mexico. Although the Purchase and Sales Agreement transferred the revenue and the related operating costs from East Hobbs to Arena beginning March 1, 2004, Arena did not control the property interests until May 7, 2004. As a result, the acquisition date for accounting purposes was May 7, 2004 and the East Hobbs’ operations have been included in the results of operations of Arena from May 7, 2004. Revenues and operating costs for the months of March and April were treated as adjustments to the purchase price.

At the date of acquisition, East Hobbs was comprised of 21 operating oil and gas wells that were unitized into one lease prior to the acquisition. The Company purchased East Hobbs for its current production and cash flow, as well as for the drilling and secondary recovery opportunities from the property. The Company paid $10,008,440 to the sellers, including $9,008,440 paid directly from borrowings under a credit facility and a bridge financing from a bank described more fully in Note 5. In addition, the Company paid acquisition costs of $28,000 and issued 40,000 shares of common stock valued at $204,553, or $5.11 per share, as a finder’s fee on the East Hobbs San Andres Property acquisition.

On November 18, 2004, Arena Resources, Inc. entered into a binding letter of intent to acquire 100% of the working interest, 75% of the net revenue interest, of the Fuhrman-Mascho Property mineral leases under the terms of Asset Purchase Agreements (the “Agreements”). Under the terms of the Agreements, the sellers transferred effective control of the property to the Company on December 1, 2004 without restrictions. Accordingly, the acquisition date was December 1, 2004. The results of operations of the Fuhrman-Mascho property have been included in the results of operations of the Company from December 1, 2004.

At the date of acquisition, Fuhrman-Mascho property consisted of 84 leases with a total of 174 operating oil and gas wells. The Company purchased Fuhrman-Mascho for its current production and cash flow, as well as for the drilling and development opportunities from the property. On December 20, 2004, the Company made cash payments to the sellers of $9,667,381, issued the sellers 149,658 shares of common stock valued at $1,050,091 or $7.00 per share based on the market value of the common stock over the 2-day period before and after November 18, 2004, issued the sellers put options entitling the sellers to demand that the Company reacquire the 149,658 shares of common stock at $7.00 per share from November 1, 2006 through November 30, 2006, and received call options from the sellers entitling the Company to reacquire the 149,658 shares of common stock at $8.50 per share from the date issued through November 1, 2006. In addition, the Company paid acquisition costs of $44,421 and issued 30,000 shares of common stock as a consulting and finder’s fee, valued at $210,000, or $7.00 per share. The consideration paid or issued on December 20, 2004 was discounted to December 1, 2004 at 5% and resulted in recognition of an unamortized discount of $30,000 at December 1, 2004. The acquisition was funded through the use of cash on hand and a credit facility secured from the Company’s principal lender.

11

ARENA RESOURCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

The following unaudited pro forma information is presented to reflect the operations of the Company as if the acquisitions of the East Hobbs and the Fuhrman-Mascho properties had been completed on January 1, 2004:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2005	2004	2005	2004

Oil and Gas Revenues	$7,937,785	$3,235,510	$16,481,074	$7,758,417

Net Income	3,443,999	796,694	6,445,798	1,801,302
Income Per Common Share
Basic Net Income Per Common Share	$0.30	$0.10	$0.61	$0.24
Diluted Net Income Per Common Share	0.27	0.09	0.53	0.22

NOTE 5 – NOTES PAYABLE

In 2004 the Company established a $25,000,000 credit facility with a bank that provided a $15,000,000 borrowing base. Any increases in the borrowing base are subject to written consent by the financial institution. The interest rate is a floating rate equal to the 30, 60 or 90 day LIBOR rate plus 2.25%, currently 6.49% per annum, and is payable monthly. Annual fees for the facility were 1/8 of one percent of the unused portion of the borrowing base. Amounts borrowed under the revolving credit facility are due in April 2007. The revolving credit facility is secured by the Company’s principal mineral interests. In order to obtain the revolving credit facility, loans from two officers were subordinated to the position of the bank. The Company is required under the terms of the credit facility to maintain a tangible net worth of $12,000,000, maintain a 5-to-1 ratio of income before interest, taxes, depreciation, depletion and amortization to interest expense and maintain a current asset to current liability ratio of 1-to-1.

Effective April 30, 2005, the Company entered into an agreement that increased its credit facility to $50,000,000, with an increased borrowing base of $35,000,000. At that time, the annual fee for the unused portion of the borrowing base was removed, the tangible net worth the Company must maintain was increased to $18,000,000 and the maturity date changed to April 30, 2008. All other terms and conditions of the credit facility remained the same. During the nine months ended September 30, 2005, the Company paid the outstanding $10,000,000 amount that was borrowed during 2004, using the proceeds from the exercise of warrants for the Company’s common stock and the proceeds of the private sale of the Company’s common stock. As of September 30, 2005, no amounts remained outstanding on this credit facility.

On September 30, 2005, two officers of the Company and the Board of Directors agreed to an extension of the $400,000 notes payable to the two officers to January 1, 2007, under the same terms as the original notes.

NOTE 6 – ASSET RETIREMENT OBLIGATION

The Company provides for the obligation to plug and abandon oil and gas wells at the dates properties are acquired or the wells are drilled. The asset retirement obligation is adjusted each quarter for any liabilities incurred or settled during the period, accretion expense and any revisions made to the estimated cash flows. The reconciliation of the asset retirement obligation for the nine months ended September 30, 2005 is as follows:

12

ARENA RESOURCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

Balance, January 1, 2005	$1,267,993
Liabilities incurred	28,090
Accretion expense	74,484

Balance, September 30, 2005	$1,370,567

NOTE 7 — STOCKHOLDERS’ EQUITY

Shares issued in offering – In July 2005, the Company issued 970,874 shares of common stock, valued at $10,000,000, or 10.30 per share, in a private placement. As a part of the negotiation process related to the terms of the private placement, the Company also assigned to certain of the investors call options to purchase 149,658 shares of its common stock at $8.50 per share. The call options were granted in option agreements which were negotiated in connection with the issuance of shares of the Company’s common stock in December 2004, as partial consideration for its purchase of interests in the Furhman-Mascho lease. The call terms in the option agreements provide the Company with the right to repurchase the shares issued in the Furhman-Mascho transaction at a price of $8.50 per share, at any time prior to November 1, 2006. The option agreements further provide the stockholders who received shares in that transaction the right to require the Company to repurchase its stock from them at a price of $7.00 per share (the public trading price of the common stock at the time of the Furhman-Mascho transaction) for a period of thirty days following November 1, 2006.

The proceeds from the offering have been allocated to the common stock issued and the call options transferred based on their relative fair values on July 11, 2005 and resulted in allocating $9,238,427 to the 970,874 shares of common stock and $561,573 to the 149,658 call options. The market value of the common stock on July 11, 2005 was $12.88 per share. The fair value of the call options was $5.08 per share determined by the Black-Scholes option pricing model using the following assumptions: volatility of 38.3%, risk-free interest rate of 3.6%, dividend yield of 0% and life of 1.0 years.

The shares of common stock issued in the private placement were sold pursuant to the terms of a Securities Purchase Agreement. As part of this Agreement, the Company agreed to file a Registration Statement with the Securities and Exchange Commission (on Form S-3) not later than 60 days after the date of the closing of the offering and to cause the Registration Statement to be declared effective by the Securities and Exchange Commission not later than 150 days after the Closing Date. If these requirements are not satisfied, the Company agreed to issue stock purchase warrants for an aggregate of 29,126 shares of common stock to the purchasers under the Agreement; further, warrants to acquire an additional 29,126 shares of common stock will be issued for each 30-day period of delay of each deadline. These warrants would have an exercise price of $10.30 and an exercise period of five years. The Company filed the Form S-3 within the 60-day deadline, but has not yet satisfied the requirement that the Registration Statement be declared effective.

Warrants exercised – During the nine months ended September 30, 2005, the Company issued 2,374,398 shares of common stock for the exercise or warrants resulting in net proceeds of $13,605,728. Exercise prices ranged from $1.75 to $7.32.

Shares issued in property acquisition – In March 2005, the Company issued 20,000 shares of restricted common stock, valued at $261,600, or $13.08 per share, as part of the acquisition cost for leasing acreage in Kansas as disclosed in Note 4.

The Company also issued 5,000 shares of restricted common stock, valued at $79,050, or $15.81 per share, as part of the acquisition cost for the acquisition of the Parrish properties in Texas as disclosed in Note 4.

13

ARENA RESOURCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

Options issued – On January 1, 2005, the Company granted nonqualified stock options to directors and employees to purchase 375,000 shares of common stock at $8.30 per share through July 1, 2010. The pro forma stock-based employee compensation expense determined under the fair value method for these options, net of related tax effects, for the year ending December 31, 2005 would be $323,126.

Warrants extended – On June 30, 2005, the Company extended the expiration date of 36,250 warrants with an exercise price of $1.75. The warrants were set to expire June 30, 2005 and were extended an additional six months to December 31, 2005. The incremental value associated with the extension of these warrants was determined to be immaterial.

NOTE 8 – CONTINGENCIES AND COMMITMENTS

Standby Letters of Credit – A commercial bank has issued standby letters of credit on behalf of the Company to the states of Texas, Oklahoma, New Mexico and Kansas totaling $299,029 to allow the Company to do business in those states. The standby letters of credit are valid through May 2006 and are collateralized by the revolving credit facility with the bank. The Company intends to renew the standby letters of credit for as long as the Company does business in those states. No amounts have been drawn under the standby letters of credit.

NOTE 9 — SUBSEQUENT EVENTS

Subsequent to September 30, 2005, warrant holders exercised 559,625 warrants with an exercise price of $7.32 per share, resulting in proceeds to the Company of $4,096,455. These warrants were exercised in response to the Company’s calling the warrants for redemption pursuant to a notice issued in late August 2005. Prior to September 30, 2005 but subsequent to the redemption notice, 906,428 warrants were exercised at the same exercise price.

14

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – For the Three Months Ended September 30, 2005

Oil and natural gas sales. For the three months ended September 30, 2005, oil and natural gas sales revenue increased $5,420,815 to $7,937,785, compared to $2,516,970 for the same period during 2004. Oil sales increased $5,031,825 and natural gas sales increased $388,990. The increases were the result of our acquisitions in 2004, increased sales volumes and average realized sales prices. For the three months ended September 30, 2005, oil sales volume increased 68,831 barrels to 123,600 barrels, compared to 54,769 barrels for the same period in 2004. The average realized per barrel oil price increased 43% from $41.13 for the three months ended September 30, 2004 to $58.92 for the three months ended September 30, 2005. For the three months ended September 30, 2005, gas sales volume increased 52,931 thousand cubic feet (MCF) to 105,629 MCF, compared to 52,698 MCF for the same period in 2004. The average realized natural gas price per MCF increased 23% from $5.05 for the three months ended September 30, 2004 to $6.20 for the three months ended September 30, 2005.

Lease operating expenses. Our lease operating expenses increased from $564,933 or $8.89 per barrel of oil equivalent (BOE) for the three months ended September 30, 2004 to $946,380 or $6.70 per BOE for the three months ended September 30, 2005. The increase in total was due to properties acquired in 2004. The decrease in the per BOE amounts is a result of increased production as a result of the development of our properties.

Production taxes. Our production taxes as a percentage of oil and natural gas sales decreased from 8% during the three months ended September 30, 2004 to 7% for the three months ended September 30, 2005. Production taxes vary from state to state. Therefore, these taxes are likely to vary in the future depending on the mix of production we generate from various states, as well as the possibility that any state may adjust its production tax.

Depreciation, depletion and amortization. Our depreciation, depletion and amortization expense increased by $408,696 to $645,908 for the three months ended September 30, 2005, compared to the same period in 2004. The increase was a result of an increase in volume and in the average depreciation, depletion and amortization rate from $3.74 per BOE during the three months ended September 30, 2004 to $4.52 per BOE during the three months ended September 30, 2005. The increased depreciation, depletion and amortization rate was the result of a revision to our reserves and increased capitalized costs and development costs from the properties acquired in 2004.

General and administrative expenses. General and administrative expenses increased by $111,859 to $285,828 for the three months ended September 30, 2005, compared to the same period in 2004. This increase was primarily related to increases in compensation expense associated with an increase in personnel required to administer our growth.

Interest expense (net of interest income). Interest expense decreased $41,030 to $19,266 for the three months ended September 30, 2005 when compared to the same period in 2004. The decrease was due to lower outstanding debt as a result of paying off amounts borrowed under our credit facility.

Income tax expense. Our effective tax rate was 37% during the three months ended September 30, 2004 and remained steady at 37% for the three months ended September 30, 2005.

Net income. Net income increased from $803,496 for the three months ended September 30, 2004 to $3,443,999 for the same period in 2005. The primary reasons for this increase include the acquisitions we made in 2004, development of our properties, an increase in volumes sold and higher crude oil prices between periods, partially offset by higher lease operating expense, general and administrative expense and income tax expense due to our growth.

15

Results of Operations – For the Nine Months Ended September 30, 2005

Oil and natural gas sales. For the nine months ended September 30, 2005, oil and natural gas sales revenue increased $10,971,290 to $16,481,074, compared to $5,509,784 for the same period during 2004. Oil sales increased $9,972,493 and natural gas sales increased $998,797. The increases were the result of increased sales volumes and average realized sales prices. For the nine months ended September 30, 2005, oil sales volume increased 159,917 barrels to 293,094 barrels, compared to 133,177 barrels for the same period in 2004. The average realized per barrel oil price increased 36% from $37.47 for the nine months ended September 30, 2004 to $51.05 for the nine months ended September 30, 2005. For the nine months ended September 30, 2005, gas sales volume increased 161,188 thousand cubic feet (MCF) to 273,912 MCF, compared to 112,724 MCF for the same period in 2004. The average realized natural gas price per MCF increased 20% from $4.62 for the nine months ended September 30, 2004 to $5.55 for the nine months ended September 30, 2005.

Lease operating expenses. Our lease operating expenses increased from $1,284,753 or $8.45 per barrel of oil equivalent (BOE) for the nine months ended September 30, 2004 to $2,384,816 or $7.04 per BOE for the nine months ended September 30, 2005. The increase in total was due to properties acquired during 2004. The decrease in the per BOE amounts is a result of increased production as a result of the development of our properties.

Production taxes. Production taxes as a percentage of oil and natural gas sales were 7% during the nine months ended September 30, 2004 and remained steady at 7% for the nine months ended September 30, 2005. Production taxes vary from state to state. Therefore, these taxes are likely to vary in the future depending on the mix of production we generate from various states, as well as the possibility that any state may adjust its production tax.

Depreciation, depletion and amortization. Our depreciation, depletion and amortization expense increased by $997,753 to $1,550,791 for the nine months ended September 30, 2005, compared to the same period in 2004. The increase was a result of an increase in volume and in the average depreciation, depletion and amortization rate from $3.64 per BOE during the nine months ended September 30, 2004 to $4.52 per BOE during the nine months ended September 30, 2005. The increased depreciation, depletion and amortization rate was the result of a revision to our reserves and increased capitalized costs and development costs from the properties acquired in 2004.

General and administrative expenses. General and administrative expenses increased by $262,629 to $898,195 for the nine months ended September 30, 2005, compared to the same period in 2004. This increase was primarily related to increases in compensation expense associated with an increase in personnel required to administer our growth.

Interest expense (net of interest income). Interest expense increased $61,135 to $189,542 for the nine months ended September 30, 2005 when compared to the same period in 2004. The increase was due to an increase in our average outstanding debt with the use of our credit facility in the acquisition of the Fuhrman-Mascho properties in December 2004.

Income tax expense. Our effective tax rate was 37% during the nine months ended September 30, 2004 and remained steady at 37% for the nine months ended September 30, 2005.

Net income. Net income increased from $1,586,556 for the nine months ended September 30, 2004 to $6,445,798 for 2005. The primary reasons for this increase include acquisitions we made in 2004, development of our properties, an increase in volumes sold and higher crude oil prices between periods, partially offset by higher lease operating expense, general and administrative expense and income tax expense due to our growth.

16

Revenues Year to Date by Geographic section

Arena reports its net oil and gas revenues for the year to date as applicable to the following geographic sectors:

OIL

	Net Production Volume	Net Revenue
Texas Leases	118,721 BBLS	$ 6,152,189
Oklahoma Leases	43,897 BBLS	$ 2,344,304
New Mexico Leases	130,476 BBLS	$ 6,465,537

GAS

	Net Production Volume	Net Revenue
Texas Leases	48,279 MCF	$ 228,104
Oklahoma Leases	31,064 MCF	$ 120,139
New Mexico Leases	108,063 MCF	$ 809,866
Kansas	86,506 MCF	$ 360,935

Significant Subsequent Events occurring after September 30, 2005:

Subsequent to September 30, 2005, warrant holders exercised 559,625 warrants with an exercise price of $7.32 per share, resulting in proceeds to the Company of $4,096,455. These warrants were exercised in response to the Company’s calling the warrants for redemption pursuant to a notice issued in late August 2005. Prior to September 30, 2005 but subsequent to the redemption notice, 906,428 warrants were exercised at the same exercise price.

Capital Resources and Liquidity

As shown in the financial statements for the nine months ended September 30, 2005, the Company had cash on hand of $6,571,237, compared to $1,253,969 as of December 31, 2004. The Company had positive net cash flows from operations for the nine months ended September 30, 2005 of $9,858,079, compared to $3,414,117 for the same period 2004. Other significant sources of cash inflow include the receipt of net proceeds of $13,605,728 during the nine months ended September 30, 2005 and $189,500 for the same period in 2004 from the exercise of warrants for the Company’s common stock, $9,916,750 net proceeds from the private placement of common stock in July 2005, $8,434,823 net proceeds from the Company’s secondary public offering in August 2004 and $1,000,000 from the issuance of notes payable in 2004. The most significant cash outflows during the nine months ended September 30, 2005 and 2004 were capital expenditures of $18,063,288 in 2005 and $2,277,703 in 2004, repayment of debt on the Company’s credit facility of $10,000,000 in 2005 and $10,008,440 in 2004.

In 2004 the Company established a $25,000,000 credit facility with a bank that provided a $15,000,000 borrowing base. Any increases in the borrowing base are subject to written consent by the financial institution. The interest rate is a floating rate equal to the 30, 60 or 90 day LIBOR rate plus 2.25%, currently 6.49% per annum, and is payable monthly. Annual fees for the facility were 1/8 of one percent of the unused portion of the borrowing base. Amounts borrowed under the revolving credit facility are due in April 2007. The revolving credit facility is secured by the Company’s principal mineral interests. In order to obtain the revolving credit facility, loans from two officers were subordinated to the position of the bank. The Company is required under the terms of the credit facility to maintain a tangible net worth of $12,000,000, maintain a 5-to-1 ratio of income before interest, taxes, depreciation, depletion and amortization to interest expense and maintain a current asset to current liability ratio of 1-to-1.

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Effective April 30, 2005, the Company entered into an agreement that increased its credit facility to $50,000,000, with an increased borrowing base of $35,000,000. At that time, the annual fee for the unused portion of the borrowing base was removed, the tangible net worth the Company must maintain was increased to $18,000,000 and the maturity date changed to April 30, 2008. All other terms and conditions of the credit facility remained the same. During the nine months ended September 30, 2005, the Company paid the outstanding $10,000,000 amount that was borrowed during 2004, using the proceeds from the exercise of warrants for the Company’s common stock and the proceeds of the private sale of the Company’s common stock. As of September 30, 2005, no amounts remained outstanding on this credit facility.

Disclosures About Market Risks

Like other natural resource producers, Arena faces certain unique market risks. The two most salient risk factors are the volatile prices of oil and gas and certain environmental concerns and obligations.

Oil and Gas Prices

Current competitive factors in the domestic oil and gas industry are unique. The actual price range of crude oil is largely established by major international producers. Pricing for natural gas is more regional. Because domestic demand for oil and gas exceeds supply, there is little risk that all current production will not be sold at relatively fixed prices. To this extent Arena does not see itself as directly competitive with other producers, nor is there any significant risk that the Company could not sell all production at current prices with a reasonable profit margin. The risk of domestic overproduction at current prices is not deemed significant. The primary competitive risks would come from falling international prices which could render current production uneconomical.

Secondarily, Arena is presently committed to use the services of the existing gatherers in its present areas of production. This gives to such gatherers certain short term relative monopolistic powers to set gathering and transportation costs, because obtaining the services of an alternative gathering company would require substantial additional costs since an alternative gatherer would be required to lay new pipeline and/or obtain new rights-of-way in the lease.

It is also significant that more favorable prices can usually be negotiated for larger quantities of oil and/or gas product, such that Arena views itself as having a price disadvantage to larger producers. Large producers also have a competitive advantage to the extent they can devote substantially more resources to acquiring prime leases and resources to better find and develop prospects.

Environmental

Oil and gas production is a highly regulated activity which is subject to significant environmental and conservation regulations both on a federal and state level. Historically, most of the environmental regulation of oil and gas production has been left to state regulatory boards or agencies in those jurisdictions where there is significant gas and oil production, with limited direct regulation by such federal agencies as the Environmental Protection Agency. However, while the Company believes this generally to be the case for its production activities in Texas, Oklahoma, Kansas and New Mexico, it should be noticed that there are various Environmental Protection Agency regulations which would govern significant spills, blow-outs, or uncontrolled emissions.

In Oklahoma, Texas, Kansas and New Mexico specific oil and gas regulations exist related to the drilling, completion and operations of wells, as well as disposal of waste oil. There are also procedures incident to the plugging and abandonment of dry holes or other non-operational wells, all as governed by the Oklahoma Corporation Commission, Oil and Gas Division, the Texas Railroad Commission, Oil and Gas Division, the Kansas Corporation Commission, Oil and Gas Division or the New Mexico Oil Conservation Division.

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Compliance with these regulations may constitute a significant cost and effort for Arena. No specific accounting for environmental compliance has been maintained or projected by Arena to date. Arena does not presently know of any environmental demands, claims, or adverse actions, litigation or administrative proceedings in which it or the acquired properties are involved or subject to or arising out of its predecessor operations.

In the event of a breach of environmental regulations, these environmental regulatory agencies have a broad range of alternative or cumulative remedies to include: ordering a clean up of any spills or waste material and restoration of the soil or water to conditions existing prior to the environmental violation; fines; or enjoining further drilling, completion or production activities. In certain egregious situations the agencies may also pursue criminal remedies against the Company or its principals.

Forward-Looking Information

Certain statements in this Section and elsewhere in this report are forward-looking in nature and relate to trends and events that may affect the Company’s future financial position and operating results. Such statements are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. The terms “expect,” “anticipate,” “intend,” and “project” and similar words or expressions are intended to identify forward-looking statements. These statements speak only as of the date of this report. The statements are based on current expectations, are inherently uncertain, are subject to risks, and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including changes in economic conditions in the markets served by the company, increasing competition, fluctuations in raw materials and energy prices, and other unanticipated events and conditions. It is not possible to foresee or identify all such factors. The company makes no commitment to update any forward-looking statement or to disclose any facts, events, or circumstances after the date hereof that may affect the accuracy of any forward-looking statement.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

        The Company is subject to interest rate risk on its revolving credit facility, which bears variable interest based upon a LIBOR rate. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and the interest rate paid on borrowings under its bank credit facility. Currently, the Company does not use interest rate derivative instruments to manage exposure to interest rate changes.

Commodity Price Risk

        The Company’s revenues, profitability and future growth depend substantially on prevailing prices for oil and natural gas. Prices also affect the amount of cash flow available for capital expenditures and Arena’s ability to borrow and raise additional capital. The amount the Company can borrow under its bank credit facility is subject to periodic redetermination based in part on changing expectations of future prices. Lower prices may also reduce the amount of oil and natural gas that the Company can economically produce. Arena currently sells all of its oil and natural gas production under price sensitive or market price contracts.

        Arena does not currently use derivative commodity instruments or similar financial instruments to attempt to hedge commodity price risks associated with future oil and natural gas production.

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Currency Exchange Rate Risk

        Foreign sales accounted for none of the Company’s sales; further, the Company accepts payment for its commodity sales only in U.S. dollars; hence, Arena is not exposed to foreign currency exchange rate risk on these sales.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

               The Company maintains controls and procedures designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. At the end of the period covered by this Quarterly Report on Form 10-Q, the Company’s management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that as of the end of such period the Company’s disclosure control and procedures are effective in alerting them to material information that is required to be included in the reports the Company files or submits under the Securities Exchange Act of 1934.

Changes in Internal Controls Over Financial Reporting

        There have been no changes in the Company’s internal control over financial reporting during the most recent fiscal quarter that have materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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Part II — Other Information

Item 1. Legal Proceedings

None.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

During the three months ended September 30, 2005, the Company issued 74,204 shares of common stock as a result of warrant holders exercising warrants which had an exercise price of $5.00 per share. The Company received $371,020 from the exercises. The shares were issued in transactions not involving a public offering in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The persons to whom the shares were issued in exchange for the warrants had access to full information concerning the Company and represented that they acquired the shares for their own account and not for the purpose of distribution. The certificates for the shares contain a restricted legend advising that the shares may not be offered for sale, sold or otherwise transferred without having first been registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. There was no underwriter involved in these transactions.

During the three months ended September 30, the Company issued 970,874 shares of common stock, valued at $10,000,000, or 10.30 per share, in a private placement. The shares were issued in a transaction not involving a public offering to accredited investors in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The persons to whom the shares were issued in the private placement had access to full information concerning the Company and represented that they acquired the shares for their own account and not for the purpose of distribution. The certificates for the shares contain a restricted legend advising that the shares may not be offered for sale, sold or otherwise transferred without having first been registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. There was no underwriter involved in these transactions.

During the three months ended September 30, 2005, the Company issued 5,000 shares of common stock, valued at $79,050, or $15.81 per share, in connection with the Company’s acquisition of the Parrish properties. The shares were issued in transactions not involving a public offering in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The persons to whom the shares were issued in exchange for the warrants had access to full information concerning the Company and represented that they acquired the shares for their own account and not for the purpose of distribution. The certificates for the shares contain a restricted legend advising that the shares may not be offered for sale, sold or otherwise transferred without having first been registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. There was no underwriter involved in these transactions.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 5. Other Information

None.

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Item 6. Exhibits

(a)	Exhibit 31.1	Section 302 Certification of CEO
Exhibit 31.2	Section 302 Certification of CFO

(b)	Exhibit 32.1	Section 1350 Certification of CEO
Exhibit 32.2	Section 1350 Certification of CFO

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

REGISTRANT: ARENA RESOURCES, INC.

Dated: February __, 2006	By: /s/ Lloyd Tim Rochford
Lloyd Tim Rochford
President, Chief Executive Officer

Dated: February __, 2006	By: /s/ Stanley McCabe
Stanley McCabe
Treasurer, Secretary

Dated: February __, 2006	By: /s/ William R. Broaddrick
William R. Broaddrick
Vice President, Chief Financial Officer

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Exhibit 31.1

CERTIFICATION

I, Lloyd T. Rochford, certify that:

1.     I have reviewed this Quarterly Report on Form 10-Q of Arena Resources, Inc.

2.     Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.     Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

         a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

         b)   evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this quarterly report; and

         c)   disclosed in this report any change of the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s first quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

         a)   all significant deficiencies and material weaknesses in the design or operation of internal control and financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

         b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

February __, 2006
Date

/s/ Lloyd T. Rochford
Lloyd T. Rochford
Chief Executive Officer

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Exhibit 31.2

CERTIFICATION

I, William R. Broaddrick, certify that:

1.     I have reviewed this Quarterly Report on Form 10-Q of Arena Resources, Inc.

2.     Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.     Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

         a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

         b)   evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this quarterly report; and

         c)   disclosed in this report any change of the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s first quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

         a)   all significant deficiencies and material weaknesses in the design or operation of internal control and financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

         b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

February __, 2006
Date

/s/ William R. Broaddrick
William R. Broaddrick
Chief Financial Officer

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Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

               In connection with the Quarterly Report of Arena Resources, Inc. (the “Company”), on Form 10-Q for the period ended September 30, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Lloyd T. Rochford, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

               (1)        The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

               (2)        The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

_________________
Lloyd T. Rochford
Chief Executive Officer
 February __, 2006

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Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

               In connection with the Quarterly Report of Arena Resources, Inc. (the “Company”), on Form 10-Q for the period ended September 30, 2005 as filed, I, William R. Broaddrick, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

               (1)        The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

               (2)        The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

_________________
William R. Broaddrick
Chief Financial Officer
 February __, 2006

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